UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

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Stage Stores, Inc.

(Name of Registrant as Specified In Its Charter)

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S T A G E   S T O R E S   I N C .

B E A L L S ▪ G O O D Y ' S ▪ P A L A I S R O Y A L ▪ P E E B L E S ▪ S T A G E

Notice of 2011
Annual Meeting
and
Proxy Statement



This Page Intentionally Left Blank.

S T A G E   S T O R E S   I N C .

B E A L L S GOODY'S PALAIS ROYAL PEEBLES STAGE

10201 Main Street
Houston, Texas 77025

April 29, 2011

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to invite you to attend the 2011 Annual Meeting of Shareholders of Stage Stores, Inc. on Thursday, June 9, 2011, at 1:00 p.m. local time, in Houston, Texas. Information about the Annual Meeting is presented in the following pages.

The Annual Meeting will begin with a discussion and vote on the matters set forth in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, followed by a discussion on any other business matters that are properly brought before the meeting.

Your vote is very important. We encourage you to read the Proxy Statement and vote your shares as soon as possible. Whether or not you plan to attend, you can be sure your shares are represented at the Annual Meeting by promptly completing, signing, dating and returning your Proxy Card in the enclosed envelope or by submitting your vote and proxy by telephone or by the Internet.

If you will need special assistance at the Annual Meeting because of a disability, please contact Bob Aronson, Vice President, Investor Relations, at (800) 579-2302.

Thank you for your continued support of Stage Stores, Inc. We look forward to seeing you on June 9th.

Sincerely,

William J. Montgoris
Chairman of the Board

TABLE OF CONTENTS

■ To be voted on at the meeting

EVERY SHAREHOLDER'S VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD, OR SUBMIT YOUR VOTE AND PROXY BY TELEPHONE OR BY THE INTERNET, AS SOON AS POSSIBLE.

S T A G E S T O R E S I N C .

B E A L L S □ G O O D Y ' S □ P A L A I S R O Y A L □ P E E B L E S □ S T A G E

NOTICE OF 2011 ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders:

The 2011 Annual Meeting of Shareholders of Stage Stores, Inc. (the "Company") will be held at the offices of the Company, 10201 Main Street, Houston, Texas 77025 on Thursday, June 9, 2011, at 1:00 p.m. local time. If you need directions to attend the Annual Meeting, they can be found on our website, www.stagestoresinc.com, under "Investor Relations". The shareholders will vote on the following matters:

1. Election of seven Directors for a term of one year,
2. Advisory Vote on Executive Compensation,
3. Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation,
4. Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2011,
5. Approval of Second Amended and Restated 2008 Equity Incentive Plan, and
6. Such other matters as may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on April 12, 2011 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors

Edward J. Record
Chief Operating Officer
and Secretary

April 29, 2011

IMPORTANT VOTING INFORMATION

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum, but will not be able to vote on those matters for which specific authorization is required under the rules of the New York Stock Exchange ("NYSE").

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of Deloitte & Touche LLP, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on Items 1 (Election of Directors), 2 (Advisory Vote on Executive Compensation), 3 (Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation) and 5 (Approval of the Second Amended and Restated 2008 Equity Incentive Plan) without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on those matters. ***Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.***

More Information Is Available

If you have any questions about the proxy voting process, please contact the broker, bank or other financial institution where you hold your shares. The Securities and Exchange Commission ("SEC") also has a website (*www.sec.gov/spotlight/proxymatters.shtml*) with more information about your rights as a shareholder.

Additionally, you may contact our Investor Relations Department at www.stagestoresinc.com/investor-relations.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 9, 2011.

The Company's 2011 Proxy Statement, 2010 Annual Report and 2010 Annual Report on Form 10-K are available to review at http://bnymellon.mobular.net/bnymellon/ssi.

INFORMATION REGARDING ADMISSION TO THE ANNUAL MEETING

In accordance with the Company's security procedures, all persons attending the Annual Meeting must present either their E-Notice, or the Admission Ticket found on their Proxy Card (if they requested and received a Proxy Card), or a brokerage statement or other proof of ownership of Stage Stores stock as of the Record Date, and picture identification. If you are a shareholder of record and plan to attend the meeting in person, please bring your E-Notice or your Admission Ticket with you to the meeting. For security purposes, briefcases, bags, purses, backpacks and other containers will be subject to search at the door.

PROXY STATEMENT

GENERAL

This Proxy Statement is furnished in connection with the solicitation of proxies by Stage Stores, Inc. (the "Company", "we", "our" or "us") on behalf of the Board of Directors (the "Board") for the 2011 Annual Meeting of Shareholders (the "Annual Meeting"), which will be held at the principal executive offices of the Company, 10201 Main Street, Houston, Texas 77025, on Thursday, June 9, 2011, at 1:00 p.m. local time. This Proxy Statement and Proxy Card are first being made available to the shareholders on or about April 29, 2011. The proxy will be voted at the Annual Meeting if the signer of the Proxy Card or the shareholder submitting their vote and proxy by mail, by telephone or by the Internet was a shareholder of record on April 12, 2011 (the "Record Date").

NOTICE ONLY DELIVERY METHOD

We have adopted the "Notice Only Delivery Method" of distributing our Proxy Statement, Proxy Card and Annual Report to shareholders. Therefore, we will mail a Notice of Internet Availability of Proxy Materials ("E-Notice") to shareholders rather than paper copies of these documents. If you would like to receive a paper copy of these documents, you must request one. Instructions on how to request a copy by telephone, email or the Internet are contained in the E-Notice.

VOTING

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. On the Record Date, there were 36,114,999 shares of our common stock, par value $0.01, outstanding. A list of the shareholders entitled to vote at the Annual Meeting will be available for inspection at the Annual Meeting for purposes relating to the Annual Meeting.

You can ensure that your shares are voted at the Annual Meeting by submitting your instructions by completing, signing, dating and returning your Proxy Card in the envelope provided (if you requested a paper copy of the Proxy Card) or by submitting your vote and proxy by telephone or by the Internet. Submitting your instructions by Proxy Card, by telephone, or by the Internet will not affect your right to attend the Annual Meeting and vote. A shareholder who gives a proxy may revoke it at any time before it is exercised by voting in person at the Annual Meeting, by delivering a subsequent proxy, or by notifying the Inspectors of Election in writing of such revocation.

The representation in person or by proxy of a majority of the outstanding shares of our common stock entitled to a vote at the Annual Meeting is necessary to provide a quorum for the transaction of business at the Annual Meeting. Shares can only be voted if the shareholder is present in person or is represented by a properly signed Proxy Card or by a vote and proxy submitted by telephone or by the Internet. Each shareholder's vote is very important. Whether or not you plan to attend the Annual Meeting in person, please sign and promptly return the Proxy Card (if you requested a paper copy of the Proxy Card) or submit your vote and proxy by telephone or by the Internet. All signed and returned Proxy Cards and votes and proxies submitted by telephone or by the Internet will be counted towards establishing a quorum for the Annual Meeting, regardless of how the shares are voted.

A shareholder of record on the Record Date may vote in any of the following four ways:

- by toll-free number at 1-866-540-5760; or
- by the Internet at www.proxyvoting.com/ssi; or
- by completing and mailing a Proxy Card (if you requested a paper copy of the Proxy Card); or
- by written ballot at the Annual Meeting.

If you vote by mail, by the Internet or by telephone, your vote must be received by 11:59 p.m. Eastern Time on Wednesday, June 8, 2011, the day before the Annual Meeting. Your shares will be voted as you indicate. If you return or otherwise complete your Proxy Card, but you do not indicate your voting preferences, the proxies will vote your shares FOR Items 1 (Election of Directors), 2 (Advisory Vote on Executive Compensation), 4 (Ratification of the Selection of Deloitte & Touche LLP) and 5 (Approval of Second Amended and Restated 2008 Equity Incentive Plan), for once every THREE years with respect to Item 3 (Advisory Vote on the Frequency of

Future Advisory Votes on Executive Compensation), and in their discretion for Item 6 (such other matters as may properly come before the Annual Meeting or any adjournment thereof).

If your shares are held in a brokerage account (this is called "street name"), you should follow the voting directions provided by the broker. You may complete and mail a voting instruction card to the broker or, in most cases, submit voting instructions by mail, by telephone or by the Internet. Your shares should be voted by the broker as you have directed.

If your shares are held in street name and you wish to have your shares voted for Item 1 (Election of Directors), Item 2 (Advisory Vote on Executive Compensation), Item 3 (Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation), and Item 5 (Approval of Second Amended and Restated 2008 Equity Incentive Plan) you must either (i) instruct your broker how to vote your shares, (ii) vote your shares by phone or the Internet, or (iii) bring a brokerage statement, written proxy from your broker, or other proof of ownership of the Company's common stock as of the Record Date with you to the Annual Meeting.

We will pass out written ballots to any shareholder entitled to vote at the Annual Meeting.

For additional information concerning the manner of proxy solicitation and voting, please see "Additional Information" on page 70 of this Proxy Statement.

MATTERS TO BE ACTED UPON

ITEM 1 - ELECTION OF DIRECTORS

INFORMATION RELATING TO DIRECTORS AND DIRECTOR NOMINEES

Cheryl Nido Turpin

On March 29, 2011, Cheryl Nido Turpin informed the Board of Directors that she would not be standing for re-election as a member of the Board of Directors at the Annual Meeting. Due to the departure of Ms. Turpin, the Board is conducting a search for an additional Director.

New Directors

Earl Hesterberg. On July 1, 2010, the Board of Directors appointed Earl J. Hesterberg to the Board, thereby increasing its membership to seven Directors.

Gabrielle Greene. On September 21, 2010, the Board of Directors appointed Gabrielle E. Greene to the Board, thereby increasing its membership to eight Directors.

In General

To the extent required by the rules of the SEC, certain information concerning former Directors James Scarborough and Sharon Mosse, both of whom retired as Directors at the conclusion of the 2010 Annual Meeting, and Dr. Tom Mentzer, who passed away on February 26, 2010, is provided in this Proxy Statement.

At the Annual Meeting, seven Directors are to be elected to hold office until the 2012 Annual Meeting and until their successors have been elected and have qualified. Information concerning the seven nominees is set forth below. All of the nominees are currently Directors. The Board has determined that the following six Director nominees are Independent Directors, as independence is defined by the NYSE: Alan J. Barocas, Michael L. Glazer, Gabrielle E. Greene, Earl J. Hesterberg, William J. Montgoris, and David Y. Schwartz. Mr. Hall, the seventh Director nominee, is not an Independent Director as he is our President and Chief Executive Officer. The Board's Corporate Governance and Nominating Committee recommended those current Directors for re-election. The Board knows of no reason why any nominee may be unable to serve as a Director. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such other person as the Board may nominate.

Board Composition

Nominees for Director are selected on the basis of broad experience, diversity (differences of viewpoint, professional experience, education, skill and other individual qualities and attributes that contribute to the Board's heterogeneity), wisdom, integrity, the ability to make independent analytical inquiries, an understanding of the Company's business environment, and a willingness to devote adequate time to Board duties.

Below we identify and describe the specific experience, qualifications, attributes or skills (collectively, "Director Qualifications") our Directors bring to the Board that are important in light of our business. The specific Directors' Qualifications that the Corporate Governance and Nominating Committee and the Board considered in each Director's re-nomination follow their individual biographies.

- ***Leadership experience.*** We believe that Directors with experience in significant leadership positions over an extended period, especially Chief Executive Officer ("CEO") and Chief Operating Officer ("COO") positions, provide the Company with special insights. These people generally possess extraordinary leadership qualities and the ability to identify and develop those qualities in others. They demonstrate a practical understanding of organizations, processes, strategy, risk management and the methods to drive change and growth.
- ***Finance experience.*** We believe that an understanding of finance and financial reporting processes is important for our Directors. The Company measures its operating and strategic performance by reference to financial targets. In addition, accurate financial reporting and vigorous auditing are critical to our success. We seek to have at least a majority of the members of our Audit Committee qualify as Audit Committee Financial Experts and we expect all of our Directors to be financially knowledgeable.
- ***Industry experience.*** We seek to have Directors with experience as executives, directors, consultants, professionals or other capacities in the retail industry.
- ***Marketing experience.*** As a retailer, marketing is critical to our success. Therefore, marketing expertise is very important to us.
- ***Real estate experience***. As of the end of our 2010 Fiscal Year (January 29, 2011), we operated 786 stores in 39 states. In addition to opening new stores, the Company has continued to invest in the expansion, relocation and remodeling of its existing stores. Therefore, real estate expertise is very important to us.

The following information pertains to each nominee's (i) age as of April 12, 2011, (ii) principal occupations for at least the past five years, and (iii) directorships in other public companies at any time during the past five years.

Name	Age	Positions Currently Held
Alan J. Barocas	62	Director
Michael L. Glazer	62	Director, Chairman of Corporate Governance and Nominating Committee
Gabrielle E. Greene	50	Director
Andrew T. Hall	50	Director, President and Chief Executive Officer
Earl J. Hesterberg	57	Director
William J. Montgoris	64	Director, Chairman
David Y. Schwartz	70	Director, Chairman of Audit Committee

Mr. Barocas has been a Director since January 2007. Since January 1, 2011, he has been Senior Executive Vice President of Leasing at General Growth Properties, Inc. located in Chicago. From May 2006 to January 1, 2011, Mr. Barocas was the principal of Alan J. Barocas and Associates, a real estate consulting firm. From June 1981 to April 2006, he was employed by GAP, Inc. His last position with GAP, Inc. was Senior Vice President of Real Estate. He is a past Trustee of the International Council of Shopping Centers (ICSC).

Director Qualifications:

- **Leadership and Industry experience:** current Senior Executive Vice President of a large public company engaged in commercial real estate; former Senior Vice President of Real Estate of a large public company in the retail industry; twenty-five years of experience with a large public company in the retail industry

- **Real estate experience:** more than thirty years of real estate experience, twenty-five of which were with a large public company in the retail industry

Mr. Glazer has been a Director since August 2001. Since October 2009, he has served as President and CEO of Mattress Giant Corporation located in Addison, Texas. From August 2005 to October 2009, Mr. Glazer served as Managing Director of Team Neu, located in Pittsfield, Massachusetts. From May 1996 to August 2005, he served as President and Chief Executive Officer of KB Toys, Inc. KB Toys, Inc. filed a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on January 14, 2004 and emerged from Chapter 11 in August 2005. From April 1995 to January 1999, Mr. Glazer also served as President of Big Lots. From March 1990 to January 1995, he served as President of the Bombay Company. Mr. Glazer is also a Director of CPI Corporation. He also formerly served on the boards of Brookstone and Big Lots.

Director Qualifications:

- **Leadership experience:** current President and CEO of a privately held company in the retail industry with 1,000 employees; former President and CEO of three public companies in the retail industry

- **Industry experience:** thirty-six years of experience in the retail industry

Ms. Greene was appointed a Director on September 21, 2010. Since 2005, she has been a General Partner of Rustic Canyon/Fontis Partners, a later-stage private equity fund investing in high growth segments of emerging domestic markets, headquartered in Pasadena, California. From 2002 to 2005, Ms. Greene was the Chief Financial Officer of Gluecode Software, Inc. headquartered in El Segundo, California. From 2000 to 2002, she was the Chief Financial Officer of Crown Services Company headquartered in Fresno, California. From 1998 to 2000, Ms. Greene was a General Partner of Black Enterprise/Greenwich Street Growth Fund headquartered in New York, New York. She also serves on the Board of Directors of Whole Foods Market, Inc., a NASDAQ listed company that pioneered the supermarket concept in health foods retailing. From September 2006 to May 2008, Ms. Greene served on the Board of Directors of Bright Horizons Family Solutions Inc., a then NASDAQ listed leading provider of workplace services for employers and families headquartered in Watertown, Massachusetts.

Director Qualifications:

- **Leadership and Audit Committee experience:** Significant board experience; served on the boards of two public companies, one of which was in the retail sector; significant Audit Committee experience, having served on that committee for the entirety of her board service for both companies, as well as chairing the Whole Foods Audit Committee for the past three years

- **Finance experience:** Extensive financial experience; former CFO of two companies, one in the retail industry and one in the service industry; extensive experience in finance and investment analysis as a private equity investor

Mr. Hall joined the Company in February 2006 as President and Chief Operating Officer and assumed the position of President and Chief Executive Officer in November 2008. He became a Director in March 2008. Mr. Hall was employed by Foley's, a Houston-based division of May Department Stores, Inc., from June 2002 to February 2006. While at Foley's, Mr. Hall served as Chief Financial Officer (June 2002 to April 2003) and as Chairman (May 2003 to February 2006).

Director Qualifications:

- **Leadership and Industry experience:** current President and CEO of the Company; former Chairman of Foley's, a division of May Department Stores; eighteen years of experience in the retail industry

- **Finance experience:** Certified Public Accountant; former CFO of a division of a large public company in the retail industry

Mr. Hesterberg was appointed a Director on July 1, 2010. Since April 2005, he has been the President, CEO and a Director of Group 1 Automotive, Inc., a NYSE company headquartered in Houston, Texas. From

October 2004 to April 2005, Mr. Hesterberg served as Group Vice President, North America Marketing, Sales and Service for Ford Motor Company. From July 1999 to September 2004, he served as Vice President, Marketing, Sales and Service for Ford of Europe, and from 1999 until 2005, he served on the supervisory board of Ford Werke AG. Mr. Hesterberg has also served as President and Chief Executive Officer of Gulf States Toyota, an independent national distributor of new Toyota vehicles, parts and accessories. He has also held various senior sales, marketing, general management, and parts and service positions with Nissan Motor Corporation in U.S.A. and Nissan Europe, both of which are wholly-owned by Nissan Motor Co., Ltd., a global provider of automotive products and services.

- **Leadership experience:** current President, CEO and a Director of a NYSE company in the automotive retail industry with 7,500 employees; former Executive Vice President and corporate officer of a NYSE listed global automotive manufacturer
- **Industry and Marketing experience:** 36 years of sales, marketing and service experience in the automotive retail industry

Mr. Montgoris has been a Director since June 2004. He retired from The Bear Stearns Companies, Inc. in June 1999. From 1987 to 1999, Mr. Montgoris served in the following positions with Bear Stearns: Chief Operating Officer (1996 to 1999), Chief Operating Officer and Chief Financial Officer (1993 to 1996) and Chief Financial Officer (1987 to 1993). Mr. Montgoris is also a director of Carter's, Inc. and OfficeMax Incorporated. From June 1999 to March 2009, he served as a director of the Reserve Fund, a family of money market mutual funds.

Director Qualifications:

- **Leadership, Industry and Committee experience:** former COO of a leading global investment banking, securities trading and brokerage firm; member of the Audit Committee of a large public company that is the largest branded marketer in the United States of apparel exclusively for babies and young children; member of the Audit and Compensation Committees of a large public company that is a leader in both business-to-business and retail office products distribution
- **Finance experience:** accounting background; Certified Public Accountant; former CFO of a leading global investment banking, securities trading and brokerage firm

Mr. Schwartz has been a Director since July 2007. Since June 1997, Mr. Schwartz has been a business advisor and consultant to various companies principally in the retail, distribution and services industries. Prior to that, Mr. Schwartz spent thirty-five years with Arthur Andersen, LLP, from which he retired as a Senior Partner in June 1997. While at Arthur Andersen, he served clients in various industries, primarily retailing, distribution and communications. Mr. Schwartz is also a director of Walgreen Co. and Foot Locker, Inc. He retired as a director of True Value Company in April 2011.

Director Qualifications:

- **Leadership, Industry and Audit Committee experience:** member of the Board of Directors of two large companies in the retail industry; Chairman of the Audit Committee of a public company in the retail industry and former Chairman of the Audit Committee of a private company in the wholesale distribution industry; Chairman of the Finance and Strategic Planning Committee of a large public company in the retail industry
- **Finance experience:** Certified Public Accountant; former partner with Arthur Andersen (partner in charge of Retail Industry Program and Managing Partner of the Chicago office's Attest and Business Consulting Practice)

Your Board of Directors recommends a vote FOR each nominee for Director.

INFORMATION RELATING TO THE BOARD OF DIRECTORS AND COMMITTEES

In General

Our business is managed under the direction of our Board. Our Board currently consists of eight Directors. Members of our Board are kept informed of our business through discussions with our CEO and other officers, by reviewing materials provided to them, by visiting our offices, stores and distribution centers, and by participating in meetings of the Board and its Committees.

Corporate Governance

Board Leadership Structure. Andy Hall, our CEO, does not serve as the Chairman of our Board. We believe that this leadership structure is appropriate for the Company because while it allows the CEO to speak for and lead the Company and communicate with other members of senior management, it provides for effective oversight by our Board, all of whose members are independent with the exception of Mr. Hall, and all of whom are highly qualified and experienced and, other than Mr. Hall, exercise a strong independent oversight function. This oversight function is enhanced by the fact that all of the Board's standing committees—Audit, Compensation, and Corporate Governance and Nominating—are comprised entirely of Independent Directors.

The Board's Role in Risk Oversight. The Board's role in the risk oversight of the Company is administered directly and through its standing committees as follows:

- The Audit Committee has primary responsibility for financial oversight. In that regard, the Audit Committee's purpose is to assist in the Board's oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the Company's independent auditor's qualifications, independence and work, and (iv) the performance of the Company's internal audit function and independent auditors. The Committee acts independently as authorized and assists the Board in fulfilling its oversight responsibilities by reviewing certain financial information that is provided to the Board and others, the internal control structure, the audit process, and the adherence to applicable laws and regulations. Considering the size and complexity of the Company, the Committee must apply reasonable materiality standards to all of its activities. In addition, the Audit Committee has certain responsibilities with respect to our compliance program. For additional information, please see "Information Relating to the Board of Directors and Committees—Audit Committee" and "Item 4—Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2011—Audit Committee Report" later in this Proxy Statement.

- The Compensation Committee considers the risks associated with our compensation policies and practices for all employees, including non-executive officers, to ensure that they do not create risks that are reasonably likely to have a material adverse affect on the Company. For additional information, please see "Information Relating to the Board of Directors and Committees—Compensation Committee" later in this Proxy Statement.

- The Corporate Governance and Nominating Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by reviewing corporate governance issues that may be brought before the Board, by exercising oversight over the Company's Corporate Governance Guidelines, by recommending qualified individuals for nomination as Directors and reviewing their performance, and by reviewing applicable laws and regulations related to corporate governance matters. For additional information, please see "Information Relating to the Board of Directors and Committees—Corporate Governance and Nominating Committee" later in this Proxy Statement.

- The Board is kept abreast of its Committees' risk oversight and other activities via reports of each Committee Chairman to the full Board. These reports are presented at every regular Board meeting and include discussions of Committee agenda topics, including matters involving risk oversight.

- Members of management who supervise the day-to-day risk management responsibilities periodically provide reports to the Board as a whole and to the Committees if requested.

The Board considers specific risk topics, including risks associated with our strategic plan, our capital structure and our development activities. In addition, the Board receives detailed regular reports from the members of our senior management team, which consists of the heads of our principal business and corporate functions—that include discussions of the risks and exposures involved in their respective areas of responsibility. These reports are provided in connection with regular Board meetings and are discussed, as necessary, at Board meetings. Further, the Board is routinely informed of developments affecting the Company that could affect our risk profile or other aspects of our business.

Director Independence. Seven of our eight Directors are Independent Directors, as independence is defined by the NYSE. One of our Directors is not an Independent Director by virtue of the fact that he is our current President and CEO (Andy Hall). All members of the Board's Audit, Compensation, and Corporate Governance and Nominating Committees are Independent Directors. Members of the Audit Committee must also satisfy, and they do satisfy, a separate SEC independence requirement, which provides that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from us or any of our subsidiaries other than their Directors' compensation.

Corporate Governance Guidelines. The Board has adopted written Corporate Governance Guidelines (the "Governance Guidelines") to assist it in the exercise of its corporate governance responsibilities. The purpose of the Governance Guidelines is to provide a structure within which our Directors and our management can monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing shareholder value over the long term. The Governance Guidelines are available on our website at www.stagestoresinc.com. They can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "Corporate Governance Guidelines."

Code of Ethics for Senior Officers. In order to promote ethical conduct in the practice of financial management throughout the Company, the Board has adopted a Code of Ethics for Senior Officers (the "Code"). We believe that in addition to the CEO, the Chief Operating Officer, the Chief Financial Officer and the Controller each holds an important and elevated role in corporate governance. The Code is designed to deter wrongdoing and provides principles to which our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions are expected to adhere and advocate. These principles embody rules regarding individual and peer responsibilities, as well as responsibilities to the shareholders, the public and others who have a stake in our continued success. The Code is available on our website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "Code of Ethics for Senior Officers." We intend to disclose future amendments to certain provisions of the Code, or waivers of such provisions granted to Directors and executive officers, if any, on our website within four business days following the date of such amendment or waiver or as otherwise may be required by the SEC.

Code of Ethics and Business Conduct. The Board has also adopted a Code of Ethics and Business Conduct (the "Code of Ethics"), which is the basic set of policies and procedures governing the behavior of all Directors, executive officers, and other employees of the Company (each employee an "Associate" and collectively the "Associates") in conformance with Section 303A.10 of the NYSE Listed Company Manual. It is our policy to adhere to the highest standards of business ethics in all our business activities. When Associates are engaged in any activity concerning the Company, our customers, competitors, suppliers, other Associates, shareholders or the general public, they must maintain standards of uncompromising integrity and conduct themselves in a professional manner with a positive, supportive attitude about the Company. The Code of Ethics is available on our website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "Code of Ethics and Business Conduct." We intend to disclose future amendments to certain provisions of the Code of Ethics, or waivers of such provisions granted to Directors and executive officers, if any, on our website within four business days following the date of such amendment or waiver or as otherwise may be required by the NYSE or the SEC.

Non-Accounting Complaints. We have established procedures to enable anyone who has a concern about a violation of the Code of Ethics or any other Company policy to report that concern through normal Company channels or anonymously. An Anonymous Ethics Hotline is maintained by an independent third party and is available 24 hours a day, 7 days a week.

Accounting Complaints. The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. These procedures, which are incorporated into the Code of Ethics, (i) set forth a statement about our commitment to comply with the laws; (ii) encourage employees to inform us of conduct amounting to a violation of the applicable standards; (iii) describe prohibited conduct; (iv) set forth compliance procedures that employees can easily use, including making anonymous complaints; and (v) provide assurances that there will be no retaliation for reporting suspected violations.

Policy on Poison Pills. The term "Poison Pill" refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt. The Board has not adopted a Poison Pill. However, as we are a Nevada corporation, our Articles of Incorporation provide that we have expressly elected to be governed by Chapter 78 of the Nevada Revised Statutes ("NRS") with respect to the acquisition of a controlling interest in the Company. NRS 78 provides that a person who seeks to acquire a "Controlling Interest" (20% or greater) in a Nevada corporation will only obtain such voting rights in the shares acquired (the "Control Shares") as are granted by a vote of the holders of a majority of the remaining voting power of the Company at a special or annual meeting of the shareholders. In addition, NRS 78 provides that the Company may redeem not less than all of the Control Shares at the average price of the Control Shares if the Control Shares are not granted full voting rights by the shareholders.

Attendance at Board, Committee and Annual Meetings

Board Meetings. The Board held four regular meetings and four special meetings during our 2010 Fiscal Year. During our 2010 Fiscal Year, no current Director attended fewer than 75% of the aggregate of the total number of meetings of the Board and of meetings held by committees of the Board on which he or she was a member during the time he or she was a Director. In addition to regularly scheduled meetings, a number of Directors were involved in numerous informal meetings with management, offering valuable advice and suggestions on a broad range of corporate matters.

Executive Sessions (Meetings of Independent Directors). As described in the Governance Guidelines, the Independent Directors meet in regularly scheduled executive sessions without employees and non-Independent Directors present.

Annual Meeting. It is the Board's policy that Directors should attend our annual meeting of the shareholders absent exceptional cause. Last year, all Directors attended the annual meeting of shareholders except for Ms. Greene and Mr. Hesterberg, who were not Directors at the time.

Standing Committees

The Board has the following standing committees: Corporate Governance and Nominating, Audit and Compensation. Each committee operates under a written charter that is periodically reviewed by the respective committee and the Corporate Governance and Nominating Committee. The following table provides information concerning the independence of our Directors and the current membership of each committee.

Director	Board	Corporate Governance and Nominating Committee	Audit Committee	Compensation Committee
Mr. Barocas (I)	X		X	X
Mr. Glazer (I)	X	X (C)		X
Ms. Greene (I)	X		X (ACFE)	X
Mr. Hall	X			
Mr. Hesterberg (I)	X	X		X
Mr. Montgoris (I)	X (C)		X (ACFE)	
Mr. Schwartz (I)	X	X	X (C)(ACFE)	
Ms. Turpin (I)	X	X		X (C)

(I) The Director is an Independent Director.
(C) The Director is the Chairman.
(ACFE) The Director is an Audit Committee Financial Expert.

Corporate Governance and Nominating Committee

In General. The members of the Corporate Governance and Nominating Committee are Michael Glazer (Chairman), Earl Hesterberg, David Schwartz and Cheryl Nido Turpin, all of whom are Independent Directors. The Committee's primary purposes are (i) to develop, maintain and review the Governance Guidelines and propose changes to the Governance Guidelines as corporate governance developments warrant, (ii) to consider any Director candidates recommended by shareholders, (iii) to identify, recruit and recommend potential candidates for nomination as Directors to the Board consistent with criteria approved by the Board, and to nominate Directors for membership on Board committees, (iv) to evaluate the overall performance of the Board, the committees of the

Board, the Directors and management, and (v) to report annually to the Board on the status of the Chief Executive Officer's succession plan. The Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by reviewing corporate governance issues that may be brought before the Board, by exercising oversight over the Governance Guidelines, by recommending qualified individuals for nomination as Directors and reviewing their performance, and by reviewing applicable laws and regulations related to corporate governance matters. Annually, the Committee evaluates the overall performance of the Board and the Governance Guidelines. Periodically, the Committee reviews the compensation paid to the Directors. An annual performance evaluation of the Committee is conducted by the Board and the members of the Committee. The Committee met four times during our 2010 Fiscal Year.

Corporate Governance and Nominating Committee Charter. The Corporate Governance and Nominating Committee's Charter is posted on our website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "CG&NC Charter".

Evaluation of the Chairman, the Board, Board Committees and Individual Directors. The Corporate Governance and Nominating Committee is responsible for establishing the evaluation criteria and implementing the process for the annual evaluation of the Chairman, the Board, the Board Committees and the individual Directors. Each Director annually evaluates the Chairman, the Board, the Board Committees and the other Directors. With respect to the Chairman, the Board and the Board Committees, the evaluations are of their overall performance as a whole and the Committee considers specific areas in which the Directors believe a better contribution could be made. The results of the evaluations of the Chairman, the Board and the Board Committees are reported to the entire Board by the Chairman. With respect to the evaluation of individual Directors, the purpose of the evaluation is to increase the corporate governance effectiveness of the Board, not to target individual Directors. The results of the individual Director evaluations are communicated to the respective Directors by the Chairman or his designee and, in the case of the Chairman, by outside counsel.

Evaluation of the Guidelines, Committee Charters, Corporate Governance Policies and Related Party Transactions. With input from the other Directors, the Corporate Governance and Nominating Committee reports annually to the Board on its evaluation of the Governance Guidelines, the Committee charters, any other corporate governance policies, and any related party transactions (transactions involving the Company and any executive officer, Director, employee or their affiliates and immediate family members).

Director Qualifications; Process for Identifying and Evaluating Nominees. Nominees for Director must possess the following minimum qualifications: broad experience, diversity (differences of viewpoint, professional experience, education, skill and other individual qualities and attributes that contribute to the Board's heterogeneity), wisdom, integrity, the ability to make independent analytical inquiries, an understanding of our business environment, and a willingness to devote adequate time to Board duties. The Corporate Governance and Nominating Committee is responsible for assessing the appropriate balance of skills and qualifications required of Directors. In identifying and evaluating nominees for Director, including nominees recommended by shareholders, the Corporate Governance and Nominating Committee will implement such processes as it deems appropriate including, in its sole discretion, retaining a third party or third parties to identify or evaluate or assist in identifying or evaluating potential nominees. However, at a minimum, each nominee for Director must (i) meet the minimum qualifications set forth above, (ii) have at least one interview with the Corporate Governance and Nominating Committee and with any other Board member who requests an interview, and (iii) complete and sign a Director and Executive Officer Questionnaire in a form deemed appropriate by the Board prior to his or her nomination to the Board. Each Director must no less than annually complete and sign a Director and Executive Officer Questionnaire in a form deemed appropriate by the Board. In the event any information contained on a Director's most recent Director and Executive Officer Questionnaire becomes incomplete or inaccurate, it is the responsibility of the Director to provide complete and accurate information to the Corporate Governance and Nominating Committee within thirty days. When formulating its Director recommendations, the Committee will also consider any advice and recommendations offered by our CEO and any other members of the Board.

Diversity. The Board endeavors to have a Board representing a range of experience in business and in other areas that are relevant to the Company's activities. The goal of the Corporate Governance and Nominating Committee is to achieve a Board that, as a whole, provides effective oversight of the management and business of the Company, through, among other things, diversity (differences of viewpoint, professional experience, education, skill and other individual qualities and attributes that contribute to the Board's heterogeneity). This policy with respect to the consideration of diversity in identifying Director nominees is implemented, and its effectiveness assessed, annually by both the Board and the Corporate Governance and Nominating Committee as part of the Director nomination process.

Consideration of Shareholder Nominees. When formulating its Director recommendations, the Corporate Governance and Nominating Committee will also consider any written recommendations received from our shareholders identifying the nominee and stating his or her qualifications. The Committee evaluates all nominees for Director in the same manner regardless of the source of the recommendation. For the Annual Meeting of Shareholders in 2012, recommendations for Director nominees must be submitted in writing by Friday, December 30, 2011 to the Corporate Governance and Nominating Committee, c/o Edward J. Record, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025, and must include the names of such nominees, together with their qualifications for service as a Director of the Company.

Succession Planning. The Governance Guidelines require (i) the Corporate Governance and Nominating Committee to make an annual report to the Board on emergency as well as expected CEO succession planning and (ii) the CEO to prepare, on a continuing basis, a short-term succession plan which delineates a temporary delegation of authority to certain officers of the Company, if all or a portion of the executive officers of the Company should unexpectedly become unable to perform their duties. The short-term succession plan will be in effect until the Board has the opportunity to consider the situation and take action, when necessary.

Consultants. The Corporate Governance and Nominating Committee has the authority to retain, from time to time and at our expense, search firms and other consultants to assist it in identifying and recruiting potential directors for nomination, in evaluating director compensation, and to otherwise carry out its responsibilities and duties and to approve the search firm or other consultant's fees and other retention terms.

Engagement of Compensation Consultant-Director Compensation. The Corporate Governance and Nominating Committee (i) has the authority to retain, from time to time and at our expense, a professional compensation consulting firm to review our Director compensation program, and (ii) has selected and engaged Hay Group, a leading human resource and compensation consulting firm, as its independent consultant to advise it on Director compensation. Likewise, the decision to retain a consultant is at the sole discretion of the Corporate Governance and Nominating Committee and the consultant works at the direction of the Corporate Governance and Nominating Committee. Since 2005, Hay Group has been engaged from time to time by both the Corporate Governance and Nominating Committee and management for professional compensation consulting with respect to compensation of our Directors.

Compensation of Directors; Role of Compensation Consultant in Determining or Recommending the Amount or Form of Director Compensation. It is the responsibility of our Corporate Governance and Nominating Committee to recommend to our Board alternative forms of Director compensation. Our management reports at least once a year to the Corporate Governance and Nominating Committee on the status of our Director compensation in relation to the compensation of directors of our Peer Group. With the assistance of Hay Group as its compensation consultant, the Corporate Governance and Nominating Committee periodically evaluates Director compensation to ensure that our Directors are compensated in a manner consistent with those of our Peer Group. Changes in Director compensation, if any, are recommended by the Corporate Governance and Nominating Committee, but must be approved by our Board after a full discussion.

The nature and role of Hay Group's assignment with respect to Director compensation and its interaction with the Chairman of the Corporate Governance and Nominating Committee is essentially the same as it is with the Compensation Committee in the case of executive officer compensation. However, Hay Group only attends meetings of the Corporate Governance and Nominating Committee that involve Director compensation, which is generally one meeting a year.

Audit Committee

In General. The members of the Audit Committee are David Schwartz (Chairman), Alan Barocas, Gabrielle Greene and William Montgoris, all of whom are Independent Directors. The Committee's primary purposes are to (i) assist Board oversight of (a) the integrity of the Company's financial statements, (b) the Company's compliance with legal and regulatory requirements, (c) the Company's independent auditor's qualifications and independence, and (d) the performance of the Company's internal audit function and independent auditors, and (ii) prepare an Audit Committee Report as required by the SEC to be included in the Company's annual proxy statement. The Committee's primary responsibilities and duties are (i) to monitor the integrity of our financial process and systems of internal controls regarding finance, accounting and legal compliance, (ii) to select, retain, terminate, determine compensation and oversee the work of our independent registered public accounting firm, (iii) to ensure the independence and monitor the performance of the our independent registered public accounting firm and the performance of our internal auditing department, (iv) to provide an avenue of communication between our independent registered public accounting firm and our internal auditing department, and (v) to provide an avenue of communication among the independent registered public accounting firm, our management, our internal auditing department and the Board. An annual performance evaluation of the Audit Committee is conducted by the Board and the members of the Committee. The Committee met eleven times during our 2010 Fiscal Year.

Authority to Engage Advisors and to Conduct Independent Investigations. The Audit Committee has the authority to engage, at the Company's expense, independent counsel and other advisers it determines necessary to carry out its duties. The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and duties, and it has direct access to our independent registered public accounting firm as well as anyone in the Company.

Audit Committee Charter. The Audit Committee's Charter is available on our website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "Audit Committee Charter."

Audit Committee Financial Expert. The Board has determined that Ms. Greene and Messrs. Montgoris and Schwartz are Audit Committee Financial Experts, as that term is defined by the SEC.

Audit Committee Report. The Audit Committee Report is on page 65 of this Proxy Statement.

Compensation Committee

In General. The members of our Compensation Committee are Cheryl Nido Turpin (Chair), Alan Barocas, Michael Glazer, Gabrielle Greene and Earl Hesterberg, all of whom are Independent Directors. It is anticipated that Mr. Hesterberg will become Chairman of the Compensation Committee after the Annual Meeting if he is reelected. The primary purpose of the Compensation Committee is to administer the cash salary, bonus and other incentive compensation programs for the current and future Executive Officers of the Company, as the term Executive Officer is defined in the Committee's Charter. In addition, the Committee's purposes include the following: (i) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives and, either as a committee or together with the other Independent Directors, determine and approve the CEO's compensation level based on this evaluation, (ii) make recommendations to the Board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to Board approval, and (iii) prepare a Compensation Committee Report and/or such other disclosure as may be required by applicable SEC rules or regulations.

An annual performance evaluation of the Compensation Committee is conducted by the Board and the members of the Committee. The Committee met nine times during our 2010 Fiscal Year.

Compensation Committee Charter. The Compensation Committee's Charter is available on our website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "Compensation Committee Charter."

Compensation Committee Report. The Compensation Committee Report is on page 40 of this Proxy Statement.

Compensation and Compensation Principles. For a discussion of executive officer compensation and compensation principles, please see "Compensation of Directors and Executive Officers-Compensation Discussion and Analysis" and the compensation tables and narrative discussions that follow beginning on page 19 of this Proxy Statement.

Processes and Procedures for Executive Officer Compensation. The primary responsibilities and duties of the Compensation Committee are as follows: (i) review and evaluate the performance and approve the compensation of our executive officers, (ii) review and approve the terms and conditions of written employment agreements for our executive officers, (iii) provide oversight of all cash compensation, equity compensation, benefits and perquisites for the entire officer population, (iv) review and monitor equity incentive plans as well as any pension, profit sharing and benefit plans, (v) oversee the Company's compensation policies and practices for all employees, including non-executive officers, so that they do not create risks that are reasonably likely to have a material adverse affect on the Company, and (vi) oversee the Board's annual performance evaluation of the Company's CEO using a process consistent with that set forth in the Governance Guidelines.

The Compensation Committee meets as frequently as circumstances require, but typically meets at least four times per year. Each meeting held in-person allows time for an executive session in which the Committee and others specifically requested by the Committee (such as outside consultants) have an opportunity to directly discuss all executive compensation issues without the presence of management. The Committee reviews compensation analyses prepared by an independent compensation consultant and by management and assesses program design and recommendations for individual executives against these strategies. The Committee recommends our CEO's compensation to the Board, reviews and discusses recommendations for other senior executives with our CEO and recommends final pay packages to the Board. The Committee also reviews overall program design and total costs compared to approved strategies.

The Compensation Committee believes that having the input of management is important to the overall effectiveness of our executive compensation program. Our CEO and our Executive Vice President, Human Resources ("EVP Human Resources") are the primary representatives of management who interact with the Committee. The Committee seeks input from our CEO and our EVP Human Resources regarding the performance of our executive team and individual compensation levels (within parameters approved by the Committee) and also seeks recommendations on various executive compensation awards (e.g., new hire equity grants). In addition, our CEO and our EVP Human Resources regularly attend Committee meetings (except for executive sessions) to participate in the presentation of materials and discussion of management's point of view regarding compensation issues.

Our CEO is not permitted to be present during deliberations and voting regarding his compensation. While our CEO may be present during deliberations and voting on the compensation of other executive officers, our CEO may not vote on their compensation.

All base salary, bonus compensation and equity awards, regardless of the amount and the number of shares, at the Executive Vice President level and above must be approved by the Board. The Board has granted our CEO the authority (i) to determine and modify, in his discretion, the base salary and bonus compensation of employees of the Company other than executive management (Executive Vice Presidents and above) subject to a maximum base salary of $400,000 and a maximum bonus target of 50% with respect to any single employee in any single calendar year, and (ii) to award up to 5,000 Performance Shares, SARs, shares of Restricted Stock, Stock Options or any other equity awards permitted under the Company's Amended and Restated 2001 Equity Incentive Plan, the Company's Amended and Restated 2008 Equity Incentive Plan, or other equity incentive plan approved by the Company's shareholders to any single employee in any single calendar year other than executive management.

Authority to Engage Compensation Consultants-Executive Officer Compensation. The Compensation Committee has the authority, in its sole discretion, to retain, from time to time and at the Company's expense, a professional compensation consulting firm to review our executive officer compensation program, including, but not limited to, a review of our "performance based" compensation programs in light of Section 162(m) of the Internal Revenue Code, and to approve the consulting firm's fees and other retention terms. For a discussion of Section 162(m), please see "Tax, Accounting and Other Implications-Deductibility of Executive Compensation" later in this Proxy Statement.

The Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultant retained by the Committee. The decision to retain a compensation consultant is at the sole discretion of the Committee and the compensation consultant works at the direction of the Committee. The Committee has selected and retained Hay Group as its independent compensation consultant to advise it on executive compensation. Since 2005, Hay Group has been engaged from time to time by both the Committee and management for professional compensation consulting with respect to compensation of the Company's executive officers.

Role of Compensation Consultant in Determining or Recommending the Amount or Form of Executive Officer Compensation. On an annual basis, Hay Group prepares competitive pay analyses regarding both our peer group of companies, as identified on page 24 of this Proxy Statement (the "Peer Group"), and the broader market; it provides information on our performance compared to the Peer Group and to our performance group of companies, as identified on page 25 of this Proxy Statement (the "Performance Group"); and it advises the Compensation Committee on the level and design of compensation programs for our executive officers.

The Chairman of the Compensation Committee works directly with Hay Group to determine the scope of the work needed to assist the Committee in its decision making processes. When requested, Hay Group attends Committee and Board meetings and the Committee's executive sessions to present and discuss market data and program design alternatives, and to provide advice and counsel regarding decisions facing the Committee. Occasionally, Hay Group also meets individually with the Chairman of the Committee prior to Board meetings to discuss findings and issues. In addition, with the agreement and approval of the Committee, Hay Group works with our management team on broad-based compensation design and issues and links them to our overall executive compensation strategy. The Committee does not believe that the work of Hay Group has raised any conflict of interest.

Authority to Engage Independent Legal Counsel and Other Advisers. The Compensation Committee has the authority, in its sole discretion, to retain, from time to time and at the Company's expense, independent legal counsel and other advisers. The Committee is directly responsible for the appointment, compensation and oversight of the work of any independent legal counsel and other advisers retained by the Committee.

Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee has ever been an officer or an employee of the Company or its subsidiary. None of our executive officers serves on any board of directors with any of our Directors other than on our Board in the case of Mr. Hall, our President and CEO.

Shareholder and Other Interested Party Communications with the Board

In General. Shareholders and other interested parties may send written communications to the Board and, if applicable, to individual Directors, including the Independent Directors, by mail, facsimile or courier to our principal executive offices. All correspondence that we receive will be relayed to the Board or, if applicable, to the individual Director. Communications should be addressed in care of Edward Record, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025, or sent by facsimile to Mr. Record at (713) 669-2709.

Deadline for Shareholder Proposals for Inclusion in Next Year's Proxy Statement. Shareholder proposals intended to be presented at the 2012 Annual Meeting of Shareholders and included in our proxy statement and form of proxy relating to that meeting pursuant to Rule 14a-8(e) under the Securities Exchange Act of 1934 must be received in writing by us at our principal executive offices by Friday, December 30, 2011. Proposals should be addressed to Edward Record, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025.

Other Shareholder Proposals for Presentation at Next Year's Annual Meeting. For any shareholder proposal that is not submitted to us for inclusion in next year's proxy statement, but is instead sought to be presented by the shareholder directly at the 2012 Annual Meeting, Rule 14a-4(c) under the Securities Exchange Act of 1934 permits management to vote proxies in its discretion if we: (i) receive written notice of the proposal before the close of business on Tuesday, March 15, 2012, and advise shareholders in the 2012 Proxy Statement about the nature of the matter and how management intends to vote on the matter, or (ii) do not receive written notice of the proposal before the close of business on Tuesday, March 15, 2012. Notices of intention to present proposals at the 2012 Annual Meeting should be addressed to Edward Record, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table provides information regarding beneficial ownership of our common stock by any person or entity known by us to be the beneficial owner of more than five percent (5%) of our outstanding common stock as of April 12, 2011. As of April 12, 2011, there were 36,114,999 shares of our common stock outstanding.

Name and Address	Number of Shares Beneficially Owned	Percent of Class	
Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	3,946,928	10.93%	(1)
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	3,087,004	8.55%	(2)
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	2,897,055	8.02%	(3)
Invesco Ltd. 1555 Peachtree Street NE Atlanta, GA 30309	2,175,785	6.02%	(4)
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	1,860,855	5.15%	(5)

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(1) The information is based on the Schedule 13G/A filed with the SEC on February 14, 2011 by Wellington Management Company, LLP reporting on beneficial ownership as of December 31, 2010. According to the filing, the reporting person has shared voting power with respect to 2,906,953 shares and shared investment power with respect to 3,946,928 shares.

(2) The information is based on the Schedule 13G/A filed with the SEC on February 11, 2011 by Dimensional Fund Advisors LP reporting on beneficial ownership as of December 31, 2010. According to the filing, the reporting person has sole voting power with respect to 3,016,906 shares and sole investment power with respect to 3,087,004 shares.

(3) The information is based on the Schedule 13G/A filed with the SEC on February 8, 2011 by BlackRock, Inc. reporting on beneficial ownership as of December 31, 2010. According to the filing, the reporting person has sole voting power with respect to 2,897,055 shares and sole investment power with respect to 2,897,055 shares.

(4) The information is based on the Schedule 13G filed with the SEC on February 11, 2011 by Invesco Ltd reporting on beneficial ownership as of December 31, 2010. According to the filing, the reporting person has sole voting power with respect to 2,175,785 shares and sole investment power with respect to 2,175,785 shares.

(5) The information is based on the Schedule 13G filed with the SEC on February 9, 2011 by The Vanguard Group, Inc. reporting on beneficial ownership as of December 31, 2010. According to the filing, the

reporting person has sole voting power with respect to 56,639 shares, sole investment power with respect to 1,804,216 shares and shared investment power with respect to 56,639 shares.

Security Ownership of Management

The following table provides information regarding the beneficial ownership of our common stock by each Named Executive Officer listed in the 2010 Summary Compensation Table and each of our Directors, as well as the number of shares beneficially owned by all of our Directors and executive officers as a group as of April 12, 2011. Other than in the case of Mr. Glazer, as footnoted, none of the shares are pledged as security. As of April 12, 2011, there were 36,114,999 shares of our common stock outstanding. The table also provides information about stock options exercisable within 60 days and Deferred Stock Units ("DSUs") credited to the accounts of each Director and Named Executive Officer under various compensation plans. Unless otherwise indicated by footnote, individuals have sole voting and investment power.

Name	Common Stock	Restricted Stock (1)	Stock Options Exercisable Within 60 Days	Deferred Stock Units (2)	Percent of Class
Andrew T. Hall	101,848	116,000	389,500	-	1.7 %
Edward J. Record	47,595	66,700	181,250	-	(3)
Oded Shein	-	14,700	-	-	(3)
Richard A. Maloney	-	96,700	97,500	-	(3)
Ron D. Lucas	43,923	5,700	113,764	-	(3)
Steven L. Hunter	-	23,008	23,250	-	(3)
Alan J. Barocas	18,769	23,811	-	-	(3)
Michael L. Glazer	72,973 (4)	23,811	16,875	-	(3)
Gabrielle E. Greene	-	4,086	-	-	(3)
Earl J. Hesterberg	-	4,608	-	-	(3)
William J. Montgoris	16,882	23,811	50,625	-	(3)
David Y. Schwartz	600	23,811	7,693	10,751	(3)
Cheryl Nido Turpin	5,846	10,839	-	-	(3)
All Directors and Executive Officers as a group (15 persons)	328,780	446,335	970,570	10,751	4.7 %

(1) Restricted stock was granted under our Amended and Restated 2001 Equity Incentive Plan.

(2) DSUs are held under our 2003 Amended and Restated Non-Employee Director Equity Compensation Plan. Each DSU is equal in value to a share of our stock, but does not have voting rights. Individuals do not have investment power with respect to DSUs. The number of DSUs credited to a Director's account will be adjusted, as appropriate, to reflect any stock split, any dividend paid in cash and any dividend payable in shares of our stock. At the election of the Director upon termination of his or her service as a Director, the DSUs will be distributed to the Director either (i) in cash, or (ii) in shares of our stock.

(3) Ownership is less than one percent of our outstanding common stock.

(4) All shares are pledged as security in a margin account.

Stock Ownership by Executive Officers

Our Board believes that an officer who has reached the level of Executive Vice President or above should be a shareholder and should have a financial stake in the Company. On March 29, 2011, the Board adopted a Stock Ownership and Retention Policy for Senior Management (the "Policy"). Among the provisions of the Policy are the following:

1. Target Ownership Level. On and after the later of (i) the fifth anniversary of his or her appointment as an Executive Vice President or higher of the Company, or (ii) March 29, 2016 (i.e., the fifth anniversary of the effective date of this Policy)(in either case, the "Target Date"), each executive officer of the Company must have developed and must thereafter maintain a stock ownership position in the Company (the "Target Ownership Level") with a minimum value (the "Value") as follows:

- A Target Ownership Level for the CEO having a Value equal to three times his or her base salary; and
- A Target Ownership Level for all other Executive Vice Presidents or higher having a Value equal to one times his or her base salary.

2. Eligible Stock. In determining whether the executive officer has achieved his or her Target Ownership Level, the executive officer may include the Value of any Stock owned outright or beneficially owned (e.g., trusts) and shares held in qualified and nonqualified benefit plans, in any event acquired by him or her (i) in open market purchases, (ii) from vested Restricted Stock, (iii) from net shares held following the exercise of Stock Options and Stock Appreciation Rights, (iv) from earned Performance Shares, and (v) from the purchase of Stock in any deferred compensation plan. The executive officer may also include the share value equivalents of gains on vested but unexercised Stock Options and Stock Appreciation Rights. Individual and joint holdings of Stock with an executive officer's spouse shall count toward achieving the Target Ownership Level.

3. Determination of Stock Value. For purposes of assessing compliance with this Policy, the "Value" of Stock means the greater of (i) the then current fair market value (as defined below) of such Stock held of record by an executive officer and his or her spouse, or (ii) the value of the Stock at the time of acquisition. The Compensation Committee may, in its sole discretion, determine the value of Stock other than those referenced in Section 2 above. For purposes of this paragraph, "fair market value" will mean the closing price of the Stock on the New York Stock Exchange for such date or, if there was no trading of the Stock on such date, for the next preceding date on which there was such trading.

4. Financial Hardship. In the event of a Financial Hardship (e.g., illness, tuition, mortgage), an executive officer, with the prior written consent of the Compensation Committee, may sell any Stock acquired by him or her (other than from the purchase of Stock in any Company sponsored deferred compensation plan) to satisfy the Target Ownership Level requirement of this Policy.

Stock Ownership by Directors

Our Board believes that Directors should be shareholders and have a financial stake in the Company in an amount that a Director deems appropriate. However, each Director must develop and maintain a stock position in the Company with an original investment of at least four times the Annual Retainer, which is currently $40,000 for Independent Directors (the "Original Investment"), within three years of the date of the Director's initial election to the Board. In determining whether the Director has achieved the Original Investment, the Director can include (i) a Director's tax basis in any stock acquired by the Director in open market purchases, (ii) a Director's tax basis in any stock acquired by the Director through the exercise of Stock Options or the vesting of Restricted Stock and (iii) the amount of any Director fees which the Director has designated to be used for the acquisition of restricted stock or Deferred Stock Units under our 2003 Amended and Restated Non-Employee Director Equity Compensation Plan. As of the date of this Proxy Statement, all of our Directors have met or exceeded the Original Investment requirement, with the exception of (i) Ms. Turpin, who was appointed to the Board on March 25, 2010 and who is not standing for reelection, (ii) Mr. Hesterberg, who was appointed to the Board on July 1, 2010 and has until July 1, 2013 to meet the Original Investment requirement, and (iii) Ms. Greene, who was appointed to the Board on September 21, 2010 and has until September 21, 2013 to meet the Original Investment requirement.

For additional information concerning the stock ownership of our Directors as of April 12, 2011, please see the table in "Stock Ownership of Certain Beneficial Owners and Management-Security Ownership of Management", above.

Hedging by Employees and Directors; Anti-Hedging Policy

In General. Section 955 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, amends Section 14 of the Exchange Act by adding a new Section 14(j) *Disclosure of Hedging by Employees and Directors* that directs the SEC to issue rules requiring that publicly-traded companies disclose in their proxy statements whether any employee or director, or any designee of an employee or a director, is permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of equity securities:

- granted to the employees or directors by the issuer as part of the compensation of the employee or director; or
- held, directly or indirectly, by the employee or director.

As of the date of this Proxy Statement, the SEC has not issued rules with respect to new Section 14(j).

Anti-Hedging Policy. In response to new Section 14(j) and subject to amendment once the SEC has issued rules in this regard, the Board has adopted an Anti-Hedging Policy (the "Policy") which provides that any employee or Director of the Company, or any designee of an employee or a Director of the Company shall not be permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company's equity securities:

- granted to the employees or Directors by the Company as part of the compensation of the employee or Director; or
- held, directly or indirectly, by the employee or Director.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

On November 3, 2008, we entered into a Consulting Agreement with James Scarborough, who retired as our Chief Executive Officer as of that date. The term of the Consulting Agreement began on November 3, 2008 and ended on June 10, 2010 (the "Term"). We paid Mr. Scarborough a retainer of $350,000 per Term year during the Term of the Consulting Agreement for an aggregate total of approximately $564,000 ($126,539 in Fiscal 2010). As Mr. Scarborough was a Named Executive Officer at the time, we filed the Consulting Agreement as an Exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 2009. The Consulting Agreement is incorporated herein by reference.

Effective January 1, 2011, Alan Barocas, one of our Directors, accepted the position of Senior Executive Vice President of Leasing at General Growth Properties, Inc. ("General Growth"), which is based in Chicago, Illinois. Because in the ordinary course of business the Company leases six of its 786 store locations from General Growth, because General Growth may manage other store locations leased by the Company and because Mr. Barocas is now an employee of General Growth, we conducted an independence analysis to determine whether Mr. Barocas remains an Independent Director, as defined in the Governance Guidelines. We reviewed information with respect to payments made by the Company to General Growth in each of the last three years (approximately $1.2 million per year); we spoke with Mr. Barocas; and we reviewed General Growth's 2009 Form 10-K and 2010 Form 10-K with respect to General Growth's consolidated gross revenues (in excess of $2.8 billion in 2008, 2009 and 2010). As a result, the Board concluded that Mr. Barocas continues to meet the NYSE definition of Independent Director. The Board also concluded that Mr. Barocas did not have a direct or indirect material interest in the Company's leasing of store locations from General Growth during Fiscal 2010. The Board has directed that Mr. Barocas and management report to the Corporate Governance and Nominating Committee and the Board, on no less than a quarterly basis, as to whether the service of Mr. Barocas, as both a Director of the Company and an employee of General Growth, is such that (i) he is no longer an Independent Director and (ii) he may have a direct or indirect material interest in the Company's leasing of store locations from General Growth during Fiscal 2011.

Other than those described above to the extent they involve a direct or indirect material interest, those related to their employment, in the case of executive officers, and those related to their service on our Board, in the case of non-employee Directors, there were no transactions, since the beginning of our last fiscal year, or any currently proposed transaction, in which we were or will be made a participant and in which any Director, nominee for Director or executive officer, or any immediate family member of a Director, nominee for Director or executive officer had or will have a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Persons

In General. Article X. Related Party, Other Material Transactions and Loans of the Governance Guidelines ("Governance Guideline Article X") and our written Related Party and Material Transactions Policy contain our policies and procedures for the review, approval or ratification of any transaction required to be reported in this Proxy Statement. They provide as follows:

> ***"Related Party Transactions.*** No officer, director, or employee of the Company or any of its affiliate or subsidiary companies (collectively, the "Companies") shall enter into any agreement, arrangement or contract with any person or entity pursuant to which any of the Companies may be obligated to:
>
> (i) pay any money to a "Related Party," or
>
> (ii) assign or lease any property belonging to any of the Companies to a Related Party, or
>
> (iii) allow any Related Party to use any property belonging to any of the Companies,
>
> if the aggregate fair market value of any monies paid to the Related Party and the property assigned or leased to or used by the Related Party exceeds Five Thousand Dollars ($5,000), without the express, prior, written approval of the Company's Board of Directors. The term "Related Party" includes:
>
> (i) any person who is an officer or director of any of the Companies (each, an "Insider"); and
>
> (ii) any person who is a child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director, executive officer or nominee for director (each, an "Immediate Family Member"); and
>
> (iii) any entity for which an Insider or Immediate Family Member is an attorney, broker, commissioned sales agent, director, manager, officer, partner or profits participant; and
>
> (iv) any entity in which an Insider or Immediate Family Member has beneficial ownership of five percent (5%) or more of the voting securities of the entity.
>
> ***Other Material Transactions.*** No officer, director, or employee of the Company or any of its affiliate or subsidiary companies (collectively, the "Companies") shall enter into any agreement, arrangement or contract with any person or entity or authorize any transaction which the Company may be required to disclose to the Securities and Exchange Commission unless the agreement, arrangement, contract or transaction previously has been approved by the Company's Board of Directors.
>
> ***Audit Committee Approval.*** Notwithstanding anything to the contrary, if required by the Securities and Exchange Commission, New York Stock Exchange, or other regulatory authority, any transaction between the Company and a Related Party, regardless of the amount involved, shall be approved by the Audit Committee."

Loans to Directors, Executive Officers and Their Immediate Family Members. Governance Guideline Article X provides that the Company shall not, directly or indirectly, including through any subsidiary, extend or maintain credit, arrange for or guarantee the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director, executive officer, or Immediate Family Member of any Director or executive officer. As used in the Governance Guidelines and this Proxy Statement, "executive officer" means our President, chief operating officer, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as marketing, merchandising, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for us, in all cases including officers of our subsidiaries if they perform policy-making functions for us.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Executive Summary

Financial Highlights. The Company's strategy for 2010 was to build on its 2009 achievements and to pursue sales and earnings growth as the economy stabilized.

- Reflecting the successful implementation of our business strategies, total sales for the year increased 2.7% and comparable store sales increased slightly.
- The gross profit rate for the year grew by 90 basis points and the operating margin rate improved by 80 basis points. Diluted earnings per share increased 32.0%.
- As of year-end, the Company had no borrowings on its $250.0 million senior secured revolving credit facility and had cash, net of debt, of approximately $51.0 million. Our strong balance sheet and cash flow allowed the Company to increase its quarterly dividend rate by 50%, and to undertake and complete a $25.0 million stock repurchase program.
- For the one-year period ending January 29, 2011, the Company had a total shareholder return ("TSR") of 16.8%. Over the three-year period ending January 29, 2011, annualized TSR was 17.2%.

Key Changes to Executive Compensation Program During 2010. During 2010, with Hay Group's assistance, we conducted a full review of our executive compensation philosophy to ensure that the program supports the following key objectives:

- motivate, attract, and retain executives who are focused on the Company's short and long-term business objectives; and
- align our program with shareholder interests.

Based on the results of this review, we made the following important changes that we believe support good governance practices:

- Eliminated gross-ups
    - The provision that previously provided for excise tax gross-up payments upon a Change in Control has been eliminated in all current employment agreements and will not be contained in future employment agreements.
    - In addition, the Company will no longer provide a gross-up on the value of the estate/financial planning perquisite.
- Adopted ownership guidelines for the executive team – 3x base salary for the CEO and 1x base salary for the other executive officers, to be achieved within 5 years. The Compensation Committee will monitor each executive officer's progress toward achieving the desired ownership levels
- Eliminated the cell phone allowance
- Eliminated medical coverage for retirees

Overview of 2010 Compensation. We believe that the Company's executive compensation program shows strong alignment between pay and performance. Base salaries are generally at or below the median of market practices, while incentive compensation provides the opportunity for above median pay only if the Company exceeds its targeted performance levels.

- ***Base salaries.*** In 2009, no increases were made to the base salaries of our Named Executive Officers due to challenging economic conditions. Based on the improvement in the economy and the performance of the Company, selected increases were granted in 2010 as follows:
    - Mr. Hall's salary was increased from $750,000 to $800,000. Based on the competitive analysis conducted by Hay Group, his salary remains at the lower end of the Peer Group.

- Mr. Lucas' salary was increased from $345,000 to $357,100.
- Messrs. Record, Maloney and Hunter received salary increases to reflect the changes in the scope of their responsibilities due to their promotions. Details are shown in the table on page 30.

- ***Annual incentives.*** Our annual incentive (bonus) program balances Company profitability, as expressed in pre-tax earnings, with relative revenue growth performance, measured in comparable store sales versus the Performance Group.
  - For 2010, pre-tax earnings had to be at least $57 million, an improvement of 24.4% over 2009, for the target payout to be earned. The comparable store sales component (25% of award opportunity) pays at the target level if performance equals or exceeds the median of the Performance Group.
  - Actual performance for 2010 was as follows: pre-tax earnings of $58.9 million and 14.9 percentile on comparable store sales. Based on this performance, the annual incentive paid out at 87.5% of target.
- ***Long-term incentives.*** The Company's long-term incentive program uses stock appreciation rights (SARs), Performance Shares and Restricted Stock to reward sustained, multi-year performance.
  - Executives only recognize value from SAR grants if the stock price appreciates from the grant date through the time of exercise. SARs vest pro rata over a four-year period.
  - Performance Shares measure Company total shareholder return over a three-year period versus the Performance Group. For the 2007-2009 performance cycle (paid in 2010), 35.7% of the target number of shares was earned. For the 2008-2010 performance cycle (paid in 2011), 114.3% of the target number of shares was earned.
  - Restricted Stock has been used from time-to-time, typically for promotions and new hires and has generally cliff vested at the end of three years. Subject to the discretion of the Board, it is anticipated that Restricted Stock awarded in the future will generally vest over a four year period (i.e., 25% per year).

Our Fiscal 2010 Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") describes the material objectives and principles underlying our compensation policies and decisions and the material elements of the compensation of the following six executive officers during our 2010 Fiscal Year (hereinafter, "Fiscal 2010"):

- our Chief Executive Officer;
- our Chief Operating Officer and former Chief Financial Officer;
- our current Chief Financial Officer; and
- the next three most highly compensated executive officers other than our Chief Executive Officer, our Chief Operating Officer and former Chief Financial Officer and our current Chief Financial Officer.

These individuals are as follows and are collectively referred to in this Proxy Statement as our "Named Executive Officers":

NAMED EXECUTIVE OFFICERS

Executive	Title
Andrew T. Hall	President and Chief Executive Officer
Edward J. Record (1)	Chief Operating Officer
Oded Shein (1)	Executive Vice President, Chief Financial Officer
Richard A. Maloney	Chief Merchandising Officer
Ron D. Lucas	Executive Vice President, Human Resources
Steven L. Hunter	Executive Vice President, Chief Information Officer

(1) On January 10, 2011, the Company entered into an Employment Agreement with Mr. Shein to serve as Executive Vice President, Chief Financial Officer. Mr. Shein succeeded Mr. Record, who was appointed Chief Operating Officer of the Company in February 2010, but retained the Chief Financial Officer responsibilities while the search for his replacement was underway.

This CD&A should be read in conjunction with the compensation tables beginning on page 41 of this Proxy Statement.

Overview of Compensation Program

The Compensation Committee of our Board (for purposes of this CD&A, the "Committee") administers the base salary, bonus, long-term incentive and other compensation and benefits programs with regard to our Named Executive Officers as well as our other executive officers. Its primary responsibilities and duties are set forth in "Information Relating to the Board of Directors and Committees-Compensation Committee-Processes and Procedures for Executive Officer Compensation." The Committee ensures that the total compensation paid to our Named Executive Officers is fair, reasonable and competitive in relation to our Peer Group and the retail industry in general. The Committee's recommendations for the total compensation of our Named Executive Officers are subject to the approval of our Board.

Compensation Objectives and Principles

Objectives. The objectives of our compensation program are as follows:

- to enable us to recruit, motivate and retain the executive talent required to successfully manage and grow our business and to achieve our short and long-term business objectives;
- to maximize the long-term commitment of our executive officers to our success by providing compensation elements that align their interests and our shareholders in that the compensation elements are directly related to our stock performance and other financial metrics that the Committee believes influence the creation of long-term shareholder value;
- to reward our executive officers upon the achievement of short-term and long-term business objectives and enhanced shareholder value; and
- to position our compensation packages competitively within our Peer Group.

Principles. The principles of our compensation program are as follows:

- Compensation arrangements shall emphasize pay-for-performance and encourage retention of those executive officers who enhance our performance;
- Compensation arrangements shall maintain an appropriate balance between base salary and annual and long-term incentive compensation;
- Cash incentive compensation plans for our executive officers shall link pay to achievement of goals set in advance by the Committee;
- The Committee shall set annual and long-term performance goals for our CEO and evaluate his or her performance against those goals on an absolute basis as well as related to the performance of our Peer Group and our Performance Group (currently the Dow Jones Apparel Index);
- Compensation arrangements shall align the interests of our executive officers with those of shareholders;
- In the event minimum thresholds for annual and long-term performance goals are not met, incentive compensation related to those goals shall not be paid;
- It is the policy of our Board that we should not reprice or swap stock options granted to our executive officers, Directors and employees without shareholder approval;
- The Committee shall meet at least once each year in executive session, without our CEO;

- Our CEO is not permitted to be present during deliberations and voting regarding his compensation. While our CEO may be present during deliberations and voting on our other executive officers' compensation, our CEO makes recommendations, but does not vote on their compensation;
- The compensation of our CEO and our other executive officers shall be recommended to our Board for final approval by the Committee comprised solely of Independent Directors; and
- In approving compensation, the recent compensation history of the executive officer, including special or unusual compensation payments, and all forms of compensation to which the executive officer may be entitled, shall be taken into consideration using tally sheets or other comparable tools the Committee deems appropriate.

Key Considerations in Setting Compensation

In General

Based on the foregoing objectives and principles, the Committee has structured our compensation programs to motivate our Named Executive Officers to achieve the business goals set by our Board and to reward them for achieving those goals. The following is a summary of key considerations affecting the setting of compensation for our Named Executive Officers by the Committee. We describe in the section entitled "Committee Actions in Fiscal 2010 Concerning Named Executive Officer Compensation" beginning on page 29 of this Proxy Statement additional considerations that the Committee evaluated in establishing Fiscal 2010 compensation in the context of our performance and the economic environment at the time.

Emphasis on Future Pay Opportunity Versus Current Pay

The Committee strives to provide an appropriate mix of different compensation elements, including finding a balance between current versus long-term compensation and cash versus equity incentive compensation. Cash payments primarily reward more recent performance and equity awards encourage our Named Executive Officers to continue to deliver results over a longer period of time and serve as a retention tool. The Committee believes that Named Executive Officer compensation should be appropriately weighted on both long-term and short-term Company performance and operating results.

Discretion and Judgment

With the exception of our Senior Executive Bonus Plan and performance share awards, both of which depend on achieving specific quantitative performance objectives, the Committee does not use formulas in determining the amount and mix of compensation. Thus, the Committee evaluates a broad range of both quantitative and qualitative factors, including reliability in delivering financial and growth targets, performance in the context of the economic environment relative to other companies, a track record of integrity, good judgment, the vision and ability to create further growth and the ability to lead others. For annual equity incentive awards, the Committee primarily considers a Named Executive Officer's potential for future successful performance and leadership as part of the executive management team, taking into account past performance as a key indicator. In any event, the Committee exercises its discretion and judgment.

Significance of Our Results

The Committee primarily evaluates our CEO and the other Named Executive Officer's contributions to our overall performance rather than focusing only on their individual function. The Committee believes that each Named Executive Officer shares the responsibility to support our goals and performance as key members of our leadership team. While this compensation philosophy influences all of the Committee's compensation decisions, it has the biggest impact on annual equity incentive awards.

Compensation Policies and Practices as they Relate to the Company's Risk Management

The Committee, the Board and management do not believe that there are any risks arising from the Company's compensation policies and practices for the Company's employees, including non-executive officers, that are reasonably likely to have a material adverse effect on the Company. Our compensation programs emphasize pay-for-performance, are balanced and are focused on the long term. Under this structure, the highest amount of compensation can be achieved through consistent superior performance over sustained periods of time. In addition, a significant percentage of compensation is tied to our long-term performance. This provides strong incentives to manage the Company for the long term, while avoiding excessive risk taking in the short term. Goals and objectives reflect a balanced mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure. Likewise, the elements of compensation are balanced among current cash payments and equity awards. With limited exceptions, the Committee retains discretion to adjust compensation for quality of performance and adherence to our values. The Committee, the Board and senior management monitor the Company's compensation policies and practices on an ongoing basis to determine whether the Company's risk management objectives are being met with respect to incentivizing the Company's employees. The annual incentive is primarily linked to profitable growth (as opposed to sales) and the Company has a Compensation Recovery Policy that is described in the next paragraph.

Compensation Recovery Policy

Our Board has adopted a Compensation Recovery Policy for Executive Officers. If our Board determines that an executive officer (an Executive Vice President or above) has engaged in fraudulent or intentional misconduct, the Board may take a range of actions to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as would be appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limit, (i) termination of employment, (ii) initiating an action for breach of fiduciary duty, and (iii) if the misconduct resulted in a material inaccuracy in our financial statements or performance metrics, which affect the executive officer's compensation, seeking reimbursement of any portion of any bonus or other incentive-based or equity-based compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on the accurate financial statements or performance metrics. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

The Compensation Recovery Policy for Executive Officers provides that notwithstanding anything in it to the contrary, in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws of the United States, the Company will recover from any current or former executive officer of the Company who received incentive-based compensation (including stock options, stock appreciation rights or any other type of equity awards awarded as compensation) during the 3-year period preceding the date on which the issuer is required to prepare an accounting restatement, based on the erroneous data, in excess of what would have been paid to the executive officer under the accounting restatement.

Results of the Most Recent Say-On-Pay Vote

Although non-binding, the Committee and the Board will consider the results of the most recent shareholder advisory vote on executive compensation, referred to by the SEC as the "say-on-pay" vote, in determining compensation policies and decisions concerning our Named Executive Officers.

Role of Executive Officers in Compensation Decisions

The Committee believes that having the input of our management is important to the overall effectiveness of our executive officer compensation program. Our CEO and EVP Human Resources regularly attend Committee meetings (except for executive sessions) to participate in the presentation of materials and discussion of management's point of view regarding compensation issues. Our CEO annually reviews and evaluates the performance of each Named Executive Officer (other than his own, which is reviewed and evaluated by the Committee). The conclusions reached and recommendations based on these reviews, including related salary adjustments and annual incentive award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to our executive officers.

Use of Tally Sheets

In addition to the recommendations of our CEO, the Committee reviews tally sheets, which are prepared for each of our Named Executive Officers by our Human Resources Department. The tally sheets present the Committee with specific dollar amounts for all elements of compensation, showing each Named Executive Officer's annual total compensation, the individual's accumulated and outstanding compensation and the benefits to which the Named Executive Officer would be entitled upon various termination events.

The Committee uses the tally sheets to ensure that our compensation is reasonable and competitive. The Committee also uses the tally sheets to evaluate past performance of our Named Executive Officers to determine if our compensation strategy achieved our goals in the past and to align executive compensation with our near and long-term goals.

Benchmarking Overall Compensation; Our 2010 Peer Group

In making overall compensation decisions, the Committee compares each element of total compensation to data from Hay Group's published survey as well as a peer group of publicly-traded apparel companies listed below (collectively, the "Peer Group"). The Committee initially developed the Peer Group in 2005 in order to benchmark executive compensation at peer companies and to assess the Company's performance relative to the Peer Group. The Peer Group is representative of companies that we compete with for business and talent and our annual sales fall within the range of the companies in the Peer Group. The Peer Group is reviewed annually and updated as needed for certain business reasons, such as mergers, acquisitions, etc. In general, the criteria for selecting the companies in the Peer Group are as follows:

- U.S. based, publicly traded companies in the retail industry;
- annual sales generally between one-half and two times our annual sales;
- primarily do business in apparel and/or accessories; and
- companies from which key talent may be recruited.

All of the companies in the Peer Group meet a majority of those criteria. The members of the Peer Group are as follows**:**

- Abercrombie & Fitch Co.
- American Eagle Outfitters, Inc.
- AnnTaylor Stores Corporation
- The Cato Corporation
- Charming Shoppes, Inc.
- Chico's FAS, Inc.
- The Children's Place Retail Stores, Inc.
- Christopher & Banks Corporation
- Collective Brands, Inc.
- The Dress Barn, Inc.
- The Gymboree Corporation
- Hot Topic, Inc.
- The Men's Wearhouse, Inc.
- New York & Company, Inc.
- Pacific Sunwear of California, Inc.
- Stein Mart, Inc.
- The Talbots, Inc.
- Urban Outfitters, Inc.

The Peer Group provides direct incumbent information on a job title match basis (e.g., CEO, Chief Operating Officer, Chief Financial Officer) for key competitors. Hay Group's annual Retail Industry Total Remuneration Survey (the "Hay Group Survey") is used to provide an additional benchmark for our Named Executive Officers' base salaries and annual variable pay target levels (both cash and equity). The Hay Group Survey provides compensation data on the broader retail marketplace (covering approximately 100 retail organizations, a majority of which are specialty stores). It provides market data by job, controlling for differences in responsibility and revenue size.

Benchmarking Incentive-Based Compensation; Our Performance Group

While the Committee uses the Peer Group and the Hay Group Survey to benchmark the overall compensation of our Named Executive Officers, it uses the companies in the Dow Jones Apparel Index (the "Index"), a separate group of apparel retailers as identified below and collectively referred to herein as our "Performance Group", to measure our relative performance with respect to comparable store sales for purposes of the Senior Executive Incentive Bonus Plan and our total shareholder return for the purpose of awarding performance shares. The Committee selected the Index in 2007 as our Performance Group because it is representative of companies that we compete with for business, talent and investor capital. However, it should be noted that the majority of the companies in the Performance Group are national in scope, while most of the Company's stores are located in the South Central, Mid Atlantic and Southeastern regions of the United States.

The Index is comprised of approximately 25 apparel retailers and has been developed independently by Dow Jones, which has deemed it to be a relevant comparator group for individual investors to assess company performance. Dow Jones periodically modifies the composition of the Index. The current members of the Performance Group are as follows:

- Abercrombie & Fitch Co.
- Aeropostale, Inc.
- American Eagle Outfitters, Inc.
- AnnTaylor Stores Corporation
- The Buckle, Inc.
- The Cato Corporation
- Chico's FAS, Inc.
- The Children's Place Retail Stores, Inc.
- Collective Brands, Inc.
- Dillard's, Inc.
- The Dress Barn, Inc.
- Foot Locker, Inc.
- The Gap. Inc.
- Genesco, Inc.
- Guess?, Inc.
- J. Crew Group, Inc.
- Kohl's Corporation
- Limited Brands, Inc.
- The Men's Wearhouse, Inc.
- Nordstrom, Inc.
- Ross Stores, Inc.
- SAKS Incorporated
- Signet Jewelers Limited
- The TJX Companies, Inc.
- Urban Outfitters, Inc.

Compensation Elements

In General

All of the compensation and benefits programs for our Named Executive Officers described below meet our primary purpose to recruit and retain the executive talent required to successfully manage and grow our business and to achieve our short and long-term business objectives. Beyond that, different elements are designed for different purposes. The elements of compensation for our Named Executive Officers are as follows:

- **Base salary, perquisites and other benefits**, which are designed to attract and retain executives over time;
- **Annual incentive (bonus) compensation**, which is designed to focus executives on the business objectives established by our Board for a particular year;
- **Long-term incentive compensation**, which consists of stock appreciation rights ("SARs"), restricted stock, performance shares and stock options, is designed to focus executives on our long-term success, as reflected in increases to our stock price, growth in our earnings per share and other elements; and
- **Termination and change in control compensation and benefits**, which are designed to facilitate our ability to attract and retain executives as we compete for talented employees in a marketplace where those types of compensatory protections are commonly offered. Termination compensation and benefits are designed to ease an employee's transition due to an unexpected employment termination, while change in control compensation and benefits are designed to encourage employees to remain focused on our business in the event of rumored or actual fundamental corporate changes.

The Committee establishes the amount and mix of base salary and variable compensation by referencing Peer Group practices for each element. The Committee does not have any specific formula for this determination. It considers factors relating to each Named Executive Officer's individual position and performance, including professional history and experience, relevant skill set and scope of duties. In considering the total package of compensation, the Committee also considers the internal relationship of pay across all executive positions. Total compensation packages as well as each element of compensation (i.e., base salary, annual incentive (bonus) compensation, long-term incentive compensation and perquisites and other benefits) are intended to provide a competitive compensation package as compared to similarly-situated executives at companies in our Peer Group.

Base Salary

The Committee views a competitive base salary as an important component to attract and retain executive talent. Base salaries also serve as the foundation for the annual incentive (bonus) plan, which expresses the bonus opportunity as a percent of base salary. Base salary is not intended as the primary method of rewarding performance.

The Committee considers both internal equity and external competitiveness in determining the base salary of our Named Executive Officers. After receiving input from our Chief Executive Officer regarding the performance of the other Named Executive Officers, the Committee uses its judgment regarding individual performance, market competitiveness, length of service, job responsibilities and other factors to determine the appropriate base salary for each Named Executive Officer.

Annual Incentive (Bonus) Compensation

Annual incentive (bonus) compensation for our Named Executive Officers is determined each year according to a Senior Executive Incentive Bonus Plan (the "Bonus Plan"). The current Bonus Plan establishes an annual cash bonus amount and is paid based on the following two weighted parameters:

Parameter	Weight
Company Pre-Tax Earnings Relative to Target	75%
Comparable Store Sales Relative to Performance Group	25%

In March of each year, the Committee evaluates our annual strategic plan to determine if these financial parameters are appropriate to measure achievement of our objectives and to motivate our executive officers. Based on discussions with our CEO, our Chief Operating Officer and our Chief Financial Officer, the Committee recommends and the Board approves the financial parameters to be included in the Bonus Plan. This final approval typically occurs at the Committee and the Board's March meetings. An incentive matrix establishes threshold (minimum), target and maximum performance levels for each parameter based on the level of perceived difficulty in achieving our financial plan. The incentive matrix clearly outlines a minimum level of performance below which no bonus will be paid and the relationship between the two parameters (i.e., Pre-Tax Earnings Relative to Target and Comparable Store Sales Relative to Performance Group) that will generate payouts.

Annual incentive compensation targets for each Named Executive Officer under the Bonus Plan are expressed as a percentage of each Named Executive Officer's base salary with the target percentage increasing with job scope and complexity. For additional information on our 2010 Senior Executive Incentive Bonus Plan, the formula used to calculate annual bonus amounts, and bonuses awarded under that plan, please see "Committee Actions in Fiscal 2010 Concerning Named Executive Officer Compensation-Establishment of 2010 Senior Executive Incentive Bonus Plan" beginning on page 31 of this Proxy Statement and "Committee Actions in 2011 Concerning Named Executive Officer Compensation-Fiscal 2010 Bonus Plan Awards" on page 38 of this Proxy Statement.

At its March meeting, the Committee also reviews our stated financial results for the recently completed fiscal year, certifies the calculation of proposed bonus amounts and reports them to the Board.

Long-Term Incentive Compensation

In General. The Committee considers long-term incentive compensation ("LTI") critical to the alignment of executive compensation with the creation of shareholder value. Our long-term equity incentive compensation awards are currently granted pursuant to our Amended and Restated 2001 Equity Incentive Plan (the "2001 Plan"), which was approved by our shareholders at our 2004 Annual Meeting, and our Amended and Restated 2008 Equity Incentive Plan (the "2008 Plan"), which was approved by our shareholders at our 2009 Annual Meeting.

At its March meeting, the Committee reviews the portfolio of long-term incentive vehicles, the targeted award size and the performance measures associated with any awards. The Committee also reviews recommendations provided by management and Hay Group regarding LTI design. Our Board's practice has been to make annual grants of equity awards, including stock options, SARs, restricted stock and performance shares, upon the recommendation of the Committee at that time. It is the Board's intent to make greater use of Restricted Stock awards in the future. The Committee believes that the use of multiple equity vehicles balances a focus on equity-driven growth with the retention and performance aspects of restricted stock. The grant date is the same date that our Board approves the awards. The equity award is priced at the closing price on the NYSE of our common stock on that date (the "Fair Market Value"). From time to time, our Board will consider making grants under other special circumstances, such as when recruiting new executive talent, upon the promotion of an executive and to retain key individuals. Any and all other grants (other than the March grants) are effective as of the date of the event (e.g., new hire or promotion date) and are priced at the Fair Market Value of our common stock on that date.

Stock Options. Stock options represent the right to purchase a share of our common stock at a fixed price (the exercise price) for a specified period of time (the option term). The exercise price is the Fair Market Value of our common stock on the date of grant. The executive officer benefits only if our stock value appreciates from the grant date through the exercise date. In 2010, we did not grant stock options to any executive officers, but we have granted them in past years.

Most of the stock options we have awarded our Named Executive Officers vest at the rate of 25% per year over the first four years following the date of grant and some stock options vest at the end of three years following the date of grant. Stock options issued prior to January 29, 2005 will generally expire if not exercised ten years from the date of grant while stock options granted after January 29, 2005 will generally expire if not exercised seven years from the date of grant. If an executive officer dies, unvested stock options will immediately vest and the executive officer's estate will have one year from the date of death to exercise all stock options. If an executive officer's employment is terminated by reason of retirement or disability (retirement as determined by our Board), unvested stock options will immediately vest and he or she will normally have one year from the date of termination to exercise all stock options. Upon the termination of an executive officer's employment for reason other than death, retirement or disability, the executive officer will have sixty days from the date of termination to exercise all vested stock options. In the event of a Change in Control, as that term is defined on page 57 of this Proxy Statement, all stock options will immediately vest and will be exercisable by the executive officer. In any event, the exercise must occur within the remaining term of the stock option. Any portion of the stock option not exercised within the remaining term of the stock option will terminate.

Stock Appreciation Rights ("SARs"). A stock appreciation right is similar to a stock option in that it allows the recipient to benefit from any appreciation in our stock price from the grant date through the exercise date. However, with a SAR, the executive officer is not required to actually purchase all of the exercised shares (as with a stock option), but rather he or she just receives the amount of the increase in shares of our stock. SARs may not be settled in cash. Because the value that may be earned through SARs is dependent upon an increase in our stock price, the Committee views SAR grants as a critical link between management compensation accumulation and the creation of shareholder value. The 2001 and 2008 Plans provide that SARs may not be granted at less than 100% of the Fair Market Value of our common stock on the date of grant.

SARs have a seven-year term and vest either (i) one-fourth (25%) on each of the first, second, third and fourth anniversaries of the date of the grant, or (ii) one-half (50%) on the second year and one-fourth (25%) on each of the third and fourth anniversaries of the date of the grant. If an executive officer dies, unvested SARs will immediately vest and the executive officer's estate will have one year from the date of death to exercise all SARs. If an executive officer's employment is terminated by reason of retirement or disability (retirement as determined by our Board), unvested SARs will immediately vest and he or she will normally have one year from the date of termination to exercise all SARs. Upon the termination of an executive officer's employment for reason other than death, retirement or disability, the executive officer will have sixty days from the date of termination to exercise all vested SARs. In the event of a Change in Control, all SARs will immediately vest and will be exercisable by the executive officer. In any event, the exercise must occur within the remaining term of the SARs. Any portion of the SARs not exercised within the remaining term of the SARs will terminate.

Restricted Stock. Restricted stock is a share of our common stock that has vesting restrictions tied to continued employment. Restricted stock provides executive officers with the opportunity to earn full value shares of our common stock. The Committee views restricted stock as an excellent mechanism to align executive interests with those of shareholders by supporting increased share ownership for key executives. Restricted stock is also an effective employee retention tool based on the vesting schedule which occurs over a period of several years. Depending on the agreement, restricted stock grants may either cliff-vest, which means they vest all at once at the end of a specified vesting period, or step vest, which means they vest in pro rata increments over a specified vesting period. If the executive officer leaves for any reason other than death, retirement or disability before vesting (retirement as determined by our Board), the unvested portion of the restricted stock award will be forfeited. If the executive officer dies, becomes disabled or retires, the restricted stock award will fully vest. In the event of a

Change in Control, the restricted stock award will immediately vest and will be payable to the executive officer within thirty days of the Change in Control.

Performance Shares. As with restricted stock, performance shares provide executive officers with the opportunity to earn full value shares of our stock. However, a three-year performance cycle (the "Performance Cycle") is established at the beginning of each grant and the amount of the award is determined by our performance on total shareholder return relative to the Performance Group over the Performance Cycle. If an executive officer's employment is terminated for any reason other than death, retirement or disability before the end of the Performance Cycle, the performance share award is forfeited. If an executive officer's employment is terminated due to death, retirement or disability during the Performance Cycle, he or she will receive the target number of shares set forth in his or her Performance Share Award Agreement within thirty days of the triggering event. In the event of a Change in Control, the Target Number of performance shares will immediately vest and will be payable to the executive officer within thirty days of the Change in Control. The Committee views Performance Shares as a critical link between management compensation accumulation and the creation of shareholder value.

Benefits and Perquisites

The Committee supports a compensation philosophy for our Named Executive Officers that is more heavily weighted toward annual and long-term performance-based compensation rather than toward benefits and perquisites.

The perquisites and other benefits we provide our Named Executive Officers are summarized in the 2010 Summary Compensation Table, the 2010 All Other Compensation Table and the 2010 Nonqualified Deferred Compensation Table, including footnotes. In addition, we provide our executive officers with core benefits available to all full-time employees (e.g., coverage for medical, dental, prescription drugs, basic life insurance and long-term disability coverage) as well as a supplemental Executive Officer Medical Plan. The supplemental Executive Officer Medical Plan is an insured plan which provides current officers at the Executive Vice President level and above reimbursement for medical and dental out of pocket expenses that are not covered by the underlying medical plan. Typical payments are for deductibles, co-pays and similar expenses.

Retirement Plans

Other than a frozen defined benefit plan in which Mr. Lucas is a participant, we do not provide a qualified retirement program for our Named Executive Officers nor is there a supplemental executive retirement plan or any other retirement plan available other than our 401(k) Plan and our Nonqualified Deferred Compensation Plan. Please see the 2010 Pension Benefits Table on page 47 and "Retirement Benefits" beginning on page 48 of this Proxy Statement.

Termination and Change In Control Arrangements

In General. Pursuant to their employment agreements, our Named Executive Officers are entitled to compensation and other benefits if their employment terminates or if there is a Change in Control, as described beginning on page 56 of this Proxy Statement under "Potential Payments upon Termination or Change In Control". Termination and Change in Control compensation and other benefits are established at the time a Named Executive Officer signs an employment agreement.

Termination. Our Named Executive Officers are entitled to compensation and other benefits in an amount the Committee believes is appropriate, taking into account the time it is expected to take a terminated employee to find another job. Compensation and other benefits upon termination are intended to ease the consequences to an employee of an unexpected termination of employment. We benefit in that the employment agreements contain restrictive covenants that continue for a period of time following termination.

Change in Control-In General. The Committee and our Board recognize the importance to us and our shareholders of avoiding the distraction and loss of key management personnel that may occur in connection with any rumored, threatened or actual Change in Control of the Company. To that end, the Committee and our Board believe that properly designed Change in Control provisions in our Named Executive Officer's employment agreements protect shareholder interests by enhancing executive focus during rumored or actual Change in Control activity through:

- incentives to remain with us despite uncertainties while a transaction is under consideration or pending;

- assurances of severance and other benefits in the event of termination; and
- immediate vesting of equity elements of total compensation after a Change in Control.

To diminish the potential distraction due to personal uncertainties and risks that inevitably arise when a Change in Control is rumored, threatened or pending, the Committee and our Board have provided our Named Executive Officers with what the Committee and our Board determined to be competitive Change in Control compensation and benefit provisions in their employment agreements. The employment agreements of our Named Executive Officers provide for specific enhanced payments and benefits in the event of a Change in Control.

Change in Control-Double Trigger. The enhanced termination benefits payable in connection with a Change in Control require a "double trigger" which means that (i) if a Change in Control occurs, and (ii) during the period beginning six (6) months before the Change in Control and ending twenty-four (24) months after the Change in Control, (a) an executive officer's employment agreement is terminated by us or our successor without good cause, or (b) the executive officer's employment agreement is terminated by the executive officer with good reason, the executive officer will be eligible for the Change in Control compensation and benefits. A double trigger was selected in order to enhance the likelihood that an executive officer will remain with us after a Change in Control, since the executive officer will not receive the change in control compensation payments and benefits if he or she voluntarily resigns after the Change in Control event. Thus, the executive officer is protected from actual or constructive dismissal for twenty-four months after a Change in Control, while any new controlling party or group is better able to retain the services of a key corporate asset.

Committee Actions in Fiscal 2010 Concerning Named Executive Officer Compensation

In General

At its March 2010 meeting, the Committee reviewed the market data and analyses provided by Hay Group and determined that our overall compensation program is reasonably competitive and consistent with the Committee's compensation objectives. In determining compensation for our Named Executive Officers for Fiscal 2010, the Committee considered many factors, including:

- our Board's judgment and satisfaction with the Company's performance;
- assessment of the individual executive officer's performance;
- the nature and scope of the executive officer's responsibilities and his or her effectiveness in leading our initiatives to successfully increase customer satisfaction, enhance our growth, and propose, implement and ensure compliance with our policies;
- desired competitive positioning of compensation;
- future potential for the executive officer; and
- retention needs.

The Committee also considered the compensation practices and performances of our Peer Group and our Performance Group.

Base Salaries

Based on their performance during the 2009 Fiscal Year, and with input from Hay Group with respect to market salary data of our Peer Group, the Committee recommended to our Board, and our Board approved, the following base salaries for our Named Executive Officers for Fiscal 2010. Unless otherwise indicated, base salaries were adjusted effective April 1, 2010 as follows:

FISCAL 2010 BASE SALARIES

Executive	2009 Base Salary	2010 Base Salary	Base Salary Increase
Mr. Hall	$750,000	$800,000	6.7 %
Mr. Record (1)	$460,000	$550,000	19.6%
Mr. Shein (2)	N/A	$350,000	N/A
Mr. Maloney (3)	$475,000	$550,000	15.8%
Mr. Lucas	$345,000	$357,100	3.5%
Mr. Hunter (4)	$325,000	$375,000	15.4%

(1) Mr. Record was promoted to Chief Operating Officer on February 15, 2010, at which time his base salary was increased from $460,000 to $550,000 due to his increased duties and responsibilities.

(2) Mr. Shein did not join the Company until January 10, 2011.

(3) Mr. Maloney was promoted to Chief Merchandising Officer on February 15, 2010, at which time his base salary was increased from $475,000 to $550,000 due to his increased duties and responsibilities.

(4) Mr. Hunter was promoted to the position of Executive Vice President, Chief Information Officer on February 26, 2010, at which time his base salary was increased from $325,000 to $375,000.

Based on Hay Group's analysis, it was determined that our base salaries are generally at or below the median of our Peer Group.

Annual Incentive (Bonus) Compensation Paid in 2010 Under the 2009 Bonus Plan

At their March 2009 meetings, the Committee recommended, and the Board approved, the 2009 Senior Executive Bonus Plan (the "2009 Bonus Plan") as described in our 2010 Proxy Statement. As with the 2010 Bonus Plan described below, the 2009 Bonus Plan set threshold, target and maximum bonus opportunities as a percentage of each Named Executive Officer's base salary based upon the achievement of specified Pre-Tax Earnings and our ranking within the Performance Group with respect to comparable store sales.

At its March 2010 meeting, the Committee (i) reviewed our Fiscal 2009 Pre-Tax Earnings results, (ii) reviewed Fiscal 2009 Comparable Store Sales results versus our Performance Group, (iii) discussed the Dow Jones Apparel Group reporting methodologies, and (iv) reviewed the 2009 Bonus Plan achievement level. As our Fiscal 2009 Pre-Tax Earnings ($45,827,000) were 98% of our 2009 Financial Plan ($46,700,000) and our ranking within the Performance Group with respect to comparable store sales (14.3 percentile), the following bonuses were awarded in 2010 for performance under the 2009 Bonus Plan at 68% of bonus target levels:

2009 BONUS PLAN AWARDS

Executive	Bonus Award	% of 2009 Base Salary
Mr. Hall	$408,000	54.4%
Mr. Record	$203,300	44.2%
Mr. Shein (1)	N/A	N/A
Mr. Maloney	$193,800	40.8%
Mr. Lucas	$117,300	34.0%
Mr. Hunter	$127,075	39.1%

(1) Mr. Shein did not join the Company until January 10, 2011; therefore, he did not receive a bonus under the 2009 Bonus Plan.

Establishment of 2010 Senior Executive Incentive Bonus Plan

At its March 2010 meeting, the Committee recommended, and the Board approved, the parameters for the 2010 Senior Executive Incentive Bonus Plan (the “2010 Bonus Plan”) and approved the annual cash incentive opportunities for the Named Executive Officers as set forth in the table below. The methodology and measurement parameters for the 2010 Bonus Plan were unchanged from the 2009 Bonus Plan.

2010 BONUS PLAN PARAMETERS

While the methodology and measurement parameters for the 2010 Bonus Plan were unchanged from the 2009 Bonus Plan, the Pre-Tax Earnings Target Level for the Financial Plan was increased from $46,700,000 under the 2009 Bonus Plan to $57,000,000 under the 2010 Bonus Plan (an increase of 24.4% over actual Fiscal 2009 earnings) to provide incentive to our management team in view of the improving economy. The 2010 Bonus Plan design was as follows:

Pre-Tax Earnings Parameter

This parameter of the bonus formula is weighted to determine three-quarters (75%) of the year-end bonus amount earned. Actual bonus payment will be prorated for Pre-Tax Earnings results between the Maximum and Threshold levels.

	Fiscal 2010 Pre-Tax Earnings	
Target bonus amount will be paid by achieving Fiscal 2010 Pre-Tax Earnings at an increase of 24.4% vs. actual Fiscal 2009 Pre-Tax earnings.	$ 57,000,000	Target Level
Maximum bonus amount will be paid at 2 times Target by achieving Fiscal 2010 Pre-Tax Earnings at 120% of Target Level, an increase of 49.3% vs. actual Fiscal 2009 Pre-Tax Earnings.	$ 68,400,000	20% Above Target
Minimum (Threshold) bonus amount will be paid at ¼ of Target at Fiscal 2010 Pre-Tax Earnings of 80% of Target Level, a decrease of 0.5% vs. actual Fiscal 2009 Pre-Tax Earnings.	$ 45,600,000	20% Below Target

Comparable Store Sales Parameter

This parameter of the bonus formula is weighted to determine one-quarter (25%) of the year-end bonus amount earned. Measurement is based on fiscal year-end comparable store sales percent change, compared to our Performance Group. Notwithstanding, in order to earn any portion of the Comparable Store Sales bonus payment, the Company must achieve 75% of the 2010 Pre-Tax Earnings Target level ($42,750,000). Actual bonus payment will be prorated for results between the Maximum and Threshold levels.

Target amount will be paid if our ranking for total year-end comparable store sales change is at the fiftieth percentile (or middle mark) among our Performance Group.
Maximum amount (2 times Target) will be paid if our ranking of total year-end comparable store sales change is at the one-hundredth percentile (or highest rank) among our Performance Group.
Threshold bonus amount (1/4 of Target) will be paid if our ranking of total year-end comparable store sales change is at the twenty-fifth percentile among our Performance Group.

Potential 2010 Bonus Plan Awards

Depending on our Pre-Tax Earnings and our ranking among our Performance Group with respect to total year-end comparable store sales, our Named Executive Officers had the opportunity to earn bonuses under the 2010 Bonus Plan as follows, with actual bonus payment to be prorated for results between the Maximum and Threshold levels:

POTENTIAL 2010 BONUS PLAN AWARDS

Executive	Base Salary($)	Bonus Range % (1) (Threshold/Target/Maximum)	Bonus Range $ (2) (Threshold/Target/Maximum)
Mr. Hall	800,000	22.5-90-180	180,000-720,000-1,440,000
Mr. Record	550,000	17.5-70-140	96,300-385,000-770,000
Mr. Shein (3)	350,000	N/A	N/A
Mr. Maloney	550,000	17.5-70-140	96,300-385,000-770,000
Mr. Lucas	357,100	12.5-50-100	44,600-178,600-357,100
Mr. Hunter	375,000	12.5-50-100	46,900-187,500-375,000

(1) Percentage of base salary.

(2) Amounts have been rounded. Amount to be paid will depend upon the extent to which the Company achieves Fiscal 2010 Pre-Tax Earnings and Comparable Store Sales parameters established by the Board. Actual bonus payments will be prorated for Fiscal 2010 Pre-Tax Earnings and Comparable Store Sales results between the threshold and maximum levels.

(3) Mr. Shein joined the Company on January 10, 2011; accordingly, he was not entitled to participate in the 2010 Bonus Plan.

Please see "Committee Actions in 2011 Concerning Named Executive Officer Compensation – Fiscal 2010 Bonus Plan Awards" on page 38 for bonuses approved by the Committee in March 2011 for performance under the 2010 Bonus Plan.

Long-Term Incentive Compensation Awards

At its March 2010 meeting, the Committee (i) reviewed the final Total Shareholder Return ("TSR") results for the three year performance cycle that ended on January 31, 2010 for the March 2007 Performance Based Restricted Share Grants for Senior Executives, (ii) discussed the attainment level based on our TSR results versus our Performance Group, (iii) reviewed the current standing and attainment levels for LTI grants made in March 2008 and March 2009 based on the TSR matrix of our Performance Group, (iv) discussed individual LTI grants for senior management executives recommended by management, (v) reviewed and discussed proposed SAR equity grants for midmanagement executives, (vi) reviewed estimated shares needed for 2010 awards, and (vii) reviewed shares available for future grants. To determine the size of each equity award, the Committee reviewed market data, prior years' LTI decisions, the performance of the Named Executive Officers and recommendations from Hay Group.

Based upon the recommendation of the Committee, our Board granted Fiscal 2010 LTI awards to our Named Executive Officers. The annual equity grants were a combination of Performance Shares and SARs and were granted as follows:

FISCAL 2010 LTI AWARDS

Executive	Performance Shares at Target (1)	SARs (2)
Mr. Hall	25,000	100,000
Mr. Record (3)	20,000	100,000
Mr. Shein (4)	N/A	N/A
Mr. Maloney (3)	20,000	100,000
Mr. Lucas	6,000	18,000
Mr. Hunter	6,000	18,000

(1) The Performance Shares cliff vest after a three-year measurement performance cycle (the "Performance Cycle") which began on the first business day of our 2009 Fiscal Year (January 31, 2010) and ends on the last business day of our 2012 Fiscal Year (February 2, 2013). The number of Performance Shares earned will be based on our total shareholder return relative to our Performance Group at that time. The number of shares reflected in the table above are the "Target Shares", which means the number of shares of our common stock the Named Executive Officer will earn (and receive) at the end of the Performance Cycle if our results are in the middle (fiftieth percentile) of the Performance Group. On a sliding scale, the shares earned can vary as follows:

Percentile Ranking of Performance Group	Performance Shares Earned *
100%	200%
75%	150%
50%	100%
25%	25%
< 25%	0%

* As a percentage of Target Performance Shares shown in the 2010 LTI Awards table above.

(2) The SARs have a grant price of $15.50 (the closing price of our common stock on March 26, 2010) and vest ratably over a four year period (i.e., 25% per year).

(3) Upon their promotions on February 15, 2010, Messrs. Record and Maloney were each awarded 100,000 SARs that have a grant price of $12.94, the closing price of the Company's stock on February 12, 2010, and that will vest ratably over a four year period (i.e., 25% per year).

(4) Mr. Shein was not employed by the Company until January 10, 2011. Upon joining the Company on January 10, 2011, he was awarded 30,000 SARs that have a grant price of $16.31, the closing price of the Company's stock on January 10, 2011, and that will vest over a four year period (i.e., 15,000 (50%) after two years, 7,500 (25%) after three years and the remaining 7,500 (25%) after four years). He was also granted 10,000 shares of restricted stock that that will cliff vest three years from the date of his employment (i.e., January 10, 2014).

Performance Shares Earned in 2010 Upon Completion of the 2007 Performance Cycle

As the performance criteria for the three-year Performance Cycle that began on the first business day of our 2007 Fiscal Year (February 4, 2007) and ended on the last business day of our 2009 Fiscal Year (January 30, 2010) (the "2007 Performance Cycle") were met, the Named Executive Officers who were granted Performance Shares at the beginning of the 2007 Performance Cycle were issued shares of our common stock at 35.7% attainment of the Target Shares as follows:

Executive (1)	Target Shares	Performance Attainment %	Payout Shares Earned
Mr. Hall	18,000	35.7	6,426
Mr. Lucas	4,500	35.7	1,607

(1) Messrs. Record, Shein, Maloney and Hunter were not employed by the Company at the beginning of the 2007 Performance Cycle; therefore, they were not entitled to receive shares as a result of the completion of the 2007 Performance Cycle.

Significant 2010 Events Related to the Employment of our Named Executive Officers

Promotion of Edward Record. On February 15, 2010, Mr. Record was promoted to Chief Operating Officer. Mr. Record had been serving as our Executive Vice President and Chief Financial Officer. In connection with Mr. Record's promotion:

- his base salary was increased from $460,000 to $550,000;
- he was awarded 100,000 SARs that have a grant price of $12.94, the closing price of the Company's stock on February 12, 2010, and that will vest ratably over a four year period (i.e., 25% per year);
- he was awarded 25,000 shares of restricted stock that will cliff vest three years from the date of his promotion (i.e., February 15, 2013); and
- his target bonus potential under our 2010 Senior Executive Incentive Bonus Plan was set at 70% of his base salary, which was an increase from 65% of his base salary under our 2009 Bonus Plan.

Promotion of Richard Maloney. On February 15, 2010, Mr. Maloney was promoted to Chief Merchandising Officer. Mr. Maloney had been serving as President and Chief Operating Officer of our South Hill Division. In connection with Mr. Maloney's promotion:

- his base salary was increased from $475,000 to $550,000;
- he was awarded 100,000 SARs that have a grant price of $12.94, the closing price of the Company's stock on February 12, 2010, and that will vest ratably over a four year period (i.e., 25% per year);
- he was awarded 25,000 shares of restricted stock that will cliff vest three years from the date of his promotion (i.e., February 15, 2013); and
- his target bonus potential under our 2010 Senior Executive Incentive Bonus Plan was set at 70% of his base salary, which was an increase from 60% of his base salary under our 2009 Bonus Plan.

Promotion of Steven Hunter. On February 26, 2010, Mr. Hunter was promoted to Executive Vice President, Chief Information Officer. Mr. Hunter had been serving as Senior Vice President, Chief Information Officer. In connection with Mr. Hunter's promotion, his base salary was increased from $325,000 to $375,000.

Employment of Oded Shein. On January 10, 2011, Mr. Shein joined the Company as Chief Financial Officer. In connection with Mr. Shein's employment:

- his base salary was initially set at $350,000;
- he was awarded 30,000 SARs that have a grant price of $16.31, the closing price of the Company's stock on January 10, 2011, and that will vest over a four year period (i.e., 15,000 (50%) after two years, 7,500 (25%) after three years and the remaining 7,500 (25%) after four years);
- he was awarded 10,000 shares of restricted stock that that will cliff vest three years from the date of his employment (i.e., January 10, 2014);
- he received a lump sum payment of $200,000; and

- his target bonus potential under our 2011 Senior Executive Incentive Bonus Plan was set at 50% of his base salary.

Committee Actions in 2011 Concerning Named Executive Officer Compensation

Fiscal 2010 Overview

The Company's strategy for 2010 was to build on its 2009 achievements and to pursue sales and earnings growth as the economy stabilized. Reflecting the successful implementation of its business strategies, total sales for the year increased 2.7% and comparable store sales increased slightly. The gross profit rate for the year grew by 90 basis points and the operating margin rate improved by 80 basis points. Diluted earnings per share increased 32.0%. The Company operated throughout the year as a financially sound company. As of year end, the Company had no borrowings on its $250.0 million senior secured revolving credit facility and had cash, net of debt, of approximately $51.0 million. Its strong balance sheet and cash flow allowed the Company to increase its quarterly dividend rate by 50%, and to undertake and complete a $25.0 million stock repurchase program.

Operationally during the year, the Company opened 33 new stores. It continues to find that there is tremendous brand equity in the Goody's name in markets and regions of the country in which they operated prior to the Company's acquisition of the name. As such, 30 of the 33 new stores were opened under the Goody's name. Twenty-six non-Goody's stores were also rebranded with the Goody's name. In total, the Company ended the year with 71 Goody's stores. The Company added eight Estee Lauder and seventeen Clinique counters during the year, ending with 176 and 169 counters, respectively. It remained on track for a spring 2011 roll out of its markdown optimization tool and had a successful pre-holiday period launch of its eCommerce platform. Also in 2010, the Company completed several enhancements to its POS platform, which included coupon management and deal-based pricing. Lastly, it took an important step to strengthen its executive team by naming Oded Shein as Executive Vice President, Chief Financial Officer.

CEO Fiscal 2010 Performance and Compensation

The Compensation Committee focuses much of its time on CEO and senior executive compensation to assure that it reflects operating and financial performance and demonstrates our commitment to enforcing a strong pay for performance philosophy.

The Board and Mr. Hall responded to the economic conditions in Fiscal 2010 by agreeing to a conservative business framework focusing on the following: 28 net new store openings in Fiscal 2010, strong inventory and expense controls, protecting margin rates and aggressive promotional programs focused on our customer's needs. Under Mr. Hall's leadership, management took actions and delivered the following results within this framework in Fiscal 2010:

- increased net income for the year by 31% to $37.6 million versus $28.7 million for Fiscal 2009;
- increased diluted earnings per share for the year by 32% to $0.99 this year from $0.75 for Fiscal 2009 by virtue of a 2.7% increase in total sales combined with a 90 basis point improvement in gross profit;
- increased EBITDA to $125.2 million, which represents an $11.5 million increase over Fiscal 2009;
- increased the net number of stores by 28 from 758 to 786;
- met the Company's Fiscal 2010 growth objectives;
- improved operating margin rate by 80 basis points over Fiscal 2009; and
- successfully launched the Company's eCommerce platform.

Additionally, during Fiscal 2010 management took important actions to hire and retain key leaders for the long term.

The Compensation Committee believes that Mr. Hall performed well in Fiscal 2010 by executing the Company's business framework and by delivering a strong financial performance. Fiscal 2010 revenues were $1,470.6 million compared to $1,431.9 million in Fiscal 2009. Fiscal 2010 earnings were $37.6 million compared to $28.7 million in Fiscal 2009.

As a result of Mr. Hall's performance in Fiscal 2010,

- he earned and was paid a bonus of $630,000 under our 2010 Bonus Plan;
- his base salary was increased from $800,000 to $850,000 effective April 1, 2011;
- his threshold, target and maximum bonus percentages under the 2011 Senior Executive Bonus Incentive Plan were increased from the 2010 Bonus Plan (22.5%-90%-180%) to 25%-100%-200%; and
- he was granted 22,500 Performance Shares, 36,000 shares of Restricted Stock and 68,500 SARs on March 29, 2011, at a grant price of $18.84 in the case of the SARs.

Other Named Executive Officers Fiscal 2010 Performance and Compensation

Edward Record. As Chief Operating Officer and Chief Financial Officer during most of Fiscal 2010, Mr. Record's responsibilities were to (i) oversee real estate and store construction and (ii) oversee the Company's finance, information technology, internal audit, logistics, risk management and legal functions. He was instrumental in the Company's improved profitability and achievement of growth objectives including the increase of 28 net new stores in Fiscal 2010. He was also instrumental in the successful launching of the Company's eCommerce platform in Fiscal 2010.

The Compensation Committee believes that Mr. Record performed well in Fiscal 2010. He possesses outstanding management capacity and leadership abilities, and has been instrumental in successfully navigating our Company through the current challenging economic environment. His financial acumen has added tremendous value to our real estate and store construction functions.

As a result of Mr. Record's performance in Fiscal 2010,

- he earned and was paid a bonus of $336,875 under our 2010 Bonus Plan;
- his base salary was increased from $550,000 to $572,000 effective April 1, 2011; and
- he was granted 7,250 Performance Shares, 11,700 shares of Restricted Stock and 22,250 SARs on March 29, 2011, at a grant price of $18.84 in the case of the SARs.

Richard Maloney. As President and Chief Operating Officer of the South Hill Division until September 1, 2010, Mr. Maloney's responsibilities were to oversee all of the merchandising, planning and allocation functions in addition to store operations of the South Hill Division. Upon being promoted to Chief Merchandising Officer on February 15, 2010, he also assumed responsibility for the merchandising, planning and allocation functions across the entire Company. The Compensation Committee believes that Mr. Maloney was responsible for the improvement in both sales and margins in the South Hill Division during Fiscal 2010 and that overall he performed well. He is a tremendously talented merchant and leader who has developed an in-depth understanding of our small town department store business model.

As a result of Mr. Maloney's performance in Fiscal 2010,

- he earned and was paid a bonus of $336,875 under our 2010 Bonus Plan;
- his base salary was increased from $550,000 to $561,000 effective April 1, 2011; and
- he was granted 7,250 Performance Shares, 11,700 shares of Restricted Stock and 22,250 SARs on March 29, 2011, at a grant price of $18.84 in the case of the SARs.

Ron Lucas. As Executive Vice President, Human Resources during Fiscal 2010, Mr. Lucas' responsibilities were to oversee all recruitment, placement, training and development, benefits and compensation and associate relations for the Company. He was instrumental in the hiring and retention of key leaders for the long term and maintaining positive morale in Fiscal 2010 during a challenging business environment. The Compensation Committee believes that Mr. Lucas performed well in Fiscal 2010.

As a result of Mr. Lucas' performance in Fiscal 2010,

- he earned and was paid a bonus of $156,231 under our 2010 Bonus Plan;
- his base salary was increased from $357,100 to $366,000 effective April 1, 2011; and
- he was granted 2,900 Performance Shares, 4,700 shares of Restricted Stock and 8,850 SARs on March 29, 2011, at a grant price of $18.84 in the case of the SARs.

Steven Hunter. As Executive Vice President, Chief Information Officer since February 26, 2010, Mr. Hunter's responsibilities were to oversee all of the Company's technology strategies, investments and implementations. He was instrumental in the successful launching of the Company's eCommerce platform in Fiscal 2010. The Compensation Committee believes that Mr. Hunter performed well in Fiscal 2010.

As a result of Mr. Hunter's performance in Fiscal 2010,

- he earned and was paid a bonus of $164,063 under our 2010 Bonus Plan;
- his base salary was increased from $375,000 to $400,000 effective April 1, 2011; and
- he was granted 2,900 Performance Shares, 10,008 shares of Restricted Stock and 8,850 SARs on March 29, 2011, at a grant price of $18.84 in the case of the SARs.

At their March 2011 meetings, the Compensation Committee and the Board took the following actions with respect to the compensation of the Company's Named Executive Officers:

Base Salaries

Based on their performance during Fiscal 2010, and with input from Hay Group with respect to market salary data of our Peer Group, the Committee recommended, and the Board approved, the following base salaries for our Named Executive Officers for the Fiscal 2011. The base salaries were adjusted effective April 1, 2011.

2011 BASE SALARIES

Executive/Title	2010 Base Salary	2011 Base Salary	Base Salary Increase
Mr. Hall	$800,000	$850,000	6.25%
Mr. Record	$550,000	$572,000	4.00%
Mr. Shein	$350,000	$350,000	(1)
Mr. Maloney	$550,000	$561,000	2.00%
Mr. Lucas	$357,100	$366,000	2.50%
Mr. Hunter	$375,000	$400,000	6.70%

(1) As Mr. Shein joined the Company on January 10, 2011, his base salary was not adjusted.

Based on Hay Group's analysis, it was determined that the base salaries of our Named Executive Officers are generally at or below the median of our Peer Group.

2010 Bonus Plan Awards

As our 2010 Pre-Tax Earnings ($58,892,114) were 103.3% of our 2010 Financial Plan ($57,000,000), the following bonuses were awarded on March 29, 2011 for performance under the 2010 Bonus Plan at 87.5% of Bonus Target Levels:

FISCAL 2010 BONUS PLAN AWARDS

Executive	Bonus Award	% of 2010 Base Salary
Mr. Hall	$630,000	78.75%
Mr. Record	$336,875	61.25%
Mr. Shein (1)	(1)	(1)
Mr. Maloney	$336,875	61.25%
Mr. Lucas	$156,231	43.75%
Mr. Hunter	$164,063	43.75%

(1) In consideration for his decision to accept employment with the Company on January 10, 2011, Mr. Shein received a lump sum payment of $200,000 and did not receive a bonus under the 2010 Bonus Plan.

Long-Term Incentive Compensation Awards

The following long-term equity incentive ("LTI") awards were granted to the Named Executive Officers on March 29, 2011 in consideration of their 2010 performance and as incentive for their future performance:

2011 LTI Awards

Executive	Performance Shares (1)	SARs (2)	Restricted Stock (3)
Mr. Hall	22,500	68,500	36,000
Mr. Record	7,250	22,250	11,700
Mr. Shein	2,900	0	4,700
Mr. Maloney	7,250	22,250	11,700
Mr. Lucas	2,900	8,850	4,700
Mr. Hunter	2,900	8,850	10,008

(1) The Performance Shares cliff vest after a three-year measurement performance cycle (the "Performance Cycle") which began on the first business day of the Company's 2011 Fiscal Year (January 30, 2011) and ends on the last business day of the Company's 2013 Fiscal Year (February 1, 2014). The number of Performance Shares earned will be based on the Company's total shareholder return relative to the "Performance Group". The number of shares reflected in the table above are the "Target Shares", which means the number of shares of the Company's common stock the Named Executive Officer will earn (and receive) at the end of the Performance Cycle if the Company's results are in the middle (fiftieth percentile) of the Performance Group.

(2) The SARs have a grant price of $18.84 (the closing price of the Company's common stock on March 29, 2011) and will vest on a pro rata basis over four years (i.e., 25% per year).

(3) In general, the Restricted Stock will vest on a pro rata basis over four years (i.e., 25% per year). However, 5,308 shares of the Restricted Stock granted Mr. Hunter will cliff vest in three years (i.e., on March 29, 2014).

Elimination of Gross-Up Payments

On March 29, 2011, the Committee and the Board determined that in view of evolving best practices, excise tax gross-up payments upon a Change in Control are no longer an appropriate component of executive compensation. Therefore, the provision for excise tax gross-up payments has been eliminated in all current employment agreements and it will not be contained in future employment agreements.

The Board also determined that other than relocation expenses that are taxable under the IRS Code and qualify for reimbursement under the Company's relocation policy, which will be grossed up for Federal, FICA, state and local tax rates, where applicable, the Company will not make any gross-up payments.

Reassessment of Perquisites

At their January 25, 2011 meetings, the Committee and the Board reviewed our policies with respect to perquisites to consider whether the perquisites should be maintained and whether, and to what extent, it may be appropriate for us to discontinue particular perquisites or to require repayment of the cost of perquisites. As a result, the Committee and the Board determined that cell phone allowances would be discontinued as a perquisite effective for all senior executive officers (Executive Vice Presidents and above) effective April 1, 2011 and for all other employees effective May 1, 2011. The Committee and the Board believe that the remaining perquisites we currently provide our Named Executive Officers are reasonable, competitive and consistent with our overall executive compensation program.

Executive Officer Employment Agreements

The Company has Employment Agreements (the "Agreements") with the Named Executive Officers (individually an "Executive"). Mr. Hall is employed as President and Chief Executive Officer; Mr. Record is employed as Chief Operating Officer; Mr. Shein is employed as Executive Vice President, Chief Financial Officer; Mr. Maloney is employed as Chief Merchandising Officer; Mr. Lucas is employed as Executive Vice President, Human Resources; and Mr. Hunter is employed as Executive Vice President, Chief Information Officer. The Agreements provide for a base salary and annual incentive (bonus) compensation. The Agreements also provide for perquisites such as an automobile allowance and a financial planning allowance and the Executive's participation in all other bonus and benefit plans available to executive officers of the Company. Provisions of the Agreements related to termination and Change in Control are discussed in "Potential Payments on Termination or Change In Control" beginning on page 49 of this Proxy Statement.

The Employment Agreements of our Named Executive Officers are referenced as exhibits to the Company's Annual Report on Form 10-K as filed on March 30, 2011. Any new Employment Agreements entered into with our Named Executive Officers during the first quarter of Fiscal 2011 will be attached as exhibits to either a Current Report on Form 8-K or the Company's Quarterly Report on Form 10-Q to be filed on or before June 9, 2011. The Employment Agreements can be reviewed on the SEC's EDGAR database at www.sec.gov.

Tax, Accounting and Other Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to a company's CEO or any of the company's three other most highly compensated executive officers (other than the CEO) who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by the shareholders.) The Committee's policy is to design compensation programs that further our best interests and those of our shareholders and that preserve the tax deductibility of compensation expenses.

Incentive bonuses paid to executive officers under our Senior Executive Incentive Bonus Plan and awards granted under our 2001 Plan and our 2008 Plan are designed to qualify as performance-based compensation. The Committee also believes, however, that it must maintain the flexibility to take actions that it deems to be in our best interests but which may not qualify for tax deductibility under Section 162(m). In this regard, if the amount of base salary for any of our executive officers exceeds $1 million, which is not anticipated to be the case, any amounts over $1 million will not be deductible for federal income tax purposes.

As required under the tax rules, the Company must obtain shareholder approval of the material terms of the performance goals for qualifying performance-based compensation every five years. We last requested and received shareholder approval in 2008. Therefore, we are not seeking shareholder approval at the 2011 Annual Meeting, but we will do so on or before the 2013 Annual Meeting.

Committee Considerations

The Committee considered (i) the impact of the $1 million limit on the deductibility of non-performance based compensation imposed by Code Section 162(m), (ii) the accounting treatment of various types of equity-based compensation under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, and (iii) the non-deductibility of excess parachute tax payments under Code Section 280G (and the related excise tax imposed on covered employees under Code Section 4999) in its design of executive compensation programs. In addition, the Committee considered other tax and accounting provisions in developing the compensation programs for our Named Executive Officers. These included the special rules applicable to non-qualified deferred compensation arrangements under Code Section 409A as well as the overall income tax rules applicable to various forms of compensation. While the Committee strives to compensate our Named Executive Officers in a manner that produces favorable tax and accounting treatment, its main objective is to develop fair and equitable compensation arrangements that appropriately motivate, reward and retain those executives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with our management. Based on that review and discussion, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for 2010 and in this Proxy Statement.

This Compensation Committee Report is provided by the following Independent Directors, who constitute all of the members of the Compensation Committee:

Cheryl Nido Turpin (Chair)
Alan J. Barocas
Michael L. Glazer
Gabrielle E. Greene
Earl J. Hesterberg

2010 SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of our Named Executive Officers for our three fiscal years ended January 31, 2009 ("Fiscal 2008"), January 30, 2010 ("Fiscal 2009") and January 29, 2011 ("Fiscal 2010"), with the exception of Mr. Shein and Mr. Hunter, who were not Named Executive Officers in Fiscal 2008 and Fiscal 2009 and Mr. Maloney, who was not a Named Executive Officer in Fiscal 2008.

Named and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (5)	Total ($)
Andrew T. Hall	2010	791,346	-	496,250	719,000	630,000	89,709	150,398	2,876,703
President and	2009	750,000	-	381,900	402,000	408,000	34,176	119,744	2,095,820
Chief Executive Officer	2008	675,000 (6)	-	849,880	656,740	-	(70,936)	101,642	2,212,326
Edward J. Record	2010	540,442 (7)	-	720,500	587,000	336,875	90,659	102,774	2,378,250
Chief Operating Officer	2009	460,000	-	190,950	180,900	203,300	85,191	182,570	1,302,911
	2008	460,000	-	367,950	229,050	-	(66,905)	163,078	1,153,173
Oded Shein	2010	20,192 (8)	200,000	163,100	222,600	-	(16)	22,780	628,656
Executive Vice President,									
Chief Financial Officer									
Richard A. Maloney	2010	547,116 (9)	-	720,500	587,000	336,875	1	280,597	2,472,089
Chief Merchandising Officer	2009	475,000	-	190,950	180,900	193,800	53	156,276	1,196,979
Ron D. Lucas	2010	355,006	-	119,100	129,420	156,231	344,814	77,219	1,181,790
Executive Vice President,	2009	345,000	-	76,380	72,360	117,300	489,208	66,239	1,166,487
Human Resources	2008	345,000	-	147,180	91,620	-	(535,046)	64,503	113,257
Steven L. Hunter	2010	372,116 (10)	-	119,100	129,420	164,063	2,117	37,325	824,141
Executive Vice President,									
Chief Information Officer									

(1) Any amounts shown in this column are discretionary cash bonuses awarded for performance in the fiscal year indicated, but paid during the subsequent fiscal year. In consideration for his decision to accept employment with the Company on January 10, 2011, Mr. Shein received a lump sum payment of $200,000.

(2) The amounts shown in this column reflect the grant date fair value for performance stock and restricted stock for the Named Executive Officers with respect to the fiscal year in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our audited consolidated financial statements for Fiscal 2010 and Note 8 to our audited consolidated financial statements for Fiscal 2009 and Fiscal 2008 included in our Annual Reports on Form 10-K for those fiscal years. Further information regarding the 2010 awards is included in the "2010 Plan-Based Awards" and "2010 Outstanding Awards at Fiscal Year-End" tables later in this Proxy Statement. The grant date fair value of the performance-based awards reflected in this column (the "2010 Performance Shares") is the Target payout based on the probable outcome of the performance criteria, determined as of the grant date. The maximum potential values for the 2010 Performance Shares would be 200% of Target and would be as follows: Mr. Hall ($992,500), Mr. Record ($794,000), Mr. Maloney ($794,000), Mr. Lucas ($238,200) and Mr. Hunter ($238,200). Mr. Shein had not been awarded any performance shares as of the end of Fiscal 2010.

(3) The amounts shown in this column reflect the grant date fair value for stock options and SARs for the Named Executive Officers with respect to the fiscal year in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our audited consolidated financial statements for Fiscal 2010 and Note 8 to our audited consolidated financial statements for Fiscal 2009 and Fiscal 2008 included in our Annual Reports on Form 10-K for those fiscal years. Further information regarding the 2010 awards is included in the "2010 Plan-Based Awards" and "2010 Outstanding Awards at Fiscal Year-End" tables later in this Proxy Statement.

(4) Non-Equity Incentive Plan Compensation (performance based cash bonus) amounts include any amounts deferred under the Executive Deferred Compensation Plan. Amounts reflect performance based bonuses earned during the fiscal year covered (and paid during the subsequent fiscal year) under the applicable Senior Executive Incentive Bonus Plan.

(5) All other compensation includes deferred compensation matching contributions, auto allowances, estate planning allowances, insurance premiums and other compensation, as set forth in the 2010 All Other Compensation Table below.

(6) On November 3, 2008, Mr. Hall was promoted to Chief Executive Officer and his title became President and Chief Executive Officer. In connection with his promotion, Mr. Hall's base salary was increased from $650,000 to $750,000.

(7) On February 15, 2010, Mr. Record was promoted to Chief Operating Officer. Mr. Record had been serving as our Chief Financial Officer. In connection with his promotion, Mr. Record's base salary was increased from $460,000 to $550,000.

(8) Mr. Shein joined the Company on January 10, 2011 at a base salary of $350,000.

(9) On February 15, 2010, Mr. Maloney was promoted to Chief Merchandising Officer. Mr. Maloney had been serving as President and Chief Operating Officer of our South Hill Division. In connection with his promotion, Mr. Maloney's base salary was increased from $475,000 to $550,000.

(10) On February 26, 2010, Mr. Hunter was promoted to Executive Vice President, Chief Information Officer. Mr. Hunter had been serving as Senior Vice President, Chief Information Officer. In connection with his promotion, Mr. Hunter's base salary was increased from $325,000 to $375,000.

2010 ALL OTHER COMPENSATION TABLE

The following table provides information concerning the compensation of our Named Executive Officers found in the "All Other Compensation" column of the 2010 Summary Compensation Table on page 41.

Name	Fiscal Year	Deferred Compensation Matching Contributions ($)	Auto Allowances ($)	Estate Planning Allowances ($)	Life Insurance Premiums ($)	Health Insurance Premiums ($)	Relocation Expense Reimburse-ments ($)	Tax Reimburse-ments ($)	Cell Phone Allowances ($)	Total ($)
Andrew T. Hall	2010	122,233	12,000	2,078	3,105	9,422	-	-	1,560	150,398
	2009	93,236	12,000	2,003	2,070	8,875	-	-	1,560	119,744
	2008	77,654	12,000	-	2,070	8,358	-	-	1,560	101,642
Edward J. Record	2010	77,284	12,000	1,298	1,210	9,422	-	-	1,560	102,774
	2009	48,244	12,000	1,338	1,041	8,875	69,595	39,917	1,560	182,570
	2008	53,424	12,000	2,006	1,036	8,358	53,823	30,871	1,560	163,078
Oded Shein	2010	22,088	692	-	-	-	-	-	-	22,780
Richard A. Maloney	2010	76,164	12,000	6,500	8,041	7,168	137,117	32,047	1,560	280,597
	2009	52,032	12,000	3,742	7,107	6,755	43,743	29,337	1,560	156,276
Ron D. Lucas	2010	49,303	12,000	1,967	5,221	7,168	-	-	1,560	77,219
	2009	38,758	12,000	2,112	5,054	6,755	-	-	1,560	66,239
	2008	39,511	12,000	-	5,068	6,364	-	-	1,560	64,503
Steven L. Hunter	2010	12,094	11,769	3,292	1,105	9,065	-	-	-	37,325

2010 GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information concerning each grant of an award made to a Named Executive Officer in Fiscal 2010 under any plan. Definitions of Performance Shares, Restricted Stock and SARs as used in the footnotes to this table are found in the CD&A beginning on page 19 of this Proxy Statement.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Options Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (4)
Andrew T. Hall		180,000	720,000	1,440,000	-	-	-	-	-	-	-
	3/26/2010	-	-	-	6,250	25,000	50,000	-	-	-	496,250
	3/26/2010	-	-	-	-	-	-	-	100,000	15.50	719,000
Edward J. Record		96,300	385,000	770,000	-	-	-	-	-	-	-
	3/26/2010	-	-	-	5,000	20,000	40,000	-	-	-	397,000
	2/15/2010	-	-	-	-	-	-	-	100,000	12.94	587,000
	2/15/2010	-	-	-	-	-	-	25,000	-	-	323,500
Oded Shein		-	-	-	-	-	-	-	-	-	-
	1/10/2011	-	-	-	-	-	-	-	30,000	16.31	222,600
	1/10/2011	-	-	-	-	-	-	10,000	-	-	163,100
Richard A. Maloney		96,300	385,000	770,000	-	-	-	-	-	-	-
	3/26/2010	-	-	-	5,000	20,000	40,000	-	-	-	397,000
	2/15/2010	-	-	-	-	-	-	-	100,000	12.94	587,000
	2/15/2010	-	-	-	-	-	-	25,000	-	-	323,500
Ron D. Lucas		44,600	178,600	357,100	-	-	-	-	-	-	-
	3/26/2010	-	-	-	1,500	6,000	12,000	-	-	-	119,100
	3/26/2010	-	-	-	-	-	-	-	18,000	15.50	129,420
Steven L. Hunter		46,900	187,500	375,000	-	-	-	-	-	-	-
	3/26/2010	-	-	-	1,500	6,000	12,000	-	-	-	119,100
	3/26/2010	-	-	-	-	-	-	-	18,000	15.50	129,420

---

(1) Shown are the Threshold, Target and Maximum payouts for which each executive was eligible under our 2010 Senior Executive Incentive Bonus Plan (the "2010 Bonus Plan"). Amounts actually earned with respect to these awards are included in the 2010 Summary Compensation Table as Non-Equity Incentive Plan Compensation. Further detail regarding potential 2010 Bonus Plan awards can be found in "Establishment of 2010 Senior Executive Incentive Bonus Plan" beginning on page 31 and "Fiscal 2010 Bonus Plan Awards" on page 38 of this Proxy Statement.

(2) These columns reflect Performance Shares that vest over time in an amount depending on performance criteria. The Performance Shares will vest after a three-year Performance Cycle based on the Company's total shareholder return relative to the Performance Group, as described in the CD&A.

The "Threshold" number of shares refers to the lowest number of shares of our common stock the Named Executive Officer can earn (and receive) at the end of the Performance Cycle if the results are at the twenty-fifth percentile of the Performance Group. Performance results below the twenty-fifth percentile at the end of the performance cycle will result in the executives earning no shares under this equity grant.

The "Target" number of shares refers to the number of shares of our common stock the Named Executive Officer can earn (and receive) at the end of the Performance Cycle if the results are at the fiftieth percentile of the Performance Group.

The "Maximum" number of shares refers to the number of shares of our common stock the Named Executive Officer can earn (and receive) at the end of the Performance Cycle if the results are at the one hundredth percentile of the Performance Group, which is twice the Target number of shares.

(3) This column reflects SARs. The SARs vest ratably over a four-year period (i.e., 25% per year).

(4) The grant date fair value of the performance-based awards reflected in this column (the "Performance Shares") is the Target payout based on the probable outcome of the performance criteria, determined as of the grant date. The maximum potential values would be 200% of Target and would be as follows: Mr. Hall ($992,500), Mr. Record ($794,000), Mr. Maloney ($794,000), Mr. Lucas ($238,200) and Mr. Hunter ($238,200). Mr. Shein had not been awarded any Performance Shares as of the end of Fiscal 2010.

2010 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table provides information, on an award by award basis, concerning unexercised options, stock that has not vested, and equity incentive plan awards for each Named Executive Officer outstanding as of the end of Fiscal 2010. Market value is computed using the closing market price of our common stock on January 28, 2011, the last trading day prior to the end of our last completed fiscal year ($15.72).

	Options/SARs Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#) (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options /SARs(#)	Option/ SARs Exercise Price ($/Sh)	Option/ SARs Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plans Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plans Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Andrew T. Hall	150,000	-	-	18.74	2/20/2013	-	-	-	-
	37,500	12,500	-	22.96	3/28/2014	-	-	-	-
	43,000	43,000	-	15.87	3/28/2015	-	-	-	-
	50,000	50,000	-	7.07	11/3/2015	-	-	-	-
	25,000	75,000	-	9.77	3/27/2016	-	-	-	-
	-	100,000	-	15.50	3/26/2017	-	-	-	-
	-	-	-	-	-	30,000	471,600	55,000	864,600
Edward J. Record	75,000	25,000	-	19.96	5/14/2014	-	-	-	-
	22,500	22,500	-	15.87	3/28/2015	-	-	-	-
	11,250	33,750	-	9.77	3/27/2016	-	-	-	-
	-	100,000	-	12.94	2/15/2017	-	-	-	-
	-	-	-	-	-	25,000	393,000	35,000	550,200
Oded Shein	-	30,000	-	16.31	1/10/2018	-	-	-	-
	-	-	-	-	-	10,000	157,200	-	-
Richard A. Maloney	50,000	50,000	-	11.03	10/6/2015	-	-	-	-
	11,250	33,750	-	9.77	3/27/2016	-	-	-	-
	-	100,000	-	12.94	2/15/2017	-	-	-	-
	-	-	-	-	-	55,000	864,600	35,000	550,200
Ron D. Lucas	18,125	-	-	6.11	8/24/2011	-	-	-	-
	9,375	-	-	6.67	8/24/2011	-	-	-	-
	112,500	-	-	7.22	8/24/2011	-	-	-	-
	10,264	-	-	17.01	3/30/2012	-	-	-	-
	12,000	-	-	19.18	3/17/2013	-	-	-	-
	9,000	3,000	-	22.96	3/28/2014	-	-	-	-
	9,000	9,000	-	15.87	3/28/2015	-	-	-	-
	4,500	13,500	-	9.77	3/27/2016	-	-	-	-
	-	18,000	-	15.50	3/26/2017	-	-	-	-
	-	-	-	-	-	-	-	12,000	188,640
Steven L. Hunter	7,500	7,500	-	13.26	6/2/2015	-	-	-	-
	3,750	11,250	-	9.77	3/27/2016	-	-	-	-
	-	18,000	-	15.50	3/26/2017	-	-	-	-
	-	-	-	-	-	5,000	78,600	11,000	172,920

(1) All stock options have vested. The future vesting dates of the SARs are as follows:

Name	Type of Award	Number of Options/ SARs (#)	Vesting Date
Andrew T. Hall	SARs	25,000	3/26/2011
	SARs	25,000	3/27/2011
	SARs	34,000	3/28/2011
	SARs	25,000	11/3/2011
	SARs	25,000	3/26/2012
	SARs	25,000	3/27/2012
	SARs	21,500	3/28/2012
	SARs	25,000	11/3/2012
	SARs	25,000	3/26/2013
	SARs	25,000	3/27/2013
	SARs	25,000	3/26/2014
Edward J. Record	SARs	25,000	2/15/2011
	SARs	11,250	3/27/2011
	SARs	11,250	3/28/2011
	SARs	25,000	5/14/2011
	SARs	25,000	2/15/2012
	SARs	11,250	3/27/2012
	SARs	11,250	3/28/2012
	SARs	25,000	2/15/2013
	SARs	11,250	3/27/2013
	SARs	25,000	2/15/2014
Oded Shein	SARs	15,000	1/10/2013
	SARs	7,500	1/10/2014
	SARs	7,500	1/10/2015
Richard A. Maloney	SARs	25,000	2/15/2011
	SARs	11,250	3/27/2011
	SARs	25,000	10/6/2011
	SARs	25,000	2/15/2012
	SARs	11,250	3/27/2012
	SARs	25,000	10/6/2012
	SARs	25,000	2/15/2013
	SARs	11,250	3/27/2013
	SARs	25,000	2/15/2014
Ron D. Lucas	SARs	4,500	3/26/2011
	SARs	4,500	3/27/2011
	SARs	7,500	3/28/2011
	SARs	4,500	3/26/2012
	SARs	4,500	3/27/2012
	SARs	4,500	3/28/2012
	SARs	4,500	3/26/2013
	SARs	4,500	3/27/2013
	SARs	4,500	3/26/2014
Steven L. Hunter	SARs	4,500	3/26/2011
	SARs	3,750	3/27/2011
	SARs	3,750	06/2/2011
	SARs	4,500	3/26/2012
	SARs	3,750	3/27/2012
	SARs	3,750	06/2/2012
	SARs	4,500	3/26/2013
	SARs	3,750	3/27/2013
	SARs	4,500	3/26/2014

(2) Reflects Restricted Stock vesting as follows: 30,000 shares that vest on November 3, 2011, in the case of Mr. Hall; 25,000 shares that vest on February 15, 2013, in the case of Mr. Record; 10,000 shares that vest on January 10, 2014, in the case of Mr. Shein; 30,000 shares that vest on October 6, 2011 and 25,000 shares that vest on February 15, 2013, in the case of Mr. Maloney; and 5,000 shares that vest on June 2, 2011, in the case of Mr. Hunter.

(3) Reflects Target amount of Performance Shares, which cliff vest after a three-year Performance Cycle based on our total shareholder return relative to the Performance Group, as described in the CD&A. Mr. Shein had not been awarded any Performance Shares as of the end of Fiscal 2010. The vesting dates of these Performance Shares are as follows:

Name	Number of Performance Shares (#)	Vesting Date
Andrew T. Hall	30,000	1/28/2012
	25,000	2/2/2013
Edward J. Record	15,000	1/28/2012
	20,000	2/2/2013
Richard A. Maloney	15,000	1/28/2012
	20,000	2/2/2013
Ron D. Lucas	6,000	1/28/2012
	6,000	2/2/2013
Steven L. Hunter	5,000	1/28/2012
	6,000	2/2/2013

2010 OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides information concerning each exercise of stock options, stock appreciation rights and similar instruments, and each vesting of stock, including restricted stock, restricted stock units and similar instruments, during Fiscal 2010 for each of our Named Executive Officers on an aggregated basis.

	Options/SARs Awards		Stock Awards		
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($) (1)
Andrew T. Hall	-	-	6,426	(2)	98,993
Edward J. Record	-	-	10,000	(3)	146,100
Oded Shein	-	-	-		-
Richard A. Maloney	-	-	-		-
Ron D. Lucas	10,000	102,832	1,607	(2)	24,756
Steven L. Hunter	-	-	-		-

(1) Based on the average of the high and low market price of our common stock on the date of issuance.

(2) Reflects shares earned on the 2007 Performance Shares.

(3) Reflects restricted stock vested during Fiscal 2010.

2010 PENSION BENEFITS TABLE

The following table provides information on the pension benefits for our Named Executive Officers who are participants under a defined benefit plan sponsored by the Company (the "Stage Plan"), which was closed to new participants and was frozen effective June 30, 1998.

Name	Plan Name	Number of Years Credited Service (1)	Present Value of Accumulated Benefit (2)	Payments During Last Fiscal Year
Mr. Lucas	Stage Plan	15	$90,262	-

(1) Reflects the number of years of service credited to Mr. Lucas under the Stage Plan, computed as of January 29, 2011, which is the same pension plan measurement date used for financial statement reporting purposes with respect to the Company's audited financial statements for Fiscal 2010. The Company does not have a policy for granting extra pension service.

(2) The accumulated benefit is based upon a percentage of the participant's earnings (salary and bonus) during each year of credited service through the date the plan was frozen (June 30, 1998). Any service after June 30, 1998 will continue to count toward vesting and eligibility for normal and early retirement for participants. Mr. Lucas is eligible for early retirement benefits as he meets the guidelines for early retirement which are at least age 55 and 10 years of vesting service. If a pension plan participant elects an early retirement benefit, that benefit is calculated by taking the normal retirement benefit (single life annuity payable at age 65) and reducing it by 6% for each year prior to age 65 for the participant's current age. The measurement date used to determine pension benefit obligations was January 29, 2011. The present value has been calculated assuming Mr. Lucas will remain in service until age 65, the age at which retirement may occur without any reduction in benefits, and that the benefit is payable monthly or in a lump sum consistent with the assumptions as described in Note 10 of the Company's financial statements in the Annual Report on Form 10-K for the year ended January 29, 2011, as filed with the SEC. As described in Note 10, the discount rate assumption for Fiscal 2010 is 5.99%.

2010 NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table provides Fiscal 2010 information with respect to each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified to a Named Executive Officer.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Andrew T. Hall	122,233	122,233	89,709	-	957,779
Edward J. Record	135,559	77,284	90,659	-	668,093
Oded Shein	22,088	22,088	(16)	-	44,160
Richard A. Maloney	76,164	76,164	1	-	299,886
Ron D. Lucas	172,824	49,303	337,570	-	2,504,416
Steven L. Hunter	12,094	12,094	2,117	-	28,541

(1) Included in the amount reported as 2010 salary in the 2010 Summary Compensation Table.

Retirement Benefits

Deferred Compensation Plan

We provide a deferred compensation plan (the "Deferred Compensation Plan") that provides executives and certain officers with the opportunity to participate in an unfunded, deferred compensation program that is not qualified under the Internal Revenue Code of 1986, as amended (the "Code"). Generally the Code and the Employee Retirement Income Security Act of 1974, as amended, restrict contributions to a 401(k) plan by highly compensated employees. The Deferred Compensation Plan is intended to allow participants to defer income on a pre-tax basis. Under the Deferred Compensation Plan, participants may defer up to 50% of their base salary and up to 100% of their bonus and earn a rate of return based on actual investments chosen by each participant. We have established a grantor trust for the purpose of holding assets to provide benefits to the participants. We will match 100% of each participant's contributions, up to 10% of the sum of their base salary and bonus.

The Named Executive Officers have the opportunity to allocate the investment of the funds in their Participant Employee Account among fourteen investment options, including a Company Stock Investment Option. In the case of the Company Stock Investment Option, the Deferred Compensation Plan provides the opportunity for increased pre-tax shareholding.

401(k) Savings Plan

We have a contributory 401(k) savings plan (the "401(k) Plan") covering substantially all qualifying employees. Under the 401(k) Plan, participants may contribute up to 25% of their qualifying earnings, subject to certain restrictions. We currently match 50% of each participant's contributions, up to 6% of each participant's compensation under the 401(k) Plan. We may make discretionary bi-weekly matching contributions during the year.

Frozen Defined Benefit Plan

We sponsor a defined benefit plan, which covers substantially all employees who had met eligibility requirements and were enrolled prior to June 30, 1998 (the "Stage Plan"). The Stage Plan was frozen effective June 30, 1998. Of our Named Executive Officers, only Mr. Lucas is a participant in the Stage Plan. Please see the 2010 Pension Benefits Table on page 47 of this Proxy Statement for additional information concerning the Stage Plan.

Potential Payments Upon Termination or Change In Control

In General

The tables below reflect the amount of compensation to be paid to each of our Named Executive Officers in the event of termination of that executive's employment under different circumstances. Generally, under the post-termination arrangements described below, other than pursuant to a termination without Good Cause or for Good Reason, as defined on page 57 or pursuant to a Change in Control**,** as defined on page 57**,** a Named Executive Officer who terminates his employment, or whose employment is terminated, is entitled to receive solely those amounts earned by the Named Executive Officer through the date of termination.

The amount of compensation payable to each Named Executive Officer upon (i) termination without Good Cause or for Good Reason, (ii) termination without Good Cause or for Good Reason after a Change in Control, (iii) termination by the Company for Good Cause or by the executive without Good Reason, (iv) retirement, (v) death or (vi) disability, is shown below. The amounts shown assume that the termination was effective as of January 29, 2011, and thus include amounts earned through that date and are estimates of the amounts that would be paid out to the executives upon their termination. The dollar value of stock-based compensation is calculated using the closing share price of our common stock on Friday, January 28, 2010, the last trading day prior to the end of Fiscal 2010, which was $15.72. The actual amounts to be paid out can only be determined at the time of the Named Executive Officer's separation from the Company.

Payments Made Upon Termination

Depending upon the manner in which a Named Executive Officer's employment terminates, he may be entitled to receive the following payments and benefits:

- any base salary and fringe benefits earned and unpaid through the date of termination;
- severance pay equal to a multiple of the executive's base salary plus the executive's annual bonus target amount;
- any incentive (performance) bonus for the fiscal year in which the termination occurs pro-rated through the date of termination provided the Board determines, in good faith, that the executive would have been entitled to receive a performance bonus for the fiscal year in which the termination occurred;
- continuation of medical, dental, life insurance or disability insurance ("Fringe Benefits") under which the executive is participating for a specified period;
- payment for outplacement services up to a specified maximum amount;
- payment for financial/estate planning ("Financial Planning") up to a specified maximum amount;
- amounts accrued and vested through the Deferred Compensation Plan; and
- vesting of outstanding Stock Options, SARs, Restricted Stock and Performance Shares.

The Named Executive Officers will not receive any compensation for any unused vacation days and upon termination of employment for any reason, any unused vacation days will be forfeited.

Payments Made Upon Termination Without Good Cause or For Good Reason

The following table shows the amounts payable to each of our currently employed Named Executive Officers assuming that we terminated him without Good Cause or that he terminated his employment agreement for Good Reason on January 29, 2011.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($) (1)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	$3.0 million	Amount earned and prorated through date of termination	$38,740	Provided for up to 1 year with $15,000 maximum	None	(2)	All unvested awards are forfeited.
Mr. Record	$1.4 million	Amount earned and prorated through date of termination	$18,892	Provided for up to 1 year with $15,000 maximum	None	(2)	All unvested awards are forfeited.
Mr. Shein	$0.5 million	Amount earned and prorated through date of termination	$18,454	Provided for up to 1 year with $15,000 maximum	None	(2)	All unvested awards are forfeited.
Mr. Maloney	$1.4 million	Amount earned and prorated through date of termination	$24,961	Provided for up to 1 year with $15,000 maximum	None	(2)	All unvested awards are forfeited.
Mr. Lucas	$0.5 million	Amount earned and prorated through date of termination	$16,335	Provided for up to 1 year with $15,000 maximum	None	(2)	All unvested awards are forfeited.
Mr. Hunter	$0.6 million	Amount earned and prorated through date of termination	$18,697	Provided for up to 1 year with $15,000 maximum	None	(2)	All unvested awards are forfeited.

(1) The amount shown reflects the estimated premiums to be paid by the Company on behalf of the Named Executive Officer for medical, dental, life insurance and disability insurance.

(2) Please see the 2010 Pension Benefits Table and the 2010 Nonqualified Deferred Compensation Table for these amounts.

Payments Made Upon Termination Without Good Cause or For Good Reason After a Change In Control

The following table shows the amounts payable to each of our currently employed Named Executive Officers assuming that we terminated him without Good Cause or that he terminated his employment agreement for Good Reason on January 29, 2011 as a result of a Change In Control.

Payments that a Named Executive Officer would be entitled to receive under a Change in Control are not considered by the Compensation Committee when making annual compensation decisions for the Named Executive Officers and do not factor into decisions made by the Company regarding other compensation elements. Rather, these provisions in the employment agreements are intended to help provide us with continuity of management and continued focus on the business by senior management in the event of a Change In Control.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($) (1)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	$4.6 million	Amount earned and prorated through date of termination	$58,111	Provided for up to 1 year with $15,000 maximum	Provided for up to 3 years with $10,000 annual maximum	(2)	Unvested Stock Options, SARs and Restricted Stock automatically vest; all Performance Shares are vested at target level and are payable to the Executive within 30 days of the effective date of the Change in Control.
Mr. Record	$2.8 million	Amount earned and prorated through date of termination	$46,901	Provided for up to 1 year with $15,000 maximum	Provided for 3 years with $7,500 annual maximum	(2)	Unvested Stock Options, SARs and Restricted Stock automatically vest; all Performance Shares are vested at target level and are payable to the Executive within 30 days of the effective date of the Change in Control.
Mr. Shein	$1.0 million	Amount earned and prorated through date of termination	$36,909	Provided for up to 1 year with $15,000 maximum	Provided for 2 years with $5,000 annual maximum	(2)	Unvested Stock Options, SARs and Restricted Stock automatically vest; all Performance Shares are vested at target level and are payable to the Executive within 30 days of the effective date of the Change in Control.
Mr. Maloney	$2.8 million	Amount earned and prorated through date of termination	$49,922	Provided for up to 1 year with $15,000 maximum	Provided for 3 years with $7,500 annual maximum	(2)	Unvested Stock Options, SARs and Restricted Stock automatically vest; all Performance Shares are vested at target level and are payable to the Executive within 30 days of the effective date of the Change in Control.
Mr. Lucas	$1.1 million	Amount earned and prorated through date of termination	$32,670	Provided for up to 1 year with $15,000 maximum	Provided for 2 year with $5,000 annual maximum	(2)	Unvested Stock Options, SARs and Restricted Stock automatically vest; all Performance Shares are vested at target level and are payable to the Executive within 30 days of the effective date of the Change in Control.
Mr. Hunter	$1.1 million	Amount earned and prorated through date of termination	$37,395	Provided for up to 1 year with $15,000 maximum	Provided for 2 year with $5,000 annual maximum	(2)	Unvested Stock Options, SARs and Restricted Stock automatically vest; all Performance Shares are vested at target level and are payable to the Executive within 30 days of the effective date of the Change in Control.

(1) The amount shown reflects the estimated premiums to be paid by the Company on behalf of the Named Executive Officer for medical, dental, life insurance and disability insurance.

(2) Please see the 2010 Pension Benefits Table and the 2010 Nonqualified Deferred Compensation Table for these amounts.

Payments Made Upon Termination by the Company for Good Cause or by the Executive without Good Reason

The following table shows the amounts payable to each of our currently employed Named Executive Officers assuming that we terminated him for Good Cause or that he terminated his employment without Good Reason on January 29, 2011.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	None	None	None	None	None	(1)	All unvested awards are forfeited.
Mr. Record	None	None	None	None	None	(1)	All unvested awards are forfeited.
Mr. Shein	None	None	None	None	None	(1)	All unvested awards are forfeited.
Mr. Maloney	None	None	None	None	None	(1)	All unvested awards are forfeited.
Mr. Lucas	None	None	None	None	None	(1)	All unvested awards are forfeited.
Mr. Hunter	None	None	None	None	None	(1)	All unvested awards are forfeited.

(1) Please see the 2010 Pension Benefits Table and the 2010 Nonqualified Deferred Compensation Table for these amounts.

Payments Made Upon Retirement

The following table shows the amounts payable to each of our currently employed Named Executive Officers assuming that he retired as of January 29, 2011.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Record	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Shein	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Maloney	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Lucas	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Hunter	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.

(1) Please see the 2010 Pension Benefits Table and the 2010 Nonqualified Deferred Compensation Table for these amounts.

Payments Made Upon Death

The following table shows the amounts payable to each of our currently employed Named Executive Officers assuming that his employment was terminated as a result of death as of January 29, 2011.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Record	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Shein	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Maloney	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Lucas	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Hunter	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.

(1) Please see the 2010 Pension Benefits Table and the 2010 Nonqualified Deferred Compensation Table for these amounts.

Payments Made Upon Disability

The following table shows the amounts payable to each of our currently employed Named Executive Officers assuming that his employment was terminated as a result of disability as of January 29, 2011.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Record	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Shein	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Maloney	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Lucas	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Hunter	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.

(1) Please see the 2010 Pension Benefits Table and the 2010 Nonqualified Deferred Compensation Table for these amounts.

Timing of Payments

The payments reflected in the foregoing tables will be paid as follows:

- Severance payment will be made to the executive in a lump sum within thirty days of the date of termination;
- Incentive bonus payments will be made to the executive in a lump sum on or before April 1 following the end of the fiscal year in which the termination occurred;
- Fringe Benefits will be provided in accordance with our standard policies and practices;
- Outplacement payments will be made directly to the entity providing outplacement services within thirty days of receipt of an invoice or statement from the entity providing the outplacement services;
- Financial Planning reimbursements will be made in accordance with our or our successor's policies and procedures; and
- Pension and Deferred Compensation payments will be made in accordance with the provisions of the respective plan.

Termination

In General. The Employment Agreements of our Named Executive Officers provide that if the Executive is terminated by us for Good Cause (as defined below), the Executive will be entitled to receive any base salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights as of the date of termination.

If the Executive is terminated by us without Good Cause or terminates his employment for Good Reason (as defined below), the Executive will be entitled to receive: (i) any base salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, (ii) an amount equal to two times in the case of Mr. Hall, one and one-half times in the case of Messrs. Record and Maloney, and one time in the case of Messrs. Shein, Lucas and Hunter the aggregate of the base salary plus the Incentive Compensation at the Target Rate (as defined below) in effect as of the date of termination, (iii) the Incentive Compensation for the fiscal year in which the termination occurs pro-rated through the date of termination, (iv) continuation of certain fringe benefits to which the Executive is participating as of the date of termination for a period of 24 months in the case of Mr. Hall, 18 months for Messrs. Record and Maloney and 12 months in the case of Messrs. Shein, Lucas and Hunter from the date of termination, and (v) payment of outplacement services for a period of 12 months from the date of termination with payments not to exceed $15,000, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination.

If the Executive terminates his employment without Good Reason, the Executive will be entitled to receive any base salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights as of the date of termination.

Change in Control. If a Change in Control (as defined below) occurs, and during the period beginning 6 months before and ending 24 months after the Change in Control, we or our successor terminates the Employment Agreement without Good Cause or the Executive terminates his employment with us or our successor with Good Reason, the Executive will be entitled to receive any base salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of the Change in Control or termination, and the following:

(i) an amount equal to three times (two times in the case of Messrs. Shein, Lucas and Hunter) the aggregate of the base salary plus the Incentive Compensation at the Target Rate in effect as of the date of the Change in Control or termination;

(ii) the Incentive Compensation for the fiscal year in which the Change in Control or termination occurs pro-rated through the date of the Change in Control or termination;

(iii) continuation of certain fringe benefits to which the Executive is participating as of the date of Change in Control or termination for a period of 36 months (24 months in the case of Messrs. Shein, Lucas and Hunter) from the date of the Change in Control or termination;

(iv) payment of outplacement services for a period of 12 months from the date of the Change in Control or termination with payments not to exceed $15,000; and

(v) continuation of the financial planning allowance for a period of 36 months (24 months in the case of Messrs. Shein, Lucas and Hunter) from the date of the Change in Control or termination, with payments not to exceed $10,000 for any 12 month period in the case of Mr. Hall, $7,500 for any 12 month period in the case of Messrs. Record and Maloney, and $5,000 for any 12 month period in the case of Messrs. Shein, Lucas and Hunter.

In addition, all the Executive's stock options, warrants or similar rights will immediately become fully and completely vested and exercisable as of the date of the Change in Control or termination and we or our successor shall be obligated to compensate the Executive for any options or rights the Executive does not exercise within 60 days of the date of the Change in Control or termination at the price and in the manner described in the Employment Agreement.

No Gross-Up Payments. If any payment to the Executive due to a Change in Control subjects the Executive to any excise tax, we will not pay to the Executive a gross-up payment to compensate the Executive for the amount of the excise tax.

Defined Terms. Definitions for some of the terms used in this discussion in the order they are first used areas follows:

"Good Cause" means (i) the Executive's criminal conviction of a felony by a federal or state court of competent jurisdiction including any plea of guilty or no contest; (ii) a material and significant act of dishonesty by the Executive relating to the Company; (iii) a failure to comply with the Company's "Code of Ethics and Business Conduct" policy; or (iv) the Executive's failure to follow a direct, reasonable and lawful order from the Company's Board within the reasonable scope of his position, which failure, if remediable, is not remedied within thirty (30) days after written notice to the Executive.

"Good Reason" shall exist if, without the Executive's express written consent, the Company: (i) materially reduces or decreases the Executive's Base Salary or Incentive Compensation opportunity level from the level in effect on the Effective Date of the Employment Agreement (or some subsequent higher level put into effect by the Board subsequent to the Effective Date of the Employment Agreement), unless such reduction or decrease is in connection with an across-the-board reduction or decrease in the Base Salaries or Incentive Compensation opportunity levels of all the Company's other senior level executives, (ii) willfully fails to include the Executive in any incentive compensation plans, bonus plans, or other plans and benefits provided by the Company to other executive level executives, (iii) materially reduces, decreases or diminishes the nature, status or duties and responsibilities of the Executive's position from those in effect on the Effective Date of the Employment Agreement, and such reduction, decrease or diminution is not reasonably related to or the result of an adverse change in the Executive's performance of assigned duties and responsibilities, (iv) hires an executive senior to the Executive; or (v) requires the Executive to (A) regularly perform the duties and responsibilities of his position at, or (B) relocate the Executive's principal place of employment to, a location which is more than fifty (50) miles from the location of the Executive's principal place of employment as of the Effective Date of the Employment Agreement. Notwithstanding the above, Good Reason shall not include the death, disability or voluntary retirement of the Executive or any other voluntary action taken by or agreed to by the Executive related to his position or his employment with the Company or its Subsidiaries.

"Change in Control" shall be deemed to have occurred:

(a) on such date within the 12-month period following the date that any one person, or more than one person acting as a group (as defined in §1.409A 3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that represents twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities (the "Trigger Date"), that a majority of the individuals who, as of the Trigger Date, constitute the Board (the "Incumbent Board") are replaced by new members whose appointment or election is not endorsed by a majority of the members of the Incumbent Board before the date of such appointment or election;

(b) as of the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that, together with stock held by such person or group, constitutes more than 50% of either (1) the then outstanding shares of common stock of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, if any one person or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons shall not be considered to cause a Change in Control; or

(c) the date any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest. Provided further, a transfer of assets by the Company shall not be treated as a Change in Control if the assets are transferred to:

(i) A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock;

(ii) An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company;

(iii) A person, or more than one person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company; or

(iv) An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii) herein.

For purposes of subsection (c) and except as otherwise provided in paragraph (i), a person's status is determined immediately after the transfer of the assets.

"Incentive Compensation" means compensation based upon the Company's operating results for and the Executive's performance during such fiscal year and such other performance objectives, targets and criteria for the Executive that the Board may establish and adjust for that fiscal year.

"Target Rate" means the amount of Incentive Compensation calculated as a percentage of the Base Salary in effect during that fiscal year, which percentage shall be determined and may be adjusted by the Board based on the Company's operating results, the Executive's performance and other performance objectives.

2010 DIRECTOR COMPENSATION TABLE

The following table provides information concerning the compensation of all persons who served as our Independent Directors during any part of Fiscal 2010 for their service as Directors during Fiscal 2010.

Name		Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($)	Total ($)
Alan J. Barocas		63,000	102,563	-	-	-	-	165,563
Michael L. Glazer		69,000	102,563	-	-	-	-	171,563
Gabrielle E. Greene		23,833	51,279	-	-	-	-	75,112
Earl J. Hesterberg		31,333	51,287	-	-	-	-	82,620
John T. Mentzer	(5)	8,333	-	-	-	6,389	-	14,722
Sharon B. Mosse	(5)	27,667	-	-	-	(19,078)	-	8,589
William J. Montgoris		155,000	102,563	-	-	-	-	257,563
James R. Scarborough (5)	(6)	-	-	-	-	-	126,539	126,539
David Y. Schwartz		54,083	102,563	-	-	56,523	-	213,169
Cheryl Nido Turpin		53,167	153,842	-	-	-	-	207,009

(1) The amounts shown in this column reflect the amount of cash compensation earned for Fiscal 2010 for Board and committee service. Directors may elect to receive the Annual Retainer, the Chairman Retainer, the Committee Chairman Fee and such other compensation as the Board may deem appropriate, as the case may be, either (a) in restricted stock, deferred stock units ("DSU"), cash, or a combination of restricted stock, deferred stock units and cash at the time that such compensation is earned, or (b) in cash or restricted stock at a later date. Please see "Compensation of Directors" below.

(2) The amounts shown in this column reflect the dollar amounts of the aggregate grant date fair value of stock awards granted in 2010 for the named Directors in accordance with SEC rules.

(3) No stock options were awarded to Directors in 2010.

(4) The amounts shown reflect deferred compensation as well as the increase (decrease) in value related to the DSUs from dividends and changes in market price of our common stock.

(5) Mr. Mentzer passed away on February 26, 2010. Ms. Mosse and Mr. Scarborough retired from the Board after the 2010 Annual Meeting held on June 10, 2010.

(6) Reflects the amount of consulting fees we paid Mr. Scarborough for services rendered to us under the terms of his Consulting Agreement. While the Consulting Agreement was in effect, Mr. Scarborough was not entitled to receive any compensation he would otherwise receive or be entitled as a non-employee Director.

Compensation of Directors

The compensation of our Independent Directors is set by the Board at the recommendation of the Corporate Governance and Nominating Committee (the "CGNC"). In developing its recommendations, the CGNC is guided by the following objectives: compensation should fairly pay Independent Directors for work required in a company our size and compensation should align the Independent Directors' interests with the long-term interest of our shareholders. Hay Group prepares competitive compensation analyses regarding both the Peer Group and the broader market for similarly situated companies and advises the CGNC on the level and design of compensation programs for the Independent Directors. The Chairman of the CGNC works directly with Hay Group to determine the scope of the work needed to assist the CGNC in its decision making processes.

Directors who are our full-time employees receive no additional compensation for serving on the Board. Directors who are not our full-time employees receive the following compensation:

Annual Retainer. Directors receive a $40,000 Annual Retainer, which is earned and paid pro rata over their term at the beginning of each month. The Annual Retainer is intended to compensate the Director for attendance at regularly scheduled quarterly Board meetings, as well as consultation and participation in teleconference meetings held for periodic Board updates.

Chairman Retainer. In addition to the Annual Retainer, the Chairman of the Board receives a $100,000 retainer (the "Chairman Retainer"), which is earned and paid pro rata over his or her term at the beginning of each month. The Chairman Retainer is intended to compensate the Chairman for the additional duties set forth in the Governance Guidelines.

Special Board Meeting Fee. Directors receive a Special Board Meeting Fee of $1,500 per meeting for their preparation and attendance at special meetings of the Board (may be by teleconference) called for the purpose of specific actions by the Board (consents, resolutions, etc.) and held at times other than in conjunction with regular quarterly meetings of the Board. No additional meeting fee is to be paid for attendance at regular quarterly board meetings.

Committee Meeting Fees. Directors receive (i) a Regular Committee Meeting Fee of $1,000 per meeting for their preparation and attendance at regular quarterly meetings of the Committees on which they serve, and (ii) a Special Committee Meeting Fee of $1,000 per meeting for (a) their preparation and attendance at Committee meetings (may be by teleconference) called for the purpose of specific actions by their Committees (consents, resolutions, etc.) and held at times other than in conjunction with regular quarterly meetings of their Committees, and (b) their preparation and attendance at "ad hoc" Board Committee assignments held at times other than in conjunction with regular quarterly meetings of their Committees or the Board.

Committee Chairman Fees. The Chairman of the Audit Committee receives a Committee Chairman Fee of $15,000 per year and the Chairmen of the Compensation and Corporate Governance and Nominating Committees receive a Committee Chairman Fee of $10,000 per year. The Committee Chairman Fee is earned and paid pro rata over the Chairman's term at the beginning of each month.

Stock Options and Restricted Stock Grants.

- ***Initial Grant.*** Upon a Director's initial election to the Board, the Director will be granted, at the Director's election, either (i) stock options to purchase our common stock, or (ii) restricted shares of our common stock, in either case valued at $50,000 based on a Net Present Value (the "Initial Grant"). The exercise price and the share price used in granting stock options and the share price used in granting restricted shares shall be equal to the closing price of our common stock on the date the Director is elected to the Board. The Initial Grant will vest 25% per year over four years from the date of grant and if stock options are granted, they will expire if not exercised within seven years from the date of grant.
- ***Reelection Grant.*** Upon a Director's reelection to the Board, the Director will be granted restricted shares of our common stock valued at $100,000 based on a Net Present Value (the "Reelection Grant"). The share price used in granting the restricted shares shall be equal to the closing price of our common stock on the date the Director is reelected to the Board. The Reelection Grant will vest**,** on a cliff basis, one year from the date of grant.
- ***Forfeiture of Grants.*** A Director will forfeit any unvested Initial Grant and Reelection Grants if the Director ceases to be a Director at any time prior to their vesting date other than due to (i) the fact that the Director's age prohibits the Director from serving as a Director, (ii) death, or (iii) disability (as determined by the Board), at which time the unvested Initial Grant and Reelection Grants will fully vest.

Reimbursement of Expenses. Directors shall be reimbursed for actual expenses they incur while attending, or otherwise participating in, Board meetings, Board Committee meetings and "ad hoc" committee assignments.

Election Concerning Receipt of Certain Compensation. Under our Amended and Restated 2003 Non-Employee Director Equity Compensation Plan (the "Plan"), a Director may elect to receive the Annual Retainer, the Chairman Retainer, Special Board Meeting Fees, Committee Meeting Fees, Committee Chairman Fee and such other compensation as the Board may deem appropriate, as the case may be, either (i) in restricted stock, deferred stock units, cash, or a combination of restricted stock, deferred stock units and cash at the time that such compensation is earned, or (ii) in cash or restricted stock at a later date. Any issuance of restricted stock in lieu of cash will be made by us on such terms and conditions as the Board may establish. In any event, in order to receive restricted stock, a Director must, at a minimum, (i) notify us of his or her current election to receive restricted stock by executing an applicable Election Form, and (ii) execute a Shareholder Agreement by which the Director agrees not to sell any of the restricted stock until the Director leaves the Board.

Health Benefits. We have made arrangements with our medical provider to offer medical and dental coverage to the Directors and their eligible family members. The cost to the Directors will be the same premiums our active employees pay through their payroll deductions.

ITEM 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

In General

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we provide our shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. This vote is referred to by the SEC as a "say-on-pay" vote. Therefore, we are asking our shareholders to approve an advisory resolution on the Company's executive compensation as reported in this Proxy Statement.

As described above in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- to enable us to recruit, motivate and retain the executive talent required to successfully manage and grow our business and to achieve our short and long-term business objectives;
- to maximize the long-term commitment of our executive officers to our success by providing compensation elements that align their interests and our shareholders in that the compensation elements are directly related to our stock performance and other financial metrics that the Committee believes influence the creation of long-term shareholder value; and
- to reward our executive officers upon the achievement of short-term and long-term business objectives and enhanced shareholder value.

We urge our shareholders to read the "Compensation Discussion and Analysis" beginning on page 19 of this Proxy Statement, which describes in greater detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narratives, appearing on pages 41 through 58, which provide detailed information on the compensation of our Named Executive Officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our Named Executive Officers reported in this Proxy Statement has contributed to the Company's recent and long-term success.

Fiscal 2010 Overview

The Company's strategy for 2010 was to build on its 2009 achievements and to pursue sales and earnings growth as the economy stabilized. Reflecting the successful implementation of its business strategies, total sales for the year increased 2.7% and comparable store sales increased slightly. The gross profit rate for the year grew by 90 basis points and the operating margin rate improved by 80 basis points. Diluted earnings per share increased 32.0%. The Company operated throughout the year as a financially sound company. As of year end, the Company had no borrowings on its $250.0 million senior secured revolving credit facility and had cash, net of debt, of approximately

$51.0 million. Its strong balance sheet and cash flow allowed the Company to increase its quarterly dividend rate by 50%, and to undertake and complete a $25.0 million stock repurchase program.

Operationally during the year, the Company opened 33 new stores. It continues to find that there is tremendous brand equity in the Goody's name in markets and regions of the country in which they operated prior to the Company's acquisition of the name. As such, 30 of the 33 new stores were opened under the Goody's name. 26 non-Goody's stores were also rebranded with the Goody's name. In total, the Company ended the year with 71 Goody's stores. The Company added eight Estee Lauder and 17 Clinique counters during the year, ending with 176 and 169 counters, respectively. It remained on track for a spring 2011 roll out of its markdown optimization tool and had a successful pre-holiday period launch of its eCommerce platform. Also in 2010, the Company completed several enhancements to its POS platform, which included coupon management and deal-based pricing. Lastly, it took an important step to strengthen its executive team by naming Oded Shein as Chief Financial Officer.

Non-Binding Nature of Vote

This shareholder vote on executive compensation is advisory and non-binding on the Board or the Company in any way. Although non-binding, the Compensation Committee and the Board will consider the results of the most recent shareholder advisory vote on executive compensation, referred to by the SEC as the "say-on-pay" vote, in determining compensation policies and decisions concerning Named Executive Officers.

Required Vote; Broker Discretionary Voting Not Permitted

The affirmative vote of a majority of the shares presented or represented and entitled to vote either in person or by proxy is required to approve this non-binding proposal. Broker discretionary voting of uninstructed shares is not permitted for a shareholder vote on executive compensation.

Approval of Compensation Paid to the Company's Named Executive Officers

As required by Section 14A of the Exchange Act, we are asking shareholders to vote on the following non-binding, proposal at the Annual Meeting:

RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.

Recommendation of the Board

Your Board of Directors recommends a vote "FOR" the proposal.

ITEM 3 – ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In General

The Dodd-Frank Wall Street Reform and Consumer Protection Act also provides that our shareholders must be given the opportunity to vote, on a nonbinding, advisory basis, for their preference as to how frequently we should seek future advisory votes on the compensation of our Named Executive Officers as disclosed in accordance with the compensation disclosure rules of the SEC, which the SEC refers to as a say-on-pay vote as described in Item 2 above. By voting with respect to this proposal, shareholders may indicate whether they would prefer that we conduct future say-on-pay votes once every one, two, or three years.

After careful consideration, the Board recommends that future advisory votes on executive compensation occur every three years (triennially). We believe that a triennial advisory vote on executive compensation reflects the appropriate time frame to enable the Compensation Committee and the Board to evaluate the results of the most recent advisory vote on executive compensation, to discuss the implications of that vote with shareholders to the extent needed, to develop and implement any adjustments to our executive compensation programs that may be appropriate in light of a past advisory vote on executive compensation, and for shareholders to see and evaluate any such adjustments to our executive compensation programs. In this regard, because the advisory vote on executive compensation occurs after we already have implemented our executive compensation programs for the current year, and because the different elements of compensation are designed to operate in an integrated manner and to complement one another, we expect that in many cases it may not be appropriate or feasible to fully address and respond to any one year's advisory vote on executive compensation by the time of the following year's annual meeting of shareholders. In addition, a triennial vote is consistent with the long-term performance focus of our executive compensation programs as it allows shareholders to evaluate our executive compensation programs over a multi-year period.

The Board is aware of and took into account views that some have expressed in support of conducting an annual advisory vote on executive compensation. We are aware that some shareholders of public companies believe that annual advisory votes will enhance or reinforce accountability. In our view, the fact that all our Directors stand for election annually provides appropriate assurances of Board accountability. Also, because our executive compensation programs have typically not changed materially from year-to-year and are designed to operate over the long-term and to enhance long-term performance, we are concerned that an annual advisory vote on executive compensation could lead to a short-term perspective inappropriately bearing on our executive compensation programs. Finally, although we currently believe that holding an advisory vote on executive compensation every three years will reflect the right balance of considerations in the normal course, we will periodically reassess that view and can provide for an advisory vote on executive compensation on a more frequent basis if changes in our compensation programs or other circumstances suggest that such a vote would be appropriate.

We understand that our shareholders may have different views as to what is an appropriate frequency for advisory votes on executive compensation, and we will carefully review the voting results on this proposal. Shareholders will be able to specify one of four choices for this proposal on the Proxy Card: one year, two years, three years, or abstain. Shareholders are not voting to approve or disapprove the Board's recommendation.

Non-Binding Nature of Vote

This shareholder vote on the frequency of future advisory votes on executive compensation is advisory and not binding on the Board or the Company in any way. Notwithstanding the Board's recommendation and the outcome of the shareholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as the adoption of material changes to our executive compensation programs.

Required Vote; Broker Discretionary Voting Not Permitted

By voting with respect to this proposal, shareholders may indicate whether they would prefer that we conduct future say-on-pay votes once every one, two, or three years. A plurality of the shares presented or represented and entitled to vote either in person or by proxy is required to determine the outcome of this non-binding proposal. Broker discretionary voting of uninstructed shares is not permitted for a shareholder vote on the frequency of future advisory votes on executive compensation.

Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

As required by Section 14A of the Exchange Act, we are asking shareholders to vote on the preferred frequency of future advisory votes on executive compensation by selecting the option of one year, two years, or three years (or abstain) in response to the following proposal at the Annual Meeting:

RESOLVED, that the shareholders determine, on an advisory basis, whether the preferred frequency of an advisory vote on executive compensation of the Company's Named Executive Officers as set forth in the Company's proxy statement should be every year, every two years or every three years.

Recommendation of the Board

Your Board of Directors recommends that you vote for the option of once every THREE years as the preferred frequency for future advisory votes on executive compensation.

ITEM 4 – RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2011

In General

The Board has approved the Audit Committee's selection of Deloitte & Touche LLP as our independent registered public accounting firm for our 2011 Fiscal Year ("Fiscal 2011"). This selection is being presented to the shareholders for their ratification. Proxies solicited by the Board will, unless otherwise directed, be voted to ratify the selection by the Board of Deloitte & Touche LLP as our independent registered public accounting firm for Fiscal 2011. Deloitte & Touche LLP has been our independent auditor since our 2000 Fiscal Year. The Board has been advised by Deloitte & Touche LLP that it is an independent registered public accounting firm with respect to the Company within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting. He or she will have the opportunity to make a statement, if he or she so desires, and will be available to respond to appropriate questions during the meeting. For additional information regarding our relationship with Deloitte & Touche LLP, please refer to the Audit Committee Report below.

Principal Accountant Fees and Services

The Audit Committee selected, and we retained, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities"), as our independent registered public accounting firm to audit our consolidated financial statements for Fiscal 2010 and Fiscal 2009 and to provide various advisory, auditing and consulting services in 2010 and 2009. We understand the need for the Deloitte Entities to maintain objectivity and independence in their audit of our financial statements and internal controls. We do not use the Deloitte Entities for internal audit work and will only use the Deloitte Entities for non-audit work when the Audit Committee concludes that the Deloitte Entities are the most appropriate provider of that service. The Audit Committee annually evaluates whether our use of the Deloitte Entities for non-audit services is compatible with the Deloitte Entities' independence. The aggregate fees billed by the Deloitte Entities in 2010 and 2009 for these various services were as follows:

Description of Professional Service	Amount Billed	
	2010	2009
Audit Fees are fees for (i) the audit of our annual financial statements, (ii) review of financial statements in our quarterly reports on Form 10-Qs, (iii) the audit of the effectiveness of our internal control over financial reporting, and (iv) for services that are provided by the independent registered public accounting firm in connection with statutory and regulatory filings.	$901,725	$898,380
Audit-Related Fees are for professional services rendered in connection with the application of financial accounting and reporting standards, as well as acquisition related matters.	-	-
Tax Fees are fees for compliance, tax advice, and tax planning.	-	-
All Other Fees are fees for any service not included in the first three categories. Indicates fees for services related to the audit of the financial statements of our Nonqualified Deferred Compensation Plan (Senior Executives) (the "Plan"), which are included in the Plan's Annual Report on Form 11-K. All services were approved by the Audit Committee.	$16,500	$16,450

Pre-Approval Policies

The Audit Committee has the direct responsibility to select, retain, terminate, determine compensation and oversee the work of our independent registered public accounting firm. Pre-approval by the Audit Committee is required for any engagement of our independent registered public accounting firm and the Audit Committee has established the following pre-approval policies and procedures. Annually, the Audit Committee pre-approves services to be provided by our independent registered public accounting firm. The Audit Committee also considers the engagement of our independent registered public accounting firm to provide other services during the year. Requests for approval are submitted to the Audit Committee by our management. Requests are required to include an adequate explanation of the services in sufficient detail for the Audit Committee to determine whether the request is consistent with the SEC's rules on auditor independence. In determining whether to approve the engagement of our independent registered public accounting firm, the Audit Committee considers whether such service is consistent with the independence of the registered public accounting firm. The Audit Committee also considers the amount of audit related fees in comparison to all other fees paid to the registered public accounting firm and reviews such comparison each year.

Audit Committee Report

The Audit Committee reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements, and with the Company's independent registered public accounting firm, Deloitte & Touche LLP, which is responsible for expressing an opinion on whether the consolidated financial statements present fairly, in all material respects, the Company's financial position, results of operations and the related cash flows in conformity with accounting principles generally accepted in the United States of America and whether the Company maintained, in all material respects, effective internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee met regularly with Deloitte & Touche LLP and the Company's internal audit staff, with and without management present, to discuss the results of their audits, management's assessment of the Company's internal control over financial reporting, Deloitte & Touche LLP's opinions regarding the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee also reviewed Management's Report on Internal Control Over Financial Reporting contained in the Company's Annual Report on Form 10-K for the year ended January 29, 2011 as filed with the SEC, as well as Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the same Annual Report on Form 10-K related to its audits of (i) the Company's consolidated financial statements, and (ii) the effectiveness of internal control over financial reporting.

The Audit Committee discussed with Deloitte & Touche LLP the matters that are required to be discussed under AU Section 380, "Communication with Audit Committees" as adopted by the Public Company Accounting Oversight Board. The Audit Committee also discussed with internal audit and management any significant matters as a result of the internal audit work.

The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence. The Audit Committee has concluded that Deloitte & Touche LLP did not provide any prohibited non-audit services to the Company and its affiliates.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2010 for filing with the SEC. The Audit Committee also selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for Fiscal 2011.

This Audit Committee Report is provided by the following Independent Directors, who constitute all of the members of the Audit Committee:

David Y. Schwartz (Chairman)
Alan J. Barocas
Gabrielle E. Greene
William J. Montgoris

Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm For Fiscal 2011

Deloitte & Touche LLP has been selected by the Audit Committee as the independent registered public accounting firm for the Company and its subsidiary for Fiscal 2011. Consequently, the Board has approved the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for Fiscal 2011.

Your Board of Directors recommends a vote FOR the following proposal:

RESOLVED that the selection by the Audit Committee of the firm of Deloitte & Touche LLP, as independent registered public accounting firm for the Company for Fiscal 2011, is hereby ratified.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following tables provide information as of January 29, 2011 concerning (i) our Amended and Restated 2001 Equity Incentive Plan (the "2001 Plan") and our Amended and Restated 2008 Equity Incentive Plan (the "2008 Plan"), under both of which our common stock is authorized for issuance to officers, Directors and other key employees in the form of Restricted Stock, upon the exercise of Stock Options and Stock Appreciation Rights (SARs) granted to them, and as the result of performance shares granted to them, and (ii) our Amended and Restated 2003 Non-Employee Director Compensation Plan (the "2003 Director Plan"), under which our common stock is authorized for issuance to non-employee Directors in lieu of all or a portion of their cash compensation if they so elect.

AS OF JANUARY 29, 2011

Plan category	Number of securities to be issued upon exercises of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)	
Equity compensation plans approved by security holders:					
2001 Plan (1)	2,395,898	(2)	$17.12	916,915	
2008 Plan	1,899,250	(2)	$12.30	807,000	
2003 Director Plan	10,710	(3)	(4)	204,748	(5)
Equity compensation plans not approved by security holders	None		None	None	
Total	4,305,858		$14.99	1,928,663	

---

(1) The number of securities remaining available for future issuance under the 2001 Plan has been reduced to reflect an aggregate of 335,500 shares at the Target Number that may be issued as a result of the grant of Performance Shares and 283,123 shares of Restricted Stock issued under the 2001 Plan.

(2) The weighted average remaining contractual life of these outstanding options and SARs is 2.84 years for the 2001 Plan and 5.64 years for the 2008 Plan. The weighted average remaining contractual life for the 2001 Plan and the 2008 Plan together is 4.08 years.

(3) Reflects Deferred Stock Units ("DSUs") issued under the 2003 Director Plan. The number of DSUs credited to a Director's account is computed by dividing (i) the amount of compensation the Director has elected to defer by (ii) the average of the high and low prices of the Company's stock for the five trading days prior to the first day of the term of the Director during which the election has been made. An election, once made, is irrevocable for the applicable period to which it relates. The number of shares of common stock to be distributed to a Director will be equal to the number of DSUs credited to a Director's account.

(4) Not applicable.

(5) Shares granted under the 2003 Director Plan are solely for non-employee Directors that elect to receive their fees or retainers in DSUs in lieu of cash. There is no Company match or premium applied to compensation received in the form of equity.

ITEM 5 - APPROVAL OF SECOND AMENDED AND RESTATED 2008 EQUITY INCENTIVE PLAN

In General

On June 5, 2008, our shareholders approved our 2008 Equity Incentive Plan (the "2008 Plan"). On June 4, 2009, our shareholders approved our Amended and Restated 2008 Equity Incentive Plan (the "Amended 2008 Plan"). The only difference between the Amended 2008 Plan and the 2008 Plan is that Section 4(b) of the 2008 Plan was amended by the Amended 2008 Plan to:

- increase the aggregate number of shares that can be issued pursuant to the awards from an aggregate of not more than 1,000,000 shares to an aggregate of not more than 2,750,000 shares; and
- provide that common shares granted as awards in any form other than stock options or SARs shall be counted against the maximum number of common shares authorized for issuance under the Amended 2008 Plan as 1.53 common shares for each common share granted instead of 1.8 common shares for each common share granted under the 2008 Plan.

On March 29, 2011, the Compensation Committee recommended, and the Board approved, a Second Amended and Restated 2008 Equity Incentive Plan (the "Second Amended 2008 Plan"), a copy of which is attached to this Proxy Statement as Appendix A, subject to shareholder approval at the Annual Meeting. If approved by our shareholders, the Second Amended Plan will allow us to continue to provide stock-based compensation to our employees and non-employee Directors.

A summary of the principal features of the Amended 2008 Plan is provided below, but is qualified in its entirety by reference to the full text of the Amended 2008 Plan, which is included as Appendix A to our 2009 Proxy Statement as filed with the SEC.

Summary Description of the Amended 2008 Plan (As amended on June 4, 2009)

Administration. The Amended 2008 Plan is administered by the Compensation Committee (the "Committee"). The Committee has all the powers vested in it by the terms of the Amended 2008 Plan including the exclusive authority (except as may be delegated as permitted in the Amended 2008 Plan) to select the key employees and non-employee Directors to be granted awards under the Amended 2008 Plan, to determine the type, size and terms of the award to be made to each individual selected, to modify the terms of any award that has been granted, to determine the time when awards will be granted, to establish performance objectives and performance measures under which awards may be granted, to make any adjustments necessary or desirable as a result of the granting of awards to eligible individuals located outside the United States and to prescribe the form of the instruments embodying awards made under the Amended 2008 Plan. The Committee is authorized to interpret the Amended 2008 Plan and the awards granted under the Amended 2008 Plan, to establish, amend and rescind any rules and regulations relating to the Amended 2008 Plan, and to make any other determinations which it deems necessary or desirable for the administration of the Amended 2008 Plan.

Eligible Participants. As of April 12, 2011, the Company had 13,898 employees. Of those employees, approximately 250 (8 of whom are executive officers) and seven non-employee Directors were eligible to participate in the Amended 2008 Plan. Consistent with the purposes of the Amended 2008 Plan, the Committee has exclusive power (except as may be delegated as permitted in the Amended 2008 Plan) to select the key employees and non-employee Directors of the Company, its subsidiaries and its affiliates who may participate in the Amended 2008 Plan and be granted awards under the 2008 Amended Plan. Eligible individuals may be selected individually or by groups or categories, as determined by the Committee in its discretion.

Maximum Number of Shares that May be Issued. There may be issued under the Amended 2008 Plan (as Restricted Stock, pursuant to the exercise of Stock Options or Stock Appreciation Rights, or in payment of or pursuant to the exercise of such other awards as the Committee, in its discretion, may determine) an aggregate of not more than 2,750,000 shares of common stock ("Common Shares"), subject to adjustment in the event of any stock split, stock dividend or other event as described in Section 15 of the Amended 2008 Plan. The Amended 2008 Plan is not an "evergreen" plan whereby additional Common Shares will be added to the Amended 2008 Plan on an annual basis without shareholder approval. Of the 2,750,000 shares currently authorized, approximately 224,600 shares will remain available for issuance under the Amended 2008 Plan after the 2011 Annual Meeting if the Second Amended 2008 Plan is not approved by the shareholders. Please see "Securities Authorized for Issuance Under Equity Compensation Plans" beginning on page 66 of this Proxy Statement.

Common Shares granted as Stock Options or Stock Appreciation Rights under the Amended 2008 Plan are currently counted against the maximum number of Common Shares authorized for issuance under the Amended 2008 Plan as one Common Share for each Common Share granted. Common Shares granted as awards in any form other than Stock Options or Stock Appreciation Rights are currently counted against the maximum number of Common Shares authorized for issuance under the Amended 2008 Plan as 1.53 Common Shares for each Common Share granted. Irrespective of the aggregate number of Common Shares authorized in the Amended 2008 Plan, each participant in the Amended 2008 Plan will be entitled to receive grants of awards with respect to no more than 500,000 Common Shares, Restricted Stock Units and Performance Units in any calendar year. Common Shares issued pursuant to the Amended 2008 Plan may be either authorized but unissued shares, treasury shares, reacquired shares, or any combination thereof. If any Common Shares issued as Restricted Stock or otherwise subject to forfeiture are reacquired by the Company pursuant to such rights, or if any award is cancelled, terminates, lapses or expires unexercised, any Common Shares that would otherwise have been issuable pursuant thereto will again become available for issuance under new awards.

Types of Awards. Awards under the Amended 2008 Plan may include, but need not be limited to, one or more of the following types, either alone or in any combination thereof: (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Restricted Stock, (iv) Restricted Stock Units, (v) Performance Shares or Units, or (vi) other stock-based awards, all which are rights to acquire common shares of the Company having a par value of $.01 per share and stock of any other class into which those shares may thereafter be changed.

Amendment of Awards. The terms of any outstanding award under the Amended 2008 Plan may be amended from time to time by the Committee in its discretion in any manner that it deems appropriate (including, but not limited to, acceleration of the date of exercise of any award and/or payments thereunder); provided that no such amendment shall adversely affect in a material manner any right of a participant under the award without the participant's written consent, unless the Committee determines in its discretion that there have occurred or are about to occur significant changes in the participant's position, duties, or responsibilities, or significant changes in economic, legislative, regulatory, tax, accounting or cost/benefit conditions which are determined by the Committee in its discretion to have or to be expected to have a substantial effect on the performance of the Company, or any subsidiary, affiliate, division or department thereof, on the Amended 2008 Plan or on any award under the Amended 2008 Plan. Provided, further, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or cancel outstanding Stock Options or Stock Appreciation Rights in exchange for cash, other awards or Stock Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Stock Options or Stock Appreciation Rights without shareholder approval.

Amendment or Suspension of Amended 2008 Plan. The Amended 2008 Plan may be amended or suspended in whole or in part at any time from time to time by the Board, but no amendment will be effective unless and until the same is approved by shareholders of the Company where the failure to obtain such approval would adversely affect the compliance of the Amended 2008 Plan with Rule 16b-3 under the Exchange Act and with other applicable law.

The Proposed Second Amended and Restated 2008 Equity Incentive Plan

The Board proposes that the Amended 2008 Plan be amended and that a Second Amended and Restated 2008 Equity Incentive Plan (the "Second Amended 2008 Plan") be adopted. A copy of the proposed Second Amended 2008 Plan is attached to this Proxy Statement as Appendix A and is incorporated herein by reference. As revision marked and shaded for ease of reference, the only material differences between the Second Amended 2008 Plan and the Amended 2008 Plan is that Section 4(b) of the Amended 2008 Plan has been amended by the Second Amended 2008 Plan to:

- increase by 1,800,000 shares the aggregate number of shares that can be issued pursuant to the awards from the current aggregate of not more than 2,750,000 shares to a new aggregate of not more than 4,550,000 shares; and
- delete the requirement that common shares granted as awards in any form other than stock options or SARs must be counted against the maximum number of common shares authorized for issuance under the Plan as 1.53 common shares for each common share granted.

Reasons for Approving the Second Amended 2008 Plan

The Board believes that stock-based compensation is an essential component of our compensation system. Consistent with our compensation philosophy, we believe stock-based compensation fosters and promotes the sustained progress, growth and profitability of the Company by:

- enabling us to recruit, motivate and retain the executive talent required to successfully manage and grow our business and to achieve our short and long-term business objectives;
- maximizing the long-term commitment of our executive officers to our success by providing compensation elements that align their interests and our shareholders in that the compensation elements are directly related to our stock performance and other financial metrics that the Compensation Committee believes influence the creation of long-term shareholder value; and
- rewarding our executive officers upon the achievement of short-term and long-term business objectives and enhanced shareholder value.

The Board believes that the approval of the Second Amended 2008 Plan by our shareholders will allow the Company to achieve these objectives.

Assuming that the Second Amended 2008 Plan is approved by our shareholders and thereby an additional 1,800,000 shares are added to the Amended 2008 Plan, an aggregate of approximately 2,024,600 shares of common stock will be available for issuance under the Second Amended 2008 Plan after the Annual Meeting, which represents approximately 5.6% of our fully diluted common shares as of April 12, 2011 (which assumes the issuance of all shares pursuant to outstanding awards under our Amended and Restated 2001 Equity Incentive Plan (the "2001 Plan") and the Amended 2008 Plan). In addition, 665,386 shares remained available for issuance under the 2001 Plan as of April 12, 2011.

New Plan Benefits

No awards have been granted under the Second Amended 2008 Plan and none will be granted unless and until the Second Amended 2008 Plan is approved by our shareholders. The awards that may be granted under the Second Amended 2008 Plan, if approved by the shareholders, following the 2011 Annual Meeting are not determinable.

Effective Date of Second Amended 2008 Plan

If the shareholders approve this proposal, the Second Amended 2008 Plan will become effective as of June 9, 2011.

Registration of Second Amended 2008 Plan Shares

If the Second Amended 2008 Plan is approved by the shareholders, we anticipate that the additional 1,800,000 shares that may be awarded under the Second Amended 2008 Plan will be registered with the SEC as soon as practical following the Annual Meeting.

Your Board of Directors recommends a vote FOR the following proposal:

RESOLVED, that the Second Amended and Restated 2008 Equity Incentive Plan is hereby approved.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Directors and executive officers ("reporting persons") to file reports with the SEC disclosing their ownership and changes in their ownership of our common stock. Copies of these reports must also be furnished to us.

Based solely upon our review of the copies of reports furnished to us and written representations that no other reports are required, during 2011, we believe that all of our Directors and executive officers made all required filings on a timely basis except for the following:

- On March 12, 2010, then Director James Scarborough filed a Form 4 with the SEC on a timely basis reporting the exercise of stock options by him. Due to a miscommunication, the amount of stock options exercised was transposed and reported on the Form 4 as 29,290, instead of the correct amount of 29,920. On being informed of the error on March 30, 2010, Mr. Scarborough filed an amendment to the Form 4 on March 31, 2010, reporting the correct number of stock options exercised (29,920).
- On March 26, 2010, Director William Montgoris filed a Form 4 with the SEC reporting the purchase of 3,300 shares of our common stock. As the date of the transaction was March 17, 2010, the Form 4 was not filed on a timely basis.

ADDITIONAL INFORMATION

Voting Securities

Shareholders of record at the close of business on April 12, 2011, will be eligible to vote at the Annual Meeting. The voting securities of the Company consist of its $0.01 par value common stock, of which 36,114,999 shares were outstanding on April 12, 2011. Each share outstanding on that date will be entitled to one vote. Treasury shares are not voted. Individual votes of shareholders are kept private, except as appropriate to meet legal requirements. Access to proxies and other individual shareholder voting records is limited to the Independent Inspector of Election and certain employees of the Company and its agents who must acknowledge in writing their responsibility to comply with this policy of confidentiality.

Vote Required for Approval

Item 1 – Election of Directors. Pursuant to our Amended and Restated ByLaws and Section 78.330 of the Nevada Revised Statutes, the nominees receiving the seven highest vote totals (a plurality) of the votes cast at the Annual Meeting in person or by proxy will be elected as Directors.

Item 2 – Advisory Vote on Executive Compensation. This shareholder vote on executive compensation is advisory and non-binding on the Board or the Company in any way. The affirmative vote of a majority of the shares presented or represented and entitled to vote either in person or by proxy is required to approve this non-binding proposal.

Item 3 – Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation. This shareholder vote on the frequency of future advisory votes on executive compensation is advisory and not binding on the Board or the Company in any way. Notwithstanding the Board's recommendation and the outcome of the shareholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as the adoption of material changes to our executive compensation programs. By voting with respect to this proposal, shareholders may indicate whether they would prefer that we conduct future say-on-pay votes once every one, two, or three years. A plurality of the shares presented or represented and entitled to vote either in person or by proxy is required to determine the outcome of this non-binding proposal.

Item 4 – Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2011. The affirmative vote of a majority of the shares presented or represented and entitled to vote either in person or by proxy is required to approve this proposal.

Item 5 – Approval of Second Amended and Restated 2008 Equity Incentive Plan. The affirmative vote of a majority of the shares presented or represented and entitled to vote either in person or by proxy is required to approve this proposal.

Other Matters. All other matters require for approval the favorable vote of a majority of shares voted at the Annual Meeting in person or by proxy.

Abstentions. Abstentions, if any, will not be counted as votes cast. Therefore, they will have no effect on the outcome of the other matters to be voted on at the Annual Meeting.

Broker Discretionary Voting Not Permitted

Broker discretionary voting of uninstructed shares is not permitted for a shareholder vote on any matter other than Item 4 – Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2011.

Broker Non-Vote

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required under the rules of the New York Stock Exchange ("NYSE").

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of Deloitte & Touche LLP, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on Items 1 (Election of Directors), 2 (Advisory Vote on Executive Compensation), 3 (Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation) and 5 (Approval of the Second Amended and Restated 2008 Equity Incentive Plan) without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on those matters. ***Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.***

Manner for Voting Proxies

The shares represented by all valid proxies received by mail, or submitted by telephone or the Internet will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted: FOR Items 1 (Election of Directors), 2 (Advisory Vote on Executive Compensation), 4 (Ratification of the Selection of Deloitte & Touche LLP) and 5 (Approval of Second Amended and Restated 2008 Equity Incentive Plan), and for once every THREE years with respect to Item 3 (Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation). Should any matter not described above be properly presented at the Annual Meeting, the persons named in the Proxy Card will vote in accordance with their judgment.

Voting in Person at the Annual Meeting

We encourage shareholders to submit proxies in advance by telephone, by the Internet, or by mail. Shareholders may also vote in person at the annual meeting, or may execute a proxy designating a representative to vote for them at the meeting. If your shares are held in street name and you wish to have your shares voted for Item

1 (Election of Directors), Item 2 (Advisory Vote on Executive Compensation), Item 3 (Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation), and Item 5 (Approval of Second Amended and Restated 2008 Equity Incentive Plan) you must either (i) instruct your broker how to vote your shares, (ii) vote your shares by phone or the Internet, or (iii) bring a brokerage statement, written proxy from your broker, or other proof of ownership of the Company's common stock as of the Record Date with you to the Annual Meeting.

Other Matters to be Presented

The Board knows of no other matters which may be presented at the Annual Meeting. If any other matters properly come before the Annual Meeting, including any adjournment or adjournments thereof, proxies received in response to this solicitation will be voted upon such matters in the discretion of the person or persons named in the Proxy Card.

Solicitation of Proxies

Proxies will be solicited on behalf of the Board by mail or in person, and all solicitation costs will be paid by the Company. Upon written request, copies of this Proxy Statement, the Proxy Card and our Annual Report for Fiscal 2010 will be furnished to holders of record, as well as to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners, and we will reimburse such holders for their reasonable expenses. BNY Mellon Shareowner Services has been retained to assist in soliciting proxies at a fee of $8,000 plus reasonable out-of-pocket costs.

Shareholders of Record Requesting Copies of the Company's 2010 Annual Report on Form 10-K

A copy of our 2010 Annual Report on Form 10-K will be furnished without charge to shareholders beneficially or of record at the close of business on April 12, 2011, on written request to Bob Aronson, Vice President, Investor Relations, at 10201 Main Street, Houston, TX 77025.

Electronic Access to Proxy Statement and Annual Report

This Proxy Statement, our Annual Report to Shareholders for Fiscal 2010 and our Annual Report on Form 10-K for Fiscal 2010 are available at http://bnymellon.mobular.net/bnymellon/ssi. This Proxy Statement (DEF 14A) and our Annual Report on Form 10-K for Fiscal 2010 are also available on the SEC's EDGAR database at www.sec.gov.

Documents Available in Print

In addition to being posted with printer friendly versions on the Investor Relations/Corporate Governance site on our website (www.stagestoresinc.com), our Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee Charters, our Corporate Governance Guidelines, our Code of Ethics for Senior Officers, and our Code of Ethics and Business Conduct are available in print to any shareholder who requests them. Written requests should be made to Bob Aronson, Vice President, Investor Relations, at 10201 Main Street, Houston, TX 77025.

APPENDIX A

STAGE STORES, INC.
SECOND AMENDED AND RESTATED 2008 EQUITY INCENTIVE PLAN



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STAGE STORES, INC.
SECOND AMENDED AND RESTATED 2008 EQUITY INCENTIVE PLAN

1. Purpose. The purpose of the Stage Stores, Inc. Second Amended and Restated 2008 Equity Incentive Plan (the "Plan") is to advance the interests of Stage Stores, Inc., a Nevada corporation (the "Company"), and its stockholders by providing incentives to certain key employees and non-employee directors of the Company, its subsidiaries and its affiliates (which shall include any other entity designated by the Committee in which the Company directly or indirectly owns at least a 50% interest) who contribute significantly to the strategic and long-term performance objectives and growth of the Company.

2. Administration. The Plan shall be administered solely by the Board of Directors (the "Board") or the Compensation Committee (the "Committee") of the Board, which Committee shall be comprised solely of two or more Outside Directors who shall administer the Plan. The term "Outside Director" shall mean a director who, within the meaning of Treasury Department regulation § 1.162-27(e)(3), (1) is not a current employee of the Company, (2) is not a former employee of the Company who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year with respect to which the director's status is being determined, (3) has not been an officer of the Company, or (4) does not receive remuneration from the Company, either directly or indirectly, in any capacity other than as a director. References to the Committee hereunder shall include the Board where appropriate. The membership of the Committee or such successor committee shall be constituted so as to comply at all times with the applicable requirements of Rule 16b-3 as promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). No member of the Committee shall have within one year prior to his appointment received awards under the Plan ("Awards") or under any other plan, program or arrangement of the Company or any of its affiliates if such receipt would cause such member to be an "interested person" under Rule 16b-3; provided that if at any time (i) Rule 16b-3 so permits without adversely affecting the ability of the Plan to comply with the conditions for exemption from Section 16 of the Exchange Act (or any successor provision) provided by Rule 16b-3, and (ii) Treasury Department regulation § 1.162-27 so permits without adversely affecting the ability of Awards under the Plan to qualify as "performance-based" within the meaning of such regulation, one or more members of the Committee may be an "interested person." For purposes of the remainder of the Plan, reference to the "Committee" shall include the Board to the extent that the Board has not designated a committee to administer the Plan.

The Committee has all the powers vested in it by the terms of the Plan set forth herein, such powers to include exclusive authority (except as may be delegated as permitted herein) to select the key employees and non-employee directors to be granted Awards under the Plan, to determine the type, size and terms of the Award to be made to each individual selected, to modify the terms of any Award that has been granted, to determine the time when Awards will be granted, to establish performance objectives and performance measures under which Awards may be granted, to make any adjustments necessary or desirable as a result of the granting of Awards to eligible individuals located outside the United States and to prescribe the form of the instruments embodying Awards made under the Plan. The Committee is authorized to interpret the Plan and the Awards granted under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations which it deems necessary or desirable for the administration of the Plan. The Committee (or its delegate as permitted herein) may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee (or its delegate as permitted herein) in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. The Committee may act only by a majority of its members in office, except that the members thereof may authorize any one or more of their members or any officer of the Company to execute and deliver documents or to take any other ministerial action on behalf of the Committee with respect to Awards made or to be made to Plan participants. No member of the Committee and no officer of the Company shall be liable for anything done or omitted to be done by him, by any other member of the Committee, or by any officer of the Company in connection with the performance of duties under the Plan, except for his own willful misconduct or as expressly provided by statute. Determinations to be made by the Committee under the Plan may be made by its delegates. The Committee may delegate to one or more of its members or to one or more agents or advisors such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

3. Participation. Consistent with the purposes of the Plan, the Committee shall have exclusive power (except as may be delegated as permitted herein) to select the key employees and non-employee directors of the Company, its subsidiaries and its affiliates who may participate in the Plan and be granted Awards under the Plan. Eligible individuals may be selected individually or by groups or categories, as determined by the Committee in its discretion.

4. Awards under the Plan.

(a) ***Types of Awards***. Awards under the Plan may include, but need not be limited to, one or more of the following types, either alone or in any combination thereof: (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Restricted Stock, (iv) Restricted Stock Units, (v) Performance Shares or Units, or (vi) Other Stock-Based Awards (including, but not limited to, Awards of, or options or similar rights granted with respect to, unbundled stock units or components thereof, and Awards made to participants who are foreign nationals or are employed or performing services outside the United States). Stock Options, which include "Nonqualified Stock Options" and "Incentive Stock Options" or combinations thereof, are rights to purchase common shares of the Company having a par value of $.01 per share and stock of any other class into which such shares may thereafter be changed (the "Common Shares"). Nonqualified Stock Options and Incentive Stock Options are subject to the terms, conditions and restrictions specified in Section 5. Stock Appreciation Rights are rights to receive (without payment to the Company) cash, Common Shares, other Company securities (which may include, but need not be limited to, unbundled stock units or components thereof, debentures, preferred stock, warrants, securities convertible into Common Shares or other property ("Other Company Securities")) or property, or other forms of payment, or any combination thereof, as determined by the Committee, based on the increase in the value of the number of Common Shares specified in the Stock Appreciation Right. Stock Appreciation Rights are subject to the terms, conditions and restrictions specified in Section 6. Shares of Restricted Stock are Common Shares which are issued subject to certain restrictions pursuant to Section 7. Restricted Stock Units are subject to the terms, conditions and restrictions specified in Section 8. Performance Shares or Units are subject to the terms, conditions and restrictions specified in Section 9. Other Stock-Based Awards are subject to the terms, conditions and restrictions specified in Section 10.

(b) ***Maximum Number of Shares that May be Issued***. There may be issued under the Plan (as Restricted Stock, pursuant to the exercise of Stock Options or Stock Appreciation Rights, or in payment of or pursuant to the exercise of such other Awards as the Committee, in its discretion, may determine) an aggregate of not more than ~~2,750,000~~ 4,550,000 Common Shares, subject to adjustment as provided in Section 15. Common Shares granted as any type of award as described under Section 4(a) shall be counted against the maximum number of Common Shares authorized for issuance under the Plan as one Common Share for each Common Share granted. ~~Common Shares granted as Stock Options or Stock Appreciation Rights shall be counted against the maximum number of Common Shares authorized for issuance under the Plan as one Common Share for each Common Share granted. Common Shares granted as Awards in any form other than Stock Options or Stock Appreciation Rights shall be counted against the maximum number of Common Shares authorized for issuance under the Plan as 1.53 Common Shares for each Common Share granted.~~ Irrespective of the aggregate number of Common Shares authorized herein, each participant in the Plan shall be entitled to receive grants of Awards with respect to no more than 500,000 Common Shares, Restricted Stock Units and Performance Units in any calendar year, subject to adjustment as provided in Section 15. Common Shares issued pursuant to the Plan may be either authorized but unissued shares, treasury shares, reacquired shares, or any combination thereof. If any Common Shares issued as Restricted Stock or otherwise subject to forfeiture are reacquired by the Company pursuant to such rights, or if any Award is cancelled, terminates, lapses or expires unexercised, any Common Shares that would otherwise have been issuable pursuant thereto will again become available for issuance under new Awards. If any Common Shares are surrendered or tendered to the Company (either directly or by means of attestation) in payment of the Exercise Price of an Award or any taxes required to be withheld in respect of an Award, in each case, in accordance with the terms and conditions of the Plan and any applicable Award agreement, such surrendered or tendered shares shall again become available for other Awards under the Plan; provided, further, that in no event shall such shares increase the number of shares of Common Stock that may be delivered pursuant to Incentive Stock Options granted under the Plan. If there is any change in the outstanding Common Shares by reason of the events set forth in Section 15, the number of Common Shares which may be issued under this Plan shall be appropriately adjusted. This is not an "evergreen" plan whereby additional Common Shares would be added to the Plan on an annual basis without stockholder approval.

(c) ***Rights with respect to Common Shares and Other Securities***

(i) Unless otherwise determined by the Committee in its discretion, a participant to whom an Award of Restricted Stock has been made (and any person succeeding to such participant's rights in accordance with the Plan) shall have, after issuance of a certificate for the number of Common Shares awarded and prior to the expiration of the Restricted Period (as hereinafter defined) or the earlier repurchase of such Common Shares as herein provided, ownership of such Common Shares, including the right to vote the same and to receive dividends or other distributions made or paid with respect to such Common Shares (provided that such Common Shares, and any new, additional or different shares, or Other Company Securities or property, or other forms of consideration which the participant may be entitled to receive with respect to such Common Shares as a result of a stock split, stock dividend or any other change in the corporation or capital structure of the Company, shall be subject to the restrictions hereinafter described as determined by the Committee in its discretion), subject, however, to the options, restrictions and limitations imposed thereon pursuant to the Plan. Notwithstanding the foregoing, a participant with whom an Award agreement is made to issue Common Shares in the future, shall have no rights as a stockholder with respect to Common Shares related to such agreement until issuance of a certificate to him or her.

(ii) A participant to whom a grant of Stock Options, Stock Appreciation Rights or Performance Shares is made (and any person succeeding to such a participant's rights pursuant to the Plan) shall have no rights as a stockholder with respect to any Common Shares or as a holder with respect to other securities, if any, issuable pursuant to any such Award until the date of the issuance of a stock certificate to him for such Common Shares or other instrument of ownership, if any. Except as provided in Section 15, no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities, other property or other forms of consideration, or any combination thereof) for which the record date is prior to the date such stock certificate or other instrument of ownership, if any, is issued.

(iii) Any participant who is directly or indirectly the beneficial owner of more than 10 percent of any class of any equity security which is registered pursuant to Section 12 of the Exchange Act, or who is an officer or director of the Company (unless an exemption under Regulation Section 240.16b-3(d) or (e) of the Exchange Act applies), shall hold his or her Restricted Stock, if any, for at least six months from the date of grant and any other Award received for at least six months from the date of acquisition of the Award before disposition of the Award or its underlying Common Stock.

(d) ***Vesting.*** Rights acquired pursuant to an Award may be subject to vesting as determined by the Committee in its sole discretion.

(e) ***Frequency of Grants.*** The Committee, in its discretion, shall set the frequency of grants.

(f) ***Securities and Tax Law Compliance.***

(i) Unless otherwise determined by the Committee in its discretion, no Awards shall be granted unless counsel for the Company shall be satisfied that such issuance will qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or any successor statutory provision thereto (the "Code") and that such issuance will be in compliance with the Code and regulations issued thereunder. For purposes of this Plan, the term "performance goals" shall mean goals established by the Committee with respect to Awards intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code based upon the following business criteria or a combination thereof: (i) Company Pre-Tax Earnings, (ii) the total shareholder return of the Company as compared with the total shareholder return of a designated group of apparel industry peers, (iii) Earnings Per Share, (iv) earnings before interest, taxes, depreciation and amortization (EBITDA), (v) earnings before interest and taxes (EBIT), or (vi) Pre-Tax Income.

(ii) No Common Shares, Other Company Securities or property, other securities or property, or other forms of payment shall be issued hereunder with respect to any Award unless counsel for the Company shall be satisfied that such issuance will be in compliance with applicable federal, state, local and foreign legal, securities exchange and other applicable requirements.

5. Stock Options. The Committee may grant Stock Options either alone, or in conjunction with Stock Appreciation Rights, either at the time of grant or by amendment thereafter; provided that an Incentive Stock Option may be granted only to an eligible employee of the Company or any parent or subsidiary corporation (as such are defined in Sections 424(e) and 424(f) of the Code, respectively). Each Stock Option (referred to herein as an "Option") granted or sold under the Plan shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall comply with the following terms and conditions, and with such other terms and conditions, including, but not limited to, restrictions upon the Option or the Common Shares issuable upon exercise thereof, as the Committee, in its discretion, shall establish:

(a) The Option exercise price shall be as determined by the Committee; provided that the exercise price shall be at least the fair market value of the Common Shares subject to such Option at the time the Option is granted.

(b) The Committee shall determine the number of Common Shares to be subject to each Option. The number of Common Shares subject to an outstanding Option may be reduced on a share-for-share or other appropriate basis, as determined by the Committee, to the extent that Common Shares under such Option are used to calculate the cash, Common Shares, Other Company Securities or property, or other forms of payment, or any combination thereof, received pursuant to exercise of a Stock Appreciation Right attached to such Option.

(c) An Option may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, and shall be exercisable during the grantee's lifetime only by him. Unless the Committee determines otherwise, the Option shall not be exercisable for at least six months after the date of grant, unless the grantee ceases employment before the expiration of such six-month period by reason of his disability as defined in Section 12 or his death.

(d) The Option shall not be exercisable:

(i) after the seventh anniversary of the date it is granted. Any Option may be exercised during such period only as set forth under Section 4(d) or at such time or times and in such installments as the Committee may establish in its grant of the Option;

(ii) unless payment in full is made for the shares being acquired thereunder at the time of exercise; such payment shall be made in such form (including, but not limited to, cash, surrender of all or a portion of an outstanding Award, Common Shares held by the participant at their fair market value on the exercise date, or a combination thereof) as provided in the Award grant instrument or as the Committee may determine in its discretion; and

(iii) unless the person exercising the Option has been, at all times during the period beginning with the date of the grant of the Option and ending on the date of such exercise, employed by, or a non-employee director of, the Company, or a parent, subsidiary or affiliate of the Company, or a corporation substituting or assuming the Option in a transaction to which Section 424(a) of the Code, is applicable, except that:

(A) if such person dies, unvested Options will immediately vest and that person's estate will have one year from the date of death to exercise all Options, provided that the exercise occurs within the remaining Option Term. Any portion of the Option not exercised within the one year period shall terminate.

(B) if such person's employment with the Company is terminated by reason of retirement or disability (retirement as determined by the Board), unvested Options will immediately vest and he will have one year from the date of termination to exercise all Options, provided that the exercise occurs within the remaining Option Term. Any portion of the Option not exercised within the one-year period shall terminate.

(C) upon the termination of such person's employment with the Company for reason other than death, retirement or disability, that person will have sixty days from the date of termination to exercise all vested Options provided that the exercise occurs within the remaining Option Term. Any portion of the Option not exercised within the sixty day period shall terminate.

(D) if such person shall cease employment with the Company while holding an Option which has not expired and has not been fully exercised, the Committee may determine to allow such person at any time within the sixty days or such other period determined by the Committee (but in the case of an Incentive Stock Option, such period shall not exceed ninety days) after the date he ceased such employment (but in no event after the Option has expired), to exercise the Option with respect to any shares as to which he could have exercised the Option on the date he ceased such employment or with respect to such greater number of shares as determined by the Committee. Any portion of the Option not exercised within the sixty day period or such other period determined by the Committee shall terminate.

(E) In the event of a Change in Control, as that term is defined in this Plan, all stock options will immediately vest and will be exercisable.

(e) In the case of an Incentive Stock Option, the amount of the aggregate fair market value of Common Shares (determined at the time of grant of the Option pursuant to Section 5(a) of the Plan) with respect to which Incentive Stock Options are exercisable for the first time by an employee during any calendar year (under all such plans of his employer corporation and its parent and subsidiary corporations) shall not exceed $100,000. To the extent the aggregate fair market value of the Common Shares with respect to which Incentive Stock Options are exercisable by an employee during any calendar year exceeds $100,000, the Options shall be treated as Nonqualified Stock Options.

(f) It is the intent of the Company that Nonqualified Stock Options granted under the Plan not be classified as Incentive Stock Options, that the Incentive Stock Options granted under the Plan be consistent with and contain or be deemed to contain all provisions required under Section 422 (and the other appropriate provisions) of the Code and any implementing regulations (and any successor provisions thereof), and that any ambiguities in construction shall be interpreted in order to effectuate such intent.

(g) Upon the Committee's recommendation and the approval of the Shareholders, the Board may reissue or reprice outstanding Stock Options at the fair market value of the Common Shares on the date of such reissue or repricing.

6. Stock Appreciation Rights. The Committee may grant Stock Appreciation Rights (referred to herein as a "SAR") either alone, or in conjunction with Stock Options, either at the time of grant or by amendment thereafter. Each Award of SARs granted under the Plan shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall comply with the following terms and conditions, and with such other terms and conditions, including, but not limited to, restrictions upon the Award of SARs or the Common Shares issuable upon exercise thereof, as the Committee, in its discretion, shall establish:

(a) The SAR shall be granted with an exercise price equal to at least the fair market value of the underlying Common Shares on the date of such grant.

(b) The Committee shall determine the number of Common Shares to be subject to each Award of SARs. The number of Common Shares subject to an outstanding Award of SARs may be reduced on a share-for-share or other appropriate basis, as determined by the Committee, to the extent that Common Shares under such Award of SARs are used to calculate the cash, Common Shares, Other Company Securities or property, or other forms of payment, or any combination thereof, received pursuant to exercise of an Option attached to such Award of SARs, or to the extent that any other Award granted in conjunction with such Award of SARs is paid.

(c) The Award of SARs may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, and shall be exercisable during the grantee's lifetime only by him. Unless the Committee determines otherwise, the Award of SARs shall not be exercisable for at least six months after the date of grant, unless the grantee ceases employment or performance of services before the expiration of such six-month period by reason of his disability as defined in Section 12 or his death.

(d) The Award of SARs shall not be exercisable:

(i) after the seventh anniversary of the date it is granted. Any Award of SARs may be exercised during such period only as set forth under Section 4(d) or at such time or times and in such installments as the Committee may establish;

(ii) in the case that the Award of SARs is attached to an Option, unless such Option is at the time exercisable; and

(iii) unless the person exercising the Award of SARs has been, at all times during the period beginning with the date of the grant thereof and ending on the date of such exercise, employed by, or a non-employee director of, the Company, except that:

(A) if such person dies, unvested SARs will immediately vest and that person's estate will have one year from the date of death to exercise all SARs, provided that the exercise occurs within the remaining Term. Any portion of the SARs not exercised within the one year period shall terminate.

(B) if such person's employment with the Company is terminated by reason of retirement or disability (retirement as determined by the Board), unvested SARs will immediately vest and he will have one year from the date of termination to exercise all SARs, provided that the exercise occurs within the remaining Term. Any portion of the SARs not exercised within the one-year period shall terminate.

(C) Upon the termination of such person's employment with the Company for reason other than death, retirement or disability, that person will have sixty days from the date of termination to exercise all vested SARs provided that the exercise occurs within the remaining Term.

(D) if such person shall cease employment with the Company while holding an Award of SARs which has not expired and has not been fully exercised, the Committee may determine to allow such person at any time within the sixty days or such other period determined by the Committee after the date he ceased such employment (but in no event after the Award of SARs has expired), to exercise the Award of SARs with respect to any shares as to which he could have exercised the Award of SARs on the date he ceased such employment or with respect to such greater number of shares as determined by the Committee. Any portion of the SARs not exercised within the sixty day period or such other period determined by the Committee shall terminate.

(E) In the event of a Change in Control, all SARs will immediately vest and will be exercisable.

(e) An Award of SARs shall entitle the holder (or any person entitled to act under the provisions of Section 6(d)(iii)(A) hereof) to exercise such Award and surrender unexercised the Option, if any, to which the SAR is attached (or any portion of such Option) to the Company and to receive from the Company in exchange thereof, without payment to the Company, that number of Common Shares having an aggregate value equal to the excess of the fair market value of one share at the time of such exercise, over the exercise price (or option exercise price, as the case may be), times the number of shares subject to the Award or the Option, or portion thereof, which is so exercised or surrendered, as the case may be. The Committee shall be entitled in its discretion to elect to settle the obligation arising out of the exercise of a SAR by the payment of cash or Other Company Securities or property, or other forms of payment, or any combination thereof, as determined by the Committee, equal to the aggregate value of the Common Shares it would otherwise be obligated to deliver. Any such election by the Committee shall be made as soon as practicable after the receipt by the Committee of written notice of the exercise of the SAR.

(f) A SAR may provide that it shall be deemed to have been exercised at the close of business on the business day preceding the expiration date of the SAR or of the related Option, or such other date as specified by the Committee, if at such time such SAR has a positive value. Such deemed exercise shall be settled or paid in the same manner as a regular exercise thereof as provided in Section 6(e) hereof.

(g) No fractional shares may be delivered under this Section 6, but in lieu thereof a cash or other adjustment shall be made as determined by the Committee in its discretion.

7. Restricted Stock. Each Award of Restricted Stock under the Plan shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall comply with the following terms and conditions, and with such other terms and conditions as the Committee, in its discretion, shall establish:

(a) The Committee shall determine the number of Common Shares to be issued to a participant pursuant to the Award, and the extent, if any, to which they shall be issued in exchange for cash, other consideration, or both.

(b) Depending on the agreement, restricted stock grants may either (i) cliff-vest all at once at the end of two year, three year, or other period established by the Committee, or (ii) step vest in pro rata increments, over a two year, three year or other period established by the Committee.

(c) Restricted Stock awarded to a participant in accordance with the Award shall be subject to the following conditions and/or restrictions until the expiration of such period as the Committee shall determine, from the date on which the Award is granted (the "Restricted Period"): (i) a participant to whom an Award of Restricted Stock is made may, at the discretion of the Committee, be issued, but shall not be entitled to, a stock certificate, (ii) the Restricted Stock shall not be transferable prior to the end of the Restricted Period, (iii) the Restricted Stock shall be forfeited and the stock certificate, if issued, shall be returned to the Company and all rights of the holder of such Restricted Stock to such shares and as a shareholder shall terminate without further obligation on the part of the Company if the participant's continuous employment or performance of services for the Company shall terminate for any reason prior to the end of the Restricted Period, except as otherwise provided in Section 7(d), and (iv) such other conditions and/or restrictions as determined by the Committee in its discretion, including, without limitation, a requirement that participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws, or holding requirements or sale restrictions on the Shares by the Company upon vesting of such Restricted Stock.

(d) If a participant who has been in continuous employment with the Company since the date on which a Restricted Stock Award was granted to him leaves for any reason other than death, disability or retirement before vesting, the unvested portion of the restricted stock award is forfeited. If a participant who has been in continuous employment with the Company since the date on which a Restricted Stock Award was granted to him dies, becomes disabled or retires, the restricted stock award will fully vest.

(e) The Committee may provide in an Award agreement that the Award of Restricted Stock is conditioned upon the participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a participant makes an election pursuant to Section 83(b) of the Code concerning a Restricted Stock Award, the participant shall be required to file promptly a copy of such election with the Company.

(f) In the event of a Change in Control, the Restricted Stock Award will immediately vest and will be payable within thirty days of the Change in Control.

8. Restricted Stock Units. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Restricted Stock Units to participants in such amounts as the Committee shall determine. Restricted Stock Units shall be similar to Restricted Stock except that no Common Shares are actually awarded to the participant on the date of grant. Each Restricted Stock Unit grant shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall specify the Restricted Period, the number of Restricted Stock Units granted, and such other terms and conditions as the Committee, in its discretion, shall establish.

(a) The Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Restricted Period established by the Committee, or upon earlier satisfaction of any other conditions, as specified by the Committee, in its sole discretion, and set forth in the Award agreement or otherwise. All rights with respect to the Restricted Stock Units granted to a participant under the Plan shall be available during his lifetime only to such participant, except as otherwise provided in an Award agreement or at any time by the Committee.

(b) The Committee shall impose such other conditions and/or restrictions on any Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that participants pay a stipulated purchase price for each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws, or holding requirements or sale restrictions on the Shares by the Company upon vesting of such Restricted Stock Units. A participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

(c) Restricted Stock Units shall be paid in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion shall determine within 75 days of the date of vesting.

(d) Each Award agreement shall set forth the extent to which the participant shall have the right to retain Restricted Stock Units following termination of the participant's employment with or provision of services to the Company, its affiliates, and/or its subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award agreement entered into with each participant, need not be uniform among all Restricted Stock Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

(e) In the event of a Change in Control, the Restricted Stock Units award will immediately vest and will be payable within thirty days of the Change in Control.

9. Performance Shares. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Performance Units and/or Performance Shares to participants in such amounts as the Committee shall determine. Each grant of Performance Shares shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall specify, in addition to the following terms and conditions, the performance period, the number of Performance Shares granted, and such other terms and conditions as the Committee, in its discretion, shall establish.

(a) Each Award agreement evidencing the award of Performance Shares shall designate a target number of Performance Shares under the Award agreement and the performance cycle. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the number of Performance Shares that will be paid out to the participant.

(b) Subject to the terms of this Plan, after the applicable performance cycle has ended, the holder of Performance Shares shall be entitled to receive payout on the value and number of Performance Shares earned by the participant over the performance cycle, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

(c) Payment of earned Performance Shares shall be as determined by the Committee and as evidenced in the Award agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Shares in the form of cash or in Common Shares (or in a combination thereof) equal to the value of the earned Performance Shares at the close of the applicable performance cycle, or as soon as practicable after the end of the performance cycle. Any Common Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award agreement pertaining to the grant of the Award.

(d) Each Award agreement shall set forth the extent to which the participant shall have the right to retain Performance Shares following termination of the participant's employment with or provision of services to the Company, its affiliates, and/or its subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award agreement entered into with each participant, need not be uniform among all Awards of Performance Shares issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

(e) Performance Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a participant's Award agreement or otherwise determined at any time by the Committee, a participant's rights under the Plan shall be exercisable during his lifetime only by such participant.

(f) If a participant's employment with the Company is terminated for any reason other than death or disability before the end of a performance cycle, the Performance Share award shall be forfeited. If a participant's employment with the Company is terminated due to death or disability during the performance cycle, he will receive the target number of shares set forth in his Performance Share Award Agreement within thirty days of the triggering event.

(g) In the event of a Change in Control, the Performance Share award will immediately vest and will be payable within thirty days of the Change in Control.

10. Other Stock Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Common Shares) ("Other Stock-Based Awards") in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the transfer of actual Common Shares to participants, or payment in cash or otherwise of amounts based on the value of Common Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States. Each grant of Other Stock-Based Awards shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall specify, in addition to the following terms and conditions, such other terms and conditions as the Committee, in its discretion, shall establish.

(a) Each Other Stock-Based Award shall be expressed in terms of Common Shares or units based on Common Shares, as determined by the Committee. The Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of Other Stock-Based Awards that will be paid out to the participant will depend on the extent to which the performance goals are met. Payment, if any, with respect to an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or Common Shares as the Committee determines.

(b) The Committee shall determine the extent to which the participant shall have the right to receive Other Stock-Based Awards following termination of the participant's employment with or provision of services to the Company, its affiliates, and/or its subsidiaries, as the case may be or a Change in Control. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an agreement entered into with each participant, but need not be uniform among all Awards of Other Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

(c) Except as otherwise determined by the Committee, Other Stock-Based Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided by the Committee, a participant's rights under the Plan, if exercisable, shall be exercisable during his lifetime only by such participant.

11. Amendment of Awards under the Plan. The terms of any outstanding Award under this Plan may be amended from time to time by the Committee in its discretion in any manner that it deems appropriate (including, but not limited to, acceleration of the date of exercise of any Award and/or payments thereunder); provided that no such amendment shall adversely affect in a material manner any right of a participant under the Award without his written consent, unless the Committee determines in its discretion that there have occurred or are about to occur significant changes in the participant's position, duties, or responsibilities, or significant changes in economic, legislative, regulator, tax, accounting or cost/benefit conditions which are determined by the Committee in its discretion to have or to be expected to have a substantial effect on the performance of the Company, or any subsidiary, affiliate, division or department thereof, on the Plan or on any Award under the Plan. Provided, further, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding Options or SARs or cancel outstanding Options or SARS in exchange for cash, other awards or Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs without shareholder approval.

12. Disability. For the purposes of this Plan, a participant shall be deemed to have terminated his employment by the Company, its subsidiaries, and its affiliates by reason of disability, if the Committee shall determine that the physical or mental condition of the participant by reason of which such employment terminated was such at that time as would entitle him to payment of monthly disability benefits under any Company disability plan. If the participant is not eligible for benefits under any disability plan of the Company, he shall be deemed to have terminated such employment by reason of disability if the Committee shall determine that his physical or mental condition would entitle him to benefits under any Company disability plan if he were eligible therefor.

13. Change in Control. For purposes of this Plan, a "Change in Control" shall be deemed to have occurred if (i) any "person" or "group" (as such terms are used in Section 13(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities and within one (1) year after such "person" or "group" acquires 50% or more of the combined voting power of the Company (the "Trigger Date") the members of the Board immediately prior to the Trigger Date cease to constitute a majority of the Board, (ii) there shall be consummated any consolidation or merger of the Company in which the Company is not the surviving or continuing corporation or pursuant to which shares of the Company's Common Shares would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Shares immediately prior to the merger have (directly or indirectly) at least a 51% ownership interest in the outstanding Common Shares of the surviving corporation immediately after the merger, or (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest. In the event of a Change of Control, all outstanding Awards shall immediately vest and all restrictions on any outstanding Awards shall immediately lapse and participants shall be entitled to the full benefit of all such awards immediately prior to the effective date of the Change in Control.

14. Termination of a Participant. For all purposes under the Plan, the Committee shall determine whether a participant has terminated employment with the Company. In the event an award is subject to Section 409A, termination of employment shall be defined as separation from service within the meaning of Section 409A.

15. Dilution and Other Adjustments. In the event of any change in the outstanding Common Shares of the Company by reason of any stock split, stock dividend, split-up, split-off, spin-off, recapitalization, merger, consolidation, rights offering, reorganization, combination or exchange of shares, a sale by the Company of all of its assets, any distribution to stockholders other than a normal cash dividend, or other extraordinary or unusual event, and that such change equitably requires an adjustment in the terms of any Award of the number of Common Shares available for Awards, such adjustment shall be made by the Committee and shall be final, conclusive and binding for all purposes of the Plan.

In the event of the proposed dissolution or liquidation of the Company, all outstanding Awards shall terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee.

16. Designation of Beneficiary by Participant. A participant may name a beneficiary to receive any payment to which he may be entitled in respect to any Award under the Plan in the event of his death, on a written form to be provided by and filed with the Committee, and in a manner determined by the Committee in its discretion. The Committee reserves the right to review and approve beneficiary designations. A participant may change his beneficiary from time to time in the same manner, unless such participant has made an irrevocable designation. Any designation of beneficiary under the Plan (to the extent it is valid and enforceable under applicable law) shall be controlling over any other disposition, testamentary or otherwise, as determined by the Committee in its discretion. If no designated beneficiary survives the participant and is living on the date on which an amount becomes payable to such a participant's beneficiary, such payment will be made to the legal representatives of the participant's estate, and the term "beneficiary" as used in the Plan shall be deemed to include such person or persons. If there are any questions as to the legal right of any beneficiary to receive a distribution under the Plan, the Committee in its discretion may determine that the amount in question be paid to the legal representatives of the estate of the participant, in which event the Company, the Board and the Committee and the members thereof, will have no further liability to anyone with respect to such amount.

17. Miscellaneous Provisions.

(a) No employee or other person shall have any claim or right to be granted an Award under the Plan. Determinations made by the Committee under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such eligible individuals are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any employee any right to continue to be employed by the Company, its subsidiaries or its affiliates, and the right to terminate the employment of any participants at any time and for any reason is specifically reserved.

(b) No participant or other person shall have any right with respect to the Plan, the Common Shares reserved for issuance under the Plan or in any Award, contingent or otherwise, until written evidence of the Award shall have been delivered to the recipient and all the terms, conditions and provisions of the Plan and the Award applicable to such recipient (and each person claiming under or through him) have been met.

(c) Except as may be approved by the Committee where such approval shall not adversely affect compliance of the Plan with Rule 16b-3 under the Exchange Act, a participant's rights and interest under the Plan may not be assigned or transferred, hypothecated or encumbered in whole or in part either directly or by the operation of law or otherwise (except in the event of a participant's death) including, but not by way of limitation, however, that any Option or similar right (including, but not limited to, a SAR) offered pursuant to the Plan shall be transferable by will or the laws of descent and distribution but shall be exercisable during the participant's lifetime only by him.

(d) It is the intent of the Company that the Plan comply in all respects with Rule 16b-3 under the Exchange Act, that any ambiguities or inconsistencies in construction of the Plan be interpreted to give effect to such intention and that if any provision of the Plan is found not to be in compliance with Rule 16b-3, such provision shall be deemed null and void to the extent required to permit the Plan to comply with Rule 16b-3.

(e) The Company shall have the right to deduct from any payment made under the Plan any federal, state, local or foreign income or other taxes required by law to be withheld with respect to such payment. It shall be a condition to the obligation of the Company to issue Common Shares, Other Company Securities or property, other securities or property, or other forms of payment, or any combination thereof, upon exercise, settlement or payment of any Award under the Plan, that the participant (or any beneficiary or person entitled to act) pay to the Company, upon its demand, such amount as may be required by the Company for the purpose of satisfying any liability to withhold federal, state, local or foreign income or other taxes. If the amount requested is not paid, the Company may refuse to issue Common Shares, Other Company Securities or property, other securities or property, or other forms of payment, or any combination thereof. Notwithstanding anything in the Plan to the contrary, the Committee may, in its discretion, permit an eligible participant (or any beneficiary or person entitled to act) to elect to pay a portion or all of the amount requested by the Company for such taxes with respect to such Award, at such time and in such manner as the Committee shall deem to be appropriate (including, but not limited to, by authorizing the Company to withhold, or agreeing to surrender to the Company on or about the date such tax liability is determinable, Common Shares, Other Company Securities or property, other securities or property, or other forms of payment, or any combination thereof, owned by such person or a portion of such forms of payment that would otherwise be distributed, or have been distributed, as the case may be, pursuant to such Award to such person, having a fair market value equal to the amount of such taxes).

(f) The expenses of the Plan shall be borne by the Company.

(g) The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Award under the

Plan, and rights to the payment of Awards shall be no greater than the rights of the Company's general creditors.

(h) By accepting any Award or other benefit under the Plan, each participant and each person claiming under or through him shall be conclusively deemed to have indicated his acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee or its delegates.

(i) Fair market value in relation to Common Shares shall mean the closing price of a Common Share on the New York Stock Exchange or other established stock exchange or exchanges on the applicable date, or if no sale of Common Shares shall have been made on that day, on the next preceding day on which there was a sale of Common Shares. If the Common Shares are not reported on an exchange or market, the fair market value of Common Shares shall be as determined in good faith by the Committee in such reasonable manner as it may deem appropriate in accordance with applicable law. Fair market value in relation to Other Company Securities or property, other securities or property or other forms of payment of Awards under the Plan, or any combination thereof, as of any specific time shall mean such value as determined in good faith by the Committee in such reasonable manner as it may deem appropriate in accordance with applicable law.

(j) The masculine pronoun includes the feminine and the singular includes the plural wherever appropriate.

(k) The appropriate officers of the Company shall cause to be filed any reports, returns or other information regarding Awards hereunder of any Common Shares issued pursuant hereto as may be required by Section 13 or 15(d) of the Exchange Act (or any successor provision) or any other applicable statute, rule or regulation.

(l) The validity, construction, interpretation, administration and effect of the Plan, and of its rules and regulations, and rights relating to the Plan and to Awards granted under the Plan, shall be governed by the substantive laws, but not the choice of law rules, of the State of Nevada.

(m) Certificates for Common Shares issued pursuant to the Plan which have not been registered with the Securities and Exchange Commission, and Restricted Stock, if any, shall bear an appropriate legend.

(n) Each person who is or shall have been a member of the Board, or the Committee, or an officer of the Company to whom authority was delegated in accordance with the Plan, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to defend the same before he or she undertakes to defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(o) In the event the Committee grants to a participant an Award that is subject to Section 409A of the Code, the Award Agreement shall contain such terms as are necessary to satisfy the documentary requirements imposed by Section 409A of the Code and the regulations promulgated thereunder at the time the Award is granted.

(p) The Committee may recover from a participant any Common Shares or other consideration paid in connection with an Award to the extent required by any claw-back or recoupment provision of applicable law or an Award Agreement.

18. Plan Amendment or Suspension. The Plan may be amended or suspended in whole or in part at any time from time to time by the Board, but no amendment shall be effective unless and until the same is approved by shareholders of the Company where the failure to obtain such approval would adversely affect the compliance of the Plan with Rule 16b-3 under the Exchange Act and with other applicable law. No amendment of the Plan shall adversely affect in a material manner any right of any participant with respect to any Award theretofore granted without such participant's written consent, except as permitted under Section 11.

19. Plan Termination. This Plan shall terminate upon the earlier of the following dates or events to occur:

(a) upon the adoption of a resolution of the Board terminating the Plan; or

(b) ten years from the date the Plan as amended is approved and adopted by the stockholders of the Company; provided, however, that the Board may, prior to the expiration of such ten-year period, extend the term of the Plan for an additional period of up to five years from the grant of Awards other than Incentive Stock Options. No termination of the Plan shall materially alter or impair any of the rights or obligations of any person, without his consent, under any Award theretofore granted under the Plan, except that subsequent to termination of the Plan, the Committee may make amendments permitted under Section 11.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.

Internet and telephone voting are available through 11:59 PM Eastern Time the day prior to the shareholder meeting date.

STAGE STORES, INC.

VOTE BY INTERNET
http://www.proxyvoting.com/ssi
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

VOTE BY TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. There is no charge to you for this call.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

OR

VOTE BY MAIL
To vote by mail, mark, sign and date your proxy card and return it promptly in the enclosed postage-paid envelope.

96301

Fulfillment
96304

▼ **FOLD AND DETACH HERE** ▼

The Board of Directors recommends a vote "FOR" items 1, 2, 4 and 5, and for every 3 years on item 3. This proxy, when properly executed, will be voted in the manner directed herein. If no directions are given, this proxy will be voted in accordance with the Board's recommendations.

Please mark your votes as indicated in this example **X**

ITEM 1 – ELECTION OF DIRECTORS

	FOR	AGAINST	ABSTAIN
1.1 Alan Barocas	☐	☐	☐
1.2 Michael Glazer	☐	☐	☐
1.3 Gabrielle Green	☐	☐	☐
1.4 Andrew Hall	☐	☐	☐
1.5 Earl Hesterberg	☐	☐	☐
1.6 William Montgoris	☐	☐	☐
1.7 David Schwartz	☐	☐	☐

	FOR	AGAINST	ABSTAIN
ITEM 2 – Advisory Vote on Executive Compensation.	☐	☐	☐

	1 year	2 years	3 years	Abstain
ITEM 3 – Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation.	☐	☐	☐	☐

	FOR	AGAINST	ABSTAIN
ITEM 4 – Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2011.	☐	☐	☐
ITEM 5 – Approval of Second Amended and Restated 2008 Equity Incentive Plan.	☐	☐	☐

ITEM 6 – Such other matters as may properly come before the Annual Meeting or any adjournment thereof.

I plan to attend the Annual Meeting ☐

Mark Here for Address Change or Comments **SEE REVERSE** ☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature ____________________ Signature ____________________ Date __________

Admission Ticket

STAGE STORES, INC.

Annual Meeting of Shareholders

Date – June 9, 2011

Time – 1:00 p.m. local time

Location – Stage Stores Corporate Headquarters

10201 Main Street, Houston, TX 77025

ADMITTANCE MAY BE DENIED WITHOUT A TICKET

In accordance with the Company's security procedures, all persons attending the Annual Meeting must present an Admission Ticket and picture identification. If you are a shareholder of record and plan to attend the meeting in person, please bring this Admission Ticket with you to the meeting. For security purposes, briefcases, bags, purses, backpacks and other containers will be subject to search at the door.

▼ **FOLD AND DETACH HERE** ▼

STAGE STORES, INC.

Proxy for the 2011 Annual Meeting of Shareholders
June 9, 2011

THIS PROXY IS SOLICITED ON BEHALF OF STAGE STORES, INC.'S BOARD OF DIRECTORS

The undersigned hereby appoints Andrew Hall and Edward Record, and each of them, as proxies for the undersigned with full power of substitution to vote all shares of Stage Stores, Inc.'s common stock which the undersigned may be entitled to vote at the 2011 Annual Meeting of Shareholders of Stage Stores, Inc. to be held at the Company's headquarters in Houston, Texas on Thursday, June 9, 2011 at 1:00 P.M. local time, or at any adjournment thereof, upon the matters set forth on the reverse side and described in the accompanying Proxy Statement and upon such other matters as may properly come before the meeting or any adjournment thereof.

Voting instructions are set forth on the reverse side.

Important notice regarding the Internet availability of proxy materials for the 2011 Annual Meeting of Shareholders: Stage Stores, Inc.'s 2011 Notice of Annual Meeting and Proxy Statement, and Stage Stores, Inc.'s Annual Report to Shareholders and Annual Report on Form 10-K for the fiscal year ended January 29, 2011, are available at: **http://bnymellon.mobular.net/bnymellon/ssi**

Address Change/Comments
(Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

96301

Fulfillment
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